Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-184428

PROSPECTUS

Gulf South Pipeline Company, LP

Offer to Exchange

Up to $300,000,000 of

4.000% Senior Notes due 2022

That Have Not Been Registered Under the Securities Act,

which are referred to as the “old notes,”

for

Up to $300,000,000 of

4.000% Senior Notes due 2022

That Have Been Registered Under the Securities Act,

which are referred to as the “new notes”

Terms of the New 4.000% Senior Notes due 2022 Offered in the Exchange Offer:

•

The terms of the new notes are substantially identical to the terms of the old notes that were issued on June 12, 2012, except that the new notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer, registration rights or provisions for additional interest.

Terms of the Exchange Offer:

•

We are offering to exchange up to $300,000,000 of our old notes for an equal principal amount of new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

•	We will exchange old notes that are validly tendered and not validly withdrawn before the Exchange Offer expires for an equal principal amount of new notes.

•	The Expiration Date for the Exchange Offer is 5:00 p.m., New York City time, on January 22, 2013, unless extended.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the Exchange Offer.

•	The exchange of new notes for old notes will not be a taxable event for U.S. federal income tax purposes. We will not receive any proceeds from the Exchange Offer.

We qualify as an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012. See “Summary—Implications of Being an Emerging Growth Company.”

You should carefully consider the risks set forth under “Risk Factors” beginning on page 10 of this prospectus before participating in the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 17, 2012

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission (the “SEC”). This prospectus does not contain all of the information found in the registration statement. Before you decide to participate in this Exchange Offer, please review the full registration statement, including the information set forth under the heading the “Risk Factors” in this prospectus, the documents described under the heading “Where You Can Find More Information” in this prospectus, the exhibits to the registration statement and any additional information you may need to make your investment decision. You should rely only on the information contained in the registration statement, including this prospectus and the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information and if anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date as set forth on the front cover. Our business, financial condition and results of operations may have changed since that date. We will disclose any material changes to such in an amendment to this prospectus or a prospectus supplement.

Each broker-dealer that receives new notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

We are not making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

We are not making any representation to you regarding the legality of your participation in the Exchange Offer under applicable law. You should consult with your own legal advisors as to the legal, tax, business, financial and related aspects of participating in the Exchange Offer.

CERTAIN TERMS USED IN THIS PROSPECTUS

All references to “Gulf South,” “we,” “us” and “our” refer to Gulf South Pipeline Company, LP, a Delaware limited partnership, unless otherwise indicated or the context otherwise requires. References in this prospectus to “Boardwalk Pipeline Partners” or the “master partnership” refer to Boardwalk Pipeline Partners, LP. References in this prospectus to “Boardwalk Pipelines” refer to Boardwalk Pipelines, LP. References in this prospectus to “BPHC” refer to Boardwalk Pipelines Holding Corporation. References in this prospectus to “Loews” refer to Loews Corporation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this prospectus, as well as some statements in periodic press releases and some oral statements made by our officials and our affiliates during presentations about us, are “forward-looking.” Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will likely result,” and similar expressions. In addition, any statement made by our management concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions by us or our affiliates, are also forward-looking statements.

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Forward-looking statements are based on current expectations and projections about future events and their potential impact on us. While management believes that these forward-looking statements are reasonable as and when made, there is no assurance that future events affecting us will be those that we anticipate. All forward-looking statements are inherently subject to a variety of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	our ability to maintain or replace expiring gas transportation and storage contracts and to sell short-term capacity on our pipelines;

•	the costs of maintaining and ensuring the integrity and reliability of our pipeline system;

•	the impact of new pipeline or new gas supply sources on competition and basis spreads on our pipeline systems;

•

the impact of changes to laws and regulations, such as the proposed greenhouse gas legislation and the re-authorization by Congress of the Pipeline and Hazardous Materials Safety Administration (PHMSA), the recently enacted pipeline safety bill, and regulatory changes that result from that legislation applicable to interstate pipelines, on our business, including our costs, liabilities and revenues;

•	the timing, cost, scope and financial performance of our recent, current and future growth projects;

•	the expansion into new product lines and geographic areas;

•	volatility or disruptions in the capital or financial markets;

•

the impact of the rate-making policies and actions of the Federal Energy Regulatory Commission (FERC) on the services we offer and the rates we charge and our ability to recover the full cost of operating our pipelines, including earning a reasonable return;

•	operational hazards, litigation and unforeseen interruptions for which we may not have adequate or appropriate insurance coverage;

•	the future cost of insuring our assets;

•	our ability to access new sources of natural gas and the impact on us of any future decreases in supplies of natural gas in our supply areas;

•	the consummation of transactions and agreements;

•	the impact on our system throughput and revenues from changes in the supply of and demand for natural gas, including as a result of commodity price changes; and

•	the other factors described under the heading “Risk Factors” in this prospectus.

Developments in any of these areas could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this prospectus and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

iii

PROSPECTUS SUMMARY

This summary highlights certain information about us and the Exchange Offer. Because this is a summary, it may not contain all of the information that may be important to you and your investment decision. You should read this entire prospectus and the documents to which we refer you carefully and should consider, among other things, the matters set forth in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision.

Our Company

Overview

We are an indirect wholly-owned operating subsidiary of Boardwalk Pipeline Partners. Boardwalk Pipeline Partners is a publicly traded master limited partnership organized in 2005. The master partnership, through us and its other operating subsidiaries, owns and operates interstate natural gas pipeline systems and integrated storage facilities that, as of September 30, 2012, had approximately 14,300 miles of pipelines, directly serving customers in twelve states and indirectly serving customers throughout the northeastern and southeastern United States (U.S.) through numerous interconnections with unaffiliated pipelines. For the twelve months ended September 30, 2012, Boardwalk Pipeline Partners’ pipeline systems transported approximately 2.6 trillion cubic feet (Tcf) of gas.

We are an interstate natural gas transmission company which owns and operates a natural gas pipeline system located along the Gulf Coast in the states of Texas, Louisiana, Mississippi, Alabama and Florida. As of September 30, 2012, our pipeline transmission system had a peak day delivery capacity of approximately 6.9 billion cubic feet (Bcf) per day and consisted of approximately 7,250 miles of pipeline and two natural gas storage facilities. The gas storage facility located in Bistineau, Louisiana, has approximately 78.0 Bcf of working gas storage capacity with which we offer firm and interruptible storage service, including no-notice service. Our Jackson, Mississippi, gas storage facility has approximately 5.0 Bcf of working gas storage capacity, which is used for operational purposes and is not offered for sale to the market.

The on-system markets directly served by our system are generally located in eastern Texas, Louisiana, southern Mississippi, southern Alabama, and the Florida Panhandle. These markets include local distribution companies (LDCs) and municipalities located across the system, including New Orleans, Louisiana, Jackson, Mississippi, Mobile, Alabama, and Pensacola, Florida, and other end-users located across the system, including the Baton Rouge to New Orleans industrial corridor and Lake Charles, Louisiana. We also have indirect access to off-system markets through numerous interconnections with unaffiliated interstate and intrastate pipelines and storage facilities. These pipeline interconnections provide access to markets throughout the northeastern and southeastern U.S.

For the twelve months ended September 30, 2012, approximately 78% of our revenues were derived from capacity reservation charges under firm contracts, approximately 14% of our revenues were derived from other charges based on actual utilization under firm contracts and approximately 8% of our revenues were derived from interruptible transportation, interruptible storage, parking and lending (PAL) and other services. For the twelve months ended September 30, 2012, EOG Resources, Inc. represented approximately 11% of our revenues, with no other non-affiliated customer representing 10% or more of our revenues. As of September 30, 2012, the weighted average life of our transportation contracts was approximately 5.0 years.

Recent Developments

Southeast Market Expansion

Our Southeast Market Expansion project consists of constructing an interconnection between us and Petal Gas Storage, L.L.C. (Petal), adding additional compression facilities to our system and constructing approximately 70 miles of 24” and 30” pipeline in southeastern Mississippi. This project, which is expected to cost approximately $300.0 million, would add approximately 0.5 Bcf per day of peak-day transmission capacity to our system from multiple locations in Louisiana with delivery capacity to Mississippi, Alabama and Florida, subject to the Federal Energy Regulatory Commission (FERC), approval, and is expected to be placed in service in 2014. The Southeast Market Expansion project is fully contracted with a weighted average contract life of approximately 10.0 years.

Executive Offices, Organization and Ownership

Our principal executive offices are located at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046, and our telephone number is (866) 913-2122.

We are an indirect wholly-owned operating subsidiary of the master partnership. The master partnership is a publicly traded entity owned by public unitholders and indirectly owned by Loews.

The following chart depicts the organization and ownership structure of the master partnership and its subsidiaries, including us, as of November 23, 2012.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Emerging growth companies, unlike other public companies, are not required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of other public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We could remain an “emerging growth company” for up to five years, or until the earliest of:

•	the last day of the first fiscal year in which our annual revenues exceed $1.0 billion;

•	when we have at least $700.0 million in market value of our common units held by non-affiliates; or

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We have elected to “opt out” of the permissive provisions of the JOBS Act as described above and will continue to comply with the requirements of the Securities Act and the Exchange Act as if we did not meet the definition of an “emerging growth company.”

The Exchange Offer

The following summary contains basic information about the Exchange Offer and is not intended to be complete. It does not contain all information that may be important to you. For a more complete understanding of the Exchange Offer, please refer to the section entitled “The Exchange Offer” in this prospectus.

On June 12, 2012 (the “Issue Date”), we completed a private placement of $300.0 million in aggregate principal amount of 4.000% Senior Notes due 2022 (which are referred to herein as the “old notes”) in an offering exempt from the registration requirements of the Securities Act. The old notes were issued, and the new notes will be issued, under the Indenture (as such term is defined herein). At closing of the old notes offering, we entered into a Registration Rights Agreement dated June 12, 2012 (the “Registration Rights Agreement”) with the initial purchasers in the private offering, pursuant to which we agreed to deliver to you this prospectus and use our commercially reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective on or prior to 360 days after the date we issued the old notes and to use our commercially reasonable efforts to complete the Exchange Offer not later than 30 business days thereafter, or longer, if required by federal securities laws.

Exchange Offer	We are offering to exchange the new notes for the old notes.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on January 22, 2013, unless we decide to extend it (such date and time, as may be extended from time to time, the “Expiration Date”).

Condition to the Exchange Offer	The Exchange Offer is conditioned upon the effectiveness of this registration statement and certain other customary conditions, as discussed in “The Exchange Offer—Conditions to the Exchange Offer.”

The Exchange Offer is not conditioned on a minimum aggregate principal amount of old notes being tendered.

Consequences If You Do Not Exchange Your Old Notes	Old notes that are not tendered in the Exchange Offer or that are not accepted for exchange will continue to be subject to the restrictions on transfer described in the legend on your old notes. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. After the completion of the Exchange Offer, we will no longer have an obligation to register the old notes, except in limited circumstances as required by the Registration Rights Agreement. The tender of old notes under the Exchange Offer will reduce the principal amount of the currently outstanding old notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any old notes that you continue to hold following completion of the Exchange Offer.

For more information, see “The Exchange Offer—Consequences of Not Tendering.”

Procedures for Tendering Old Notes	To participate in the Exchange Offer, you must follow the procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form. These procedures for using DTC’s Automated Tender Offer Program, or ATOP, require that (i) the Exchange Agent receive, prior to the Expiration Date of the Exchange Offer, a computer-generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (ii) DTC confirms that:

•	DTC has received your instructions to exchange your notes; and

•	you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your old notes, see “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of old notes at any time prior to the Expiration Date. Any withdrawn old notes will be credited to the tendering holder’s account at DTC or, if the withdrawn old notes are held in certificated form, will be returned to the tendering holder. We will accept for exchange any and all old notes validly tendered and not validly withdrawn prior to the Expiration Date. Please refer to the section in this prospectus entitled “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Old Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you validly tender in the Exchange Offer before the Expiration Date. We will return any old notes that we do not accept for exchange to you without expense promptly after the Expiration Date and acceptance of the old notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear expenses related to the Exchange Offer. Please refer to the section in this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this Exchange Offer solely to satisfy our obligations under the Registration Rights Agreement.

U.S. Federal Income Tax Consequences	The exchange of new notes for old notes in the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. Please read “Certain United States Federal Income Tax Consequences.”

Exchange Agent	We have appointed The Bank of New York Mellon Trust Company, N.A. as Exchange Agent for the Exchange Offer (the “Exchange

Agent”). You should direct questions and requests for assistance and requests for additional copies of this prospectus or the letter of transmittal to the Exchange Agent addressed as follows:

    The Bank of New York Mellon Trust Company, N.A., as

    Exchange Agent

c/o The Bank of New York Mellon Corporation

    Corporate Trust Operations - Reorganization Unit

    111 Sanders Creek Parkway

    East Syracuse, NY 13057

    Attention: Christopher Landers

Eligible institutions may make requests by facsimile at 732-667-9408 and may confirm facsimile delivery by calling 315-414-3362.

Terms of the New Notes

The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all information that may be important to you. For a more complete understanding of the new notes, please refer to the section entitled “Description of the Notes” in this prospectus.

The new notes will be substantially identical to the old notes, except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The new notes will evidence the same debt as the old notes, and the same Indenture will govern the new notes and the old notes.

Issuer	Gulf South Pipeline Company, LP

Notes Offered	$300,000,000 aggregate principal amount of the 4.000% Senior Notes due 2022.

Maturity Date	The new notes will mature on June 15, 2022.

Interest Rate	The new notes will bear interest at the rate of 4.000% per year. Interest accrued through the Expiration Date of the Exchange Offer on old notes that are exchanged for new notes will be paid to holders of record of the new notes on the next regular payment date.

Interest Payment Dates	Interest on the new notes will be payable in arrears on June 15 and December 15 each year they are outstanding, beginning on December 15, 2012.

Ranking	The new notes will be:

•	our senior unsecured obligations;

•	effectively subordinated in right of payment to any future secured debt to the extent of such security;

•	effectively subordinated in right of payment to all future debt and other liabilities, including trade payables, of any future subsidiaries;

•	equal in right of payment to our existing and any future senior unsecured debt, including notes payable to our parent, if any, under our cash management program; and

•	senior in right of payment to any future subordinated debt.

The new notes are our senior unsecured obligations and rank pari passu with all of our existing and future unsubordinated and unsecured obligations, including our $275.0 million of 5.05% notes due 2015, $275.0 million of 6.30% notes due 2017, $300.0 million of our 4.000% notes due 2022 and any of our borrowings under the $1.0 billion revolving credit facility. As of September 30, 2012, we had $845.3 million of debt outstanding, all of which was senior and unsecured. We had no borrowings outstanding under our applicable sub-limit of the revolving credit facility as of September 30, 2012. See “Description of Other Indebtedness.”

Optional Redemption	We may redeem some or all of the new notes prior to March 17, 2022 (the date that is 90 days prior to the maturity date) by paying a “make-whole” premium based on U.S. Treasury rates. We may redeem some or all of the new notes on or after March 17, 2022 at a redemption price equal to 100% of the principal amount of the new notes to be redeemed, plus accrued interest to the redemption date. See “Description of the Notes—Optional Redemption.”

Certain Covenants	The Indenture contains certain covenants, including, but not limited to, limitations and restrictions on the ability of us to:

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

These covenants are subject to important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Transfer Restrictions; Absence of a Public Market for the New Notes	The new notes will be freely transferable but will be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer quotation system.

Risk Factors	In evaluating an investment in the new notes, investors should carefully consider, along with the other information in this prospectus, the specific factors relating to us and the Exchange Offer set forth under the section entitled “Risk Factors.”

Summary Historical Financial and Operating Data

The table below presents summary historical financial and operating data for us as of the dates and for the periods indicated.

Earnings before interest, taxes, depreciation and amortization (or EBITDA) is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess our operating and financial performance and ability to generate cash and return on invested capital as compared to that of other companies in the natural gas transportation and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with accounting principles generally accepted in the United States (or GAAP).

For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges, less capitalized interest plus amortization of capitalized interest. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expenses.

You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes contained herein.

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
	(in millions, except ratio data)
Statement of Income Data:
Operating Revenues:
Gas transportation	$421.2	$405.4	$368.1	$286.7	$316.6
Gas transportation - affiliates	81.2	77.1	36.1	55.7	59.5
Parking and lending	9.5	23.7	23.3	16.9	6.5
Parking and lending - affiliates	0.8	3.4	6.1	—	0.8
Gas storage	27.0	32.8	36.7	18.5	20.5
Gas storage - affiliates	—	—	0.3	—	—
Other	9.4	17.2	20.2	4.9	7.1

Total operating revenues	549.1	559.6	490.8	382.7	411.0

Operating Costs and Expenses:
Fuel and gas transportation	74.3	71.9	45.0	36.0	56.5
Fuel and gas transportation - affiliates	17.4	29.0	16.7	10.9	13.1
Operation and maintenance	93.4	78.7	78.8	64.2	70.1
Administrative and general	62.1	56.3	60.2	39.7	47.7
Depreciation and amortization	105.7	101.7	98.7	78.8	79.4
Asset impairment	9.2	5.7	—	5.4	7.4
Net (gain) loss on disposal of operating assets	6.2	0.5	7.9	0.1	5.4
Taxes other than income taxes	41.7	39.7	37.3	31.6	31.9

Total operating costs and expenses	410.0	383.5	344.6	266.7	311.5

Operating Income	139.1	176.1	146.2	116.0	99.5
Other Deductions:
Interest expense, net	44.0	43.5	46.2	36.4	32.8
Interest (income) expense - affiliates, net	—	1.1	8.9	(1.4)	0.1
Other	(0.2)	—	—	—	(0.1)

Total other deductions	43.8	44.6	55.1	35.0	32.8

Income before income taxes	95.3	131.5	91.1	81.0	66.7
Income taxes	—	—	—	—	0.1

Net Income	$95.3	$131.5	$91.1	$81.0	$66.6

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
	(in millions, except ratio data)
Other Financial Data:
EBITDA	$245.0	$277.8	$244.9	$194.8	$179.0
Capital expenditures	120.0	121.7	177.4	38.2	95.3
Ratio of earnings to fixed charges	2.88x	3.54x	2.47x	3.04x	2.75x
EBITDA Reconciliation:
Net income	$95.3	$131.5	$91.1	$81.0	$66.6
Income taxes	—	—	—	—	0.1
Depreciation and amortization	105.7	101.7	98.7	78.8	79.4
Interest expense, net	44.0	43.5	46.2	36.4	32.8
Interest (income) expense - affiliates, net	—	1.1	8.9	(1.4)	0.1

EBITDA	$245.0	$277.8	$244.9	$194.8	$179.0

Balance Sheet Data (as of period end):
Property, plant and equipment, net	$2,822.7	$2,837.6	$2,823.4	$2,731.3	$2,821.9
Total assets	2,980.9	2,953.4	3,000.7	2,873.7	2,950.6
Long-term debt	1,001.1	1,000.3	999.4	845.3	1,000.9
Total partner’s capital	1,855.0	1,774.0	1,649.2	1,898.5	1,827.2

RISK FACTORS

In addition to the other information set forth elsewhere in this prospectus, investors should carefully consider the following factors relating to us and the offering before making an investment in the new notes.

Each of the risks and uncertainties described below could lead to events or circumstances that may have a material adverse effect on our business, financial condition, results of operations or cash flows, including our ability to service our debt.

Risks Related to Our Business

We may not be able to maintain or replace expiring gas transportation and storage contracts at attractive rates or on a long-term basis.

We are exposed to market risk when our transportation contracts expire and need to be renewed or replaced. We may not be able to extend contracts with existing customers or obtain replacement contracts at attractive rates or on a long-term basis. Key drivers that influence the rates and terms of our transportation contracts include the current and anticipated basis differentials between physical locations on our pipeline system, which can be affected by, among other things, the availability and supply of natural gas, competition from other pipelines, including pipelines under development, available capacity, storage inventories, regulatory developments, weather and general market demand in the respective areas. The new sources of natural gas that have been identified throughout the U.S. have created changes in pricing dynamics between supply basins, pooling points and market areas. As a result of the increase in overall pipeline capacity and the new sources of supply, basis spreads on our pipeline system have narrowed over the past several years. Basis spreads have impacted, and will continue to impact, the rates we can negotiate with potential and existing customers on contracts due for renewal for our firm transportation services, as well as the rates we are able to charge for our interruptible and short-term firm transportation services.

We compete with other natural gas pipelines.

The principal elements of competition among pipelines are availability of capacity, rates, term of service, access to gas supplies, flexibility and reliability of service. FERC’s policies promote competition in natural gas markets by increasing the number of gas transportation options available to our customer base. Increased competition could reduce the volumes of gas transported by our pipeline system or, in instances where we do not have long-term contracts with fixed rates, could cause us to decrease the transportation or storage rates charged to our customers. Competition could intensify the negative impact of factors that could significantly decrease demand for natural gas in the markets served by us, such as a recession or adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Continued development of new supply sources could impact demand for our services.

Supplies of natural gas in production areas that are closer to key end-user market areas than our supply sources may compete with gas originating in production areas connected to our system. For example, the Marcellus and Utica Shales in Pennsylvania, New York, West Virginia and Ohio, may cause gas in supply areas connected to our system to be diverted to markets other than our traditional market areas and may adversely affect capacity utilization on our systems and our ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows. In addition, natural gas supplies from the Rocky Mountains and Canada may compete with and displace volumes from the Gulf Coast supply sources where we are located, which may also adversely affect our transportation volumes and the rates we can charge for our services.

We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues.

We rely on a limited number of customers for a significant portion of revenues. For the twelve months ended September 30, 2012, EOG Resources, Inc. comprised approximately 11% of our revenues, with no other non-affiliated customer representing 10% or more of our revenues. During the same period, our top ten customers comprised approximately 56% of our revenues (including revenues from affiliates). We may be unable to negotiate extensions or replacements of contracts with key customers on favorable terms which could materially reduce our contracted transportation volumes and the rates we can charge for our services.

We are exposed to credit risk relating to nonperformance by our customers.

Credit risk relates to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Our exposure generally relates to receivables for services provided, future performance under firm agreements and volumes of gas owed by customers for imbalances or gas loaned by us to them under PAL services. Our FERC gas tariff only allows us to require limited credit support in the event that our transportation customers are unable to pay for our services. If any of our significant customers have credit or financial problems that result in a delay or failure to pay for services provided by us or contracted for with us, or to repay the gas they owe us, it could have a material adverse effect on our business. In addition, as contracts expire, the failure of any of our customers could also result in the non-renewal of contracted capacity, which could have a material adverse effect on our business.

We may incur higher than expected costs to maintain our pipeline systems.

We incur substantial costs for ongoing maintenance of our pipeline systems and related facilities, some of which reflect increased regulatory requirements applicable to all interstate pipelines, including the pipeline integrity programs monitored by PHMSA. These costs may be capitalized or expensed, depending on the nature of the activity, and include those incurred for pipeline integrity management activities, equipment overhauls, general maintenance and repairs. Although we expect to complete the implementation of our current pipeline integrity program by the end of 2012, we could continue to incur substantial capital and operating expenditures beyond 2012 relating to the integrity and safety of our pipelines. In addition, there is a risk that new regulations associated with pipeline safety and integrity issues will be adopted that could require us to incur additional expenditures in the future.

We may continue to pursue complex expansion projects which involve significant risks.

We may undertake large development projects in the future as we continue to pursue our growth strategy, including projects in new market areas or product lines. The successful completion of such projects, and the returns we may realize from those projects after completion, are subject to many significant risks, including cost overruns; delays in obtaining regulatory approvals; difficult construction conditions, including adverse weather conditions; delays in obtaining key materials; shortages of qualified labor; and escalating costs of labor and materials, particularly in the event there is a high level of construction activity in the pipeline industry at that time. As a result, we may not be able to complete future projects on the expected terms, cost or schedule, or at all. In addition, we cannot be certain that, if completed, we will be able to operate these projects, or that they will perform, in accordance with our expectations. Other areas of our business may suffer as a result of the diversion of our management’s attention and other resources from our other business concerns to our projects. Any of these factors could impair our ability to realize the benefits we had anticipated from the projects.

Significant changes in energy prices could affect natural gas market supply and demand, or potentially reduce the competitiveness of natural gas compared with other forms of energy available to our customers, which could reduce system throughput and adversely affect our revenues and available cash.

Due to the natural decline in traditional gas production connected to our system, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control, including the price level of natural gas. We are currently experiencing extraordinarily low natural gas prices, which are being driven by the abundance of supply and increased infrastructure. In general terms, the price of natural gas fluctuates in response to changes in supply and demand, market uncertainty and a variety of additional factors, including:

•	worldwide economic conditions;

•	weather conditions, seasonal trends and hurricane disruptions;

•	the relationship between the available supplies and the demand for natural gas;

•	new supply sources;

•	the availability of adequate transportation capacity;

•	storage inventory levels;

•	the price and availability of other forms of energy;

•	the effect of energy conservation measures;

•	the nature and extent of, and changes in, governmental regulation, for example greenhouse gas legislation and taxation; and

•	the anticipated future prices of natural gas and other commodities.

It is difficult to predict future changes in gas prices. However, the abundance of natural gas supply discoveries over the last few years and global economic slowdown would generally indicate a bias toward continued downward pressure on prices. Downward movement in gas prices could negatively impact producers in nontraditional supply areas such as the Barnett Shale, the Bossier Sands, the Woodford Shale and the Haynesville Shale, including producers who have contracted for capacity with us. Significant financial difficulties experienced by our producer customers could impact their ability to pay for services rendered or otherwise reduce their demand for our services.

High natural gas prices may result in a reduction in the demand for natural gas. A reduced level of demand for natural gas could reduce the utilization of capacity on our systems, reduce the demand for our services and result in the non-renewal of contracted capacity as contracts expire.

Our operations are subject to catastrophic losses, operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our natural gas transportation and storage operations such as leaks, explosions, fires and mechanical problems. Additionally, the nature and location of our business may make us susceptible to catastrophic losses from hurricanes or other named storms, particularly with regard to our assets in the Gulf Coast region, windstorms, earthquakes, hail, explosions, severe winter weather and fires. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial financial losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from some of these risks.

We currently possess property, business interruption and general liability insurance, but proceeds from such insurance coverage may not be adequate for all liabilities or expenses incurred or revenues lost. Moreover, such insurance may not be available in the future at commercially reasonable costs and terms. The insurance coverage we do obtain may contain large deductibles or fail to cover certain hazards or all potential losses.

Possible terrorist activities or military actions could adversely affect our business.

The continued threat of terrorism and the impact of retaliatory military and other action by the U.S. and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the markets for our natural gas transportation and storage services. While we are taking steps that we believe are appropriate to increase the security of our assets, we may not be able to completely secure our assets, completely protect them against a terrorist attack or obtain adequate insurance coverage for terrorist acts at reasonable rates.

If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas, our revenues could be adversely affected.

We depend upon third-party pipelines and other facilities that provide delivery options to and from our pipelines. If any pipeline connection were to become unavailable for current or future volumes of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, our ability to continue shipping natural gas to end markets could be restricted, thereby reducing our revenues.

Regulatory Risks

We are subject to extensive regulation by FERC, PHMSA and others, in addition to FERC rules and regulations related to the rates we can charge for our services.

Our business operations are subject to extensive regulation by FERC, including with respect to the types and terms of services we may offer to our customers, construction of new facilities, creation, modification or abandonment of services or facilities, recordkeeping and relationships with affiliated companies. FERC action in any of these areas could adversely affect our ability to compete for business, construct new facilities, offer new services or recover the full cost of operating our pipelines. This regulatory oversight can result in longer lead times to develop and complete any future project. The federal regulatory approval and compliance process could raise the costs of such projects to the point where they are no longer sufficiently timely or cost competitive when compared to competing projects that are not subject to the federal regulatory regime.

We are also subject to strict safety regulations imposed by PHMSA, including those requiring us to develop and maintain integrity management programs to comprehensively evaluate certain areas along our pipelines and take additional measures to protect pipeline segments located in what are referred to as high consequence areas where a leak or rupture could potentially do the most harm. In the past several years, there have been several integrity-related incidents on pipelines not affiliated with us that could lead to increased regulation of natural gas pipelines by PHMSA. Moreover, Congress enacted pipeline safety legislation in January 2012 that is expected to result in the imposition of more stringent regulations in the next few years. Regulations, changes to regulations or an increase in public expectations for pipeline safety may require additional reporting, the replacement of some of our pipeline segments, the addition of monitoring equipment and more frequent inspection or testing of our pipeline facilities. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures.

Our operations are also subject to extensive federal, state and local laws and regulations relating to protection of the environment. These laws include, for example, the Clean Air Act, the Water Pollution Control Act, commonly referred to as the Clean Water Act, CERCLA or the Superfund law, the Resource Conservation and Recovery Act and analogous state laws. The existing environmental regulations could be revised or reinterpreted in the future and new laws and regulations could be adopted or become applicable to our operations or facilities. Compliance with current and future laws and regulations could require significant expenditures or we could be delayed in or prevented from obtaining required environmental regulatory approvals for certain projects, which could require us to shut down certain facilities or pay additional costs.

Should we fail to comply with all applicable laws and regulations, we could also be subject to penalties and fines and/or otherwise incur significant costs to restore compliance.

We need to maintain authority from the PHMSA to operate portions of our pipeline system at higher than normal operating pressures.

We have entered into firm transportation contracts with shippers which utilize the design capacity of certain of our pipeline assets, assuming that we operate those pipeline assets at higher than normal operating pressures (up to 0.80 of the pipe’s Specified Minimum Yield Strength (SMYS)). We have authority from PHMSA to operate those pipeline assets at such higher pressures, however PHMSA retains discretion to withdraw or modify this authority. If PHMSA were to withdraw or materially modify such authority, we may not be able to transport all of our contracted quantities of natural gas on our pipeline system and could incur significant additional costs to re-obtain such authority or to develop alternate ways to meet our contractual obligations.

Our natural gas transportation and storage operations are subject to FERC’s rate-making policies which could limit our ability to recover the full cost of operating our pipelines, including earning a reasonable return, and our ability to service our debt.

We are subject to extensive regulations relating to the rates we can charge for our transportation and storage operations. For our cost-based services, FERC establishes both the maximum and minimum rates we can charge. The basic elements that FERC considers are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. We may not be able to recover all of our costs through existing or future rates.

Customers or FERC can challenge the existing rates on any of our pipelines. Such a challenge against us could adversely affect our ability to establish reasonable transportation rates, to charge rates that would cover future increases in our costs or even to continue to collect rates to maintain our current revenue levels that are designed to permit a reasonable opportunity to recover current costs and depreciation and earn a reasonable return.

If we were to file a rate case, or if we have to defend our rates in a proceeding commenced by a customer or FERC, we would be required, among other things, to establish that the inclusion of an income tax allowance in our cost of service is just and reasonable. Under current FERC policy, since the master partnership is a limited partnership and does not pay U.S. federal income taxes, this would require us to show that the master partnership’s unitholders (or their ultimate owners) are subject to federal income taxation. To support such a showing, the master partnership’s general partner may elect to require owners of its units to re-certify their status as being subject to U.S. federal income taxation on the income generated by us or we may attempt to provide other evidence. We can provide no assurance that the evidence we might provide to FERC will be sufficient to establish that the master partnership’s unitholders (or their ultimate owners) are subject to U.S. federal income tax liability on the income generated by our jurisdictional pipelines. If we are unable to make such a showing, FERC could disallow a substantial portion of the income tax allowance included in the determination of the maximum rates that may be charged by us, which could result in a reduction of such maximum rates from current levels.

We face risks associated with global climate change.

In 2009, the Environmental Protection Agency, (EPA) made a determination that greenhouse gases are a threat to the public health and the environment and may be regulated as “air pollutants” under the Clean Air Act (CAA). We have conducted various facility surveys across our entire system to comply with the EPA’s greenhouse gas emission calculations and reporting regulations and will continue to do so annually as required by the rule. In 2011, we began filing reports with the EPA regarding greenhouse gas emissions from our compressor stations, pursuant to final rules issued by the EPA regarding the reporting of greenhouse gas emissions from sources in the U.S. that annually emit 25,000 or more metric tons of greenhouse gases, including carbon dioxide, methane and others. Additional government or legislative action may be initiated to reduce greenhouse gas emissions along with other government actions that may have the effect of requiring or encouraging reduced consumption or production of natural gas. Some states have also adopted laws regulating greenhouse gas emissions, although none of the states in which we operate have adopted such laws.

Federal legislation, which could consist of an emissions cap and trade system, may be enacted in the U.S. in the near future. Depending on the particular regulation adopted, we could be required to purchase and surrender allowances for greenhouse gas emissions resulting from our operations (for example, our compressor units). In addition, compliance with any new federal or state laws and regulations requiring adoption of greenhouse gas control programs or imposing restrictions on emissions of carbon dioxide in areas of the U.S. in which we conduct business could adversely affect the demand for and the cost to produce and transport natural gas which would adversely affect our business.

Risks Inherent in Our Structure

The master partnership’s partnership agreement limits our ability to accumulate cash, which may limit cash available to service our debt or to repay it at maturity.

The master partnership’s partnership agreement requires it to distribute, on a quarterly basis, 100% of its available cash to its unitholders of record and its general partner. While there is no similar requirement contained in our partnership agreement, we are controlled by the master partnership, which may cause us to make distributions, or advances under our cash management program, of substantially all of our available cash to it in order to fund its obligations. Available cash is generally all of the master partnership’s cash on hand at the end of each quarter, including cash of us and its other subsidiaries, after payment of fees and expenses and the establishment of cash reserves by the master partnership’s general partner in its discretion. The master partnership’s general partner determines the amount and timing of cash distributions and has broad discretion to establish and make additions to the master partnership’s or our reserves in amounts the master partnership’s general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of the master partnership’s or our business (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the master partnership’s unitholders and general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of the master partnership’s loan or other agreements.

Because our distributions or cash advances to the master partnership may result in our being unable to accumulate cash for the purpose of meeting obligations to holders of any notes, such distributions or advances could significantly reduce the cash available to us in subsequent periods to service our debt.

Loews and its affiliates may engage in competition with the master partnership and us.

Our partnership agreement and the master partnership’s partnership agreement do not prohibit Loews and its affiliates, other than the master partnership’s general partner, from owning and operating natural gas pipeline and storage assets or engaging in businesses that otherwise compete directly or indirectly with the master partnership and us. In addition, Loews may acquire, construct or dispose of additional midstream or other natural gas assets in the future, without any obligation to offer the master partnership or us the opportunity to purchase or construct any of these assets.

The master partnership’s general partner and its affiliates own a controlling interest in the master partnership and have conflicts of interest and owe the master partnership limited fiduciary duties, which may permit them to favor their own interests.

We are controlled by the master partnership. BPHC, a wholly-owned subsidiary of Loews, owns approximately 54% of the limited partner interests in the master partnership and owns and controls the master partnership’s general partner, which controls the master partnership. Although the master partnership’s general partner has a fiduciary duty to manage the master partnership in a manner beneficial to the master partnership and its unitholders, the directors and officers of the master partnership’s general partner have a fiduciary duty to manage the master partnership and us in a manner beneficial to BPHC. Furthermore, certain directors and officers of the master partnership’s general partner are also directors or officers of affiliates of the master partnership’s general partner. Conflicts of interest may arise between BPHC and its subsidiaries, including the master partnership’s general partner, on the one hand, and the master partnership and us on the other hand. In resolving these conflicts, the master partnership’s general partner may favor its own interests and the interests of its affiliates over the interests of the master partnership and us. These potential conflicts include, among others, the following situations:

•	BPHC and its affiliates may engage in competition with the master partnership and us.

•

Neither the master partnership’s partnership agreement nor any other agreement requires BPHC or its affiliates (other than the master partnership’s general partner) to pursue a business strategy that favors the master partnership and us. Directors and officers of BPHC and its affiliates have a fiduciary duty to make decisions in the best interest of BPHC shareholders, which may be contrary to the master partnership’s and our interests.

•

The master partnership’s general partner is allowed to take into account the interests of parties other than the master partnership and us, such as BPHC and its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty.

•

Some officers of the master partnership’s general partner who provide services to the master partnership and us may devote time to affiliates of the master partnership’s general partner and may be compensated by such affiliates for services rendered to such affiliates.

•

The master partnership’s general partner determines the amount and timing of asset purchases and sales, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available to service our debt.

•	The master partnership’s general partner determines the amount and timing of any capital expenditures. This determination can affect the amount of cash that is available to service our debt.

•	The master partnership’s general partner determines which costs, including allocated overhead, incurred by it and its affiliates are reimbursable by us.

•

The master partnership’s partnership agreement does not restrict the master partnership’s general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf, and provides that reimbursement to Loews for amounts allocable to us consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices is deemed fair and reasonable to us.

•	The master partnership’s general partner controls the enforcement of obligations owed to us and the master partnership by it and its affiliates.

•	The master partnership’s general partner intends to limit its liability regarding the master partnership’s contractual obligations.

•	The master partnership’s general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Absent the consent of the master partnership’s general partner, our operations are limited to our current line of business, which could prevent us from diversifying our assets and our operations.

The master partnership’s partnership agreement limits our business to the ownership and operation of natural gas pipelines and storage facilities and all other activities now and in the future customarily conducted in connection with that business. As a result, if our current business declines or if for any other reason we want to change or diversify our business, we will be unable to do so without the approval of the master partnership’s general partner, acting in its individual capacity. This entitles the master partnership’s general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or our affiliates. This could result in a decline in our business operations and a reduction in our ability to service our debt.

If the Internal Revenue Service, or IRS, treats us or the master partnership as a corporation for United States federal income tax purposes or if we or the master partnership become subject to a material amount of entity-level taxation for state tax purposes, the amount of cash available for payment of principal and interest on the notes would be substantially reduced.

Our tax treatment and that of the master partnership depend on the master partnership’s classification as a partnership for United States federal income tax purposes, as well as neither us nor the master partnership being subject to a material amount of entity-level taxation by individual states. If we or the master partnership were treated as a corporation for United States federal income tax purposes, our income would be subject to United States federal income tax at the corporate tax rate, which is currently a maximum of 35%, and would likely be subject to additional state income tax at varying rates. Treatment of us or the master partnership as a corporation would result in a material reduction in our anticipated cash flow, which could materially and adversely affect our ability to service our debt.

Current tax law may change so as to cause us or the master partnership to be treated as a corporation for United States federal income tax purposes or otherwise subject us or the master partnership to additional amounts of entity-level taxation for state tax purposes. At the federal level, legislation has recently been considered by members of Congress that would have eliminated partnership tax treatment for certain publicly traded partnerships. Although it does not appear that the legislation considered would have affected our tax treatment or the treatment of the master partnership, we are unable to predict whether any of these changes, or other proposals, will be reconsidered or will ultimately be enacted. Any such changes could reduce the cash flow available to make payments on the notes. In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such a tax on us or the master partnership by any state would reduce the cash flow available to service our debt.

Risks Related to the Notes and our Indebtedness

If you do not properly tender your old notes, you will continue to hold unregistered old notes and your ability to transfer old notes will remain restricted and may be adversely affected.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the Exchange Agent is required to tell you of any defects or irregularities with respect to your tender of old notes.

If you do not exchange your old notes for new notes pursuant to the Exchange Offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register old notes under the Securities Act unless our Registration Rights Agreement with the initial purchasers of the old notes requires us to do so. Further, if you continue to hold any old notes after the Exchange Offer is consummated, you may have trouble selling them because there will be fewer of these notes outstanding.

Our credit agreement and the indentures governing our existing 5.05% notes and 6.30% notes contain, and the indenture governing the notes contains, operating and financial restrictions that may limit our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement, the indentures governing our existing 5.05% notes, 6.30% notes and the notes and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, these restrictions and covenants restrict or limit our ability to:

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

Our credit agreement also requires us to maintain a ratio of consolidated debt to consolidated EBITDA (as defined in the agreement) of no more than five to one, which limits the amount of additional indebtedness we can incur. Future financing agreements we may enter into may contain similar or more restrictive covenants.

Our ability to comply with the covenants and restrictions contained in our credit agreement and our indentures may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions or our financial performance deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, our indentures or another financing agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders could terminate their commitment to make further loans to us. In such event, we would not have, and may not be able to obtain, sufficient funds to make these accelerated payments.

Boardwalk Pipelines may reduce our ability to borrow funds under our credit facility to zero.

We and our affiliates, Boardwalk Pipelines, Texas Gas Transmission, LLC (Texas Gas), Gulf Crossing Pipeline Company LLC (Gulf Crossing), Boardwalk HP Storage Company, LLC (HP Storage) and Boardwalk Midstream, LLC (Midstream), maintain a revolving credit facility, which has aggregate lending commitments of $1.0 billion. Under the revolving credit facility, which the master partnership has guaranteed, we may borrow funds up to a sub-limit of $200.0 million as of August 7, 2012. As of November 23, 2012, we had no borrowings outstanding under the revolving credit facility. Our ability to borrow funds under the revolving credit facility may be reduced to zero by Boardwalk Pipelines in its sole discretion.

We have a significant portion of debt maturing in the next 5 years.

A significant portion of our debt is due to mature in the next five years. While we expect to refinance this indebtedness prior to or at maturity, we may not be able to refinance this indebtedness or refinancing may not be available on commercially reasonable terms. The financial terms or covenants of any other indebtedness may not be as favorable as those under our existing indebtedness.

We may incur additional indebtedness to fund future growth projects or for other purposes.

Our business strategy includes pursuing growth projects that we believe will have a positive effect on our current business and operations. We expect to continue to pursue opportunities to expand our business and may incur additional indebtedness to finance those opportunities. Our incurrence of additional indebtedness would increase our leverage and our interest expense, which could have a negative effect on our business or financial condition.

Your right to receive payments on the notes is effectively subordinated to future secured debt we may incur.

The notes are our unsecured general obligations and will rank senior in right of payment to any other future debt we may incur which by its terms is expressly subordinated to the notes, and equal in right of payment to any current and future unsecured debt. Any future secured debt we incur, including debt incurred under future secured credit facilities, will have priority claims over the notes to the extent of the value of the assets securing such debt. Moreover, to the extent the value of the collateral for such secured debt is not sufficient to satisfy our secured indebtedness, the holders of that indebtedness would be entitled to share in our other assets along with the holders of the notes and our other general creditors. Although we currently do not have any debt secured by liens on our assets, the indenture governing the notes will permit us to incur both secured and unsecured debt in the future, subject to specific limitations described in “Description of the Notes—Certain Covenants.”

Your ability to transfer the notes may be limited by the absence of a trading market, and there is no assurance that any active trading market will develop for the new notes.

The old notes have not been registered under the Securities Act, and may not be resold by holders thereof unless the old notes are subsequently registered or an exemption from the registration requirements of the Securities Act is available. However, we cannot assure you that, even following registration or exchange of the old notes for new notes, that an active trading market for the old notes or the new notes will exist, and we will have no obligation to create such a market. At the time of the private placement of the old notes, the initial purchasers advised us that they intended to make a market in the old notes and, if issued, the new notes. The initial purchasers are not obligated, however, to make a market in the old notes or the new notes, and any market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of or trading market for the old notes or the new notes.

The liquidity of any trading market for the new notes and the market price quoted for the new notes will depend upon the number of holders of the new notes, the overall market for high yield securities, our financial performance or prospects or the prospects for companies in our industry generally, the interest of securities dealers in making a market in the new notes and other factors.

USE OF PROCEEDS

The Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the new notes in the Exchange Offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are substantially identical in all respects to the form and terms of the old notes, except the new notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for additional interest. Old notes surrendered in exchange for new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in outstanding indebtedness.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The table below presents selected historical financial and operating data for us as of the dates and for the periods indicated.

Earnings before interest, taxes, depreciation and amortization (or EBITDA) is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess our operating and financial performance and ability to generate cash and return on invested capital as compared to that of other companies in the natural gas transportation and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with accounting principles generally accepted in the United States (or GAAP).

For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges, less capitalized interest plus amortization of capitalized interest. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expenses.

You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes contained herein.

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
	(in millions, except ratio data)
Statement of Income Data:
Operating Revenues:
Gas transportation	$421.2	$405.4	$368.1	$434.5	$280.1	$286.7	$316.6
Gas transportation - affiliates	81.2	77.1	36.1	2.7	—	55.7	59.5
Parking and lending	9.5	23.7	23.3	11.3	29.5	16.9	6.5
Parking and lending - affiliates	0.8	3.4	6.1	—	—	—	0.8
Gas storage	27.0	32.8	36.7	35.3	29.5	18.5	20.5
Gas storage - affiliates	—	—	0.3	0.1	—	—	—
Other	9.4	17.2	20.2	18.5	30.7	4.9	7.1

Total operating revenues	549.1	559.6	490.8	502.4	369.8	382.7	411.0

Operating Costs and Expenses:
Fuel and gas transportation	74.3	71.9	45.0	92.3	36.8	36.0	56.5
Fuel and gas transportation - affiliates	17.4	29.0	16.7	18.5	16.0	10.9	13.1
Operation and maintenance	93.4	78.7	78.8	65.0	74.3	64.2	70.1
Administrative and general	62.1	56.3	60.2	60.5	47.6	39.7	47.7
Depreciation and amortization	105.7	101.7	98.7	86.8	46.0	78.8	79.4
Contract settlement gain	—	—	—	(11.2)	—	—	—
Asset impairment	9.2	5.7	—	3.0	19.2	5.4	7.4
Net (gain) loss on disposal of operating assets	6.2	0.5	7.9	1.7	(1.8)	0.1	5.4
Taxes other than income taxes	41.7	39.7	37.3	25.7	14.0	31.6	31.9

Total operating costs and expenses	410.0	383.5	344.6	342.3	252.1	266.7	311.5

Operating Income	139.1	176.1	146.2	160.1	117.7	116.0	99.5
Other Deductions (Income):
Interest expense, net	44.0	43.5	46.2	38.2	4.3	36.4	32.8
Interest (income) expense - affiliates, net	—	1.1	8.9	7.3	(17.2)	(1.4)	0.1
Other	(0.2)	—	—	—	0.1	—	(0.1)

Total other (income) deductions	43.8	44.6	55.1	45.5	(12.8)	35.0	32.8

Income before income taxes	95.3	131.5	91.1	114.6	130.5	81.0	66.7
Income taxes	—	—	—	0.2	0.2	—	0.1

Net Income	$95.3	$131.5	$91.1	$114.4	$130.3	$81.0	$66.6

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
	(in millions, except ratio data)
Other Financial Data:
EBITDA	$245.0	$277.8	$244.9	$246.9	$163.6	$194.8	$179.0
Capital expenditures	120.0	121.7	177.4	695.0	956.8	38.2	95.3
Ratio of earnings to fixed charges	2.88x	3.54x	2.47x	2.71x	4.96x	3.04x	2.75x
EBITDA Reconciliation:
Net income	$95.3	$131.5	$91.1	$114.4	$130.3	$81.0	$66.6
Income taxes	—	—	—	0.2	0.2	—	0.1
Depreciation and amortization	105.7	101.7	98.7	86.8	46.0	78.8	79.4
Interest expense, net	44.0	43.5	46.2	38.2	4.3	36.4	32.8
Interest (income) expense - affiliates, net	—	1.1	8.9	7.3	(17.2)	(1.4)	0.1

EBITDA	$245.0	$277.8	$244.9	$246.9	$163.6	$194.8	$179.0

Balance Sheet Data (as of period end):
Property, plant and equipment, net	$2,822.7	$2,837.6	$2,823.4	$2,809.0	$2,315.0	$2,731.3	$2,821.9
Total assets	2,980.9	2,953.4	3,000.7	3,087.8	2,528.1	2,873.7	2,950.6
Long-term debt	1,001.1	1,000.3	999.4	1,240.3	769.2	845.3	1,000.9
Total partner’s capital	1,855.0	1,774.0	1,649.2	1,566.4	1,439.4	1,898.5	1,827.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges, less capitalized interest plus amortization of capitalized interest. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expenses.

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
Ratio of earnings to fixed charges	2.88x	3.54x	2.47x	2.71x	4.96x	3.04x	2.75x

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of certain significant factors which have affected our financial condition and results of our operations. This discussion should be read together with “Risk Factors,” our financial statements and the notes thereto included elsewhere in this prospectus, and the other financial data appearing elsewhere in this prospectus.

Overview

We own and operate an interstate natural gas pipeline system including integrated storage facilities. Our pipeline system is located along the Gulf Coast in the states of Texas, Louisiana, Mississippi, Alabama and Florida.

As of September 30, 2012, our pipeline system consisted of approximately 7,250 miles of interconnected pipeline with a peak day delivery capacity of approximately 6.9 Bcf per day. The on-system markets directly served by our system are generally located in eastern Texas, Louisiana, southern Mississippi, southern Alabama, and the Florida Panhandle. These markets include LDCs and municipalities located across the system, including New Orleans, Louisiana, Jackson, Mississippi, Mobile, Alabama and Pensacola, Florida, and other end-users located across the system, including the Baton Rouge to New Orleans industrial corridor and Lake Charles, Louisiana. We also have indirect access to off-system markets through numerous interconnections with unaffiliated interstate and intrastate pipelines and storage facilities. We have two natural gas storage facilities located in two states with aggregate working gas capacity of approximately 83.0 Bcf.

Our transportation services consist of firm transportation, whereby the customer pays a capacity reservation charge to reserve pipeline capacity at certain receipt and delivery points along our pipeline system, plus a commodity and fuel charge on the volume of natural gas actually transported, and interruptible transportation, whereby the customer pays to transport gas only when capacity is available and used. Our storage services consist of firm storage services, in which the customer reserves and pays for a specific amount of storage capacity, including injection and withdrawal rights, for a specified period of time, and interruptible storage and parking and lending (PAL) services, in which the customer pays to store gas only when capacity is available and used.

We are not in the business of buying and selling natural gas, other than for system management purposes, but changes in natural gas prices impact the volume of gas transported and stored on our systems, as well as the amount and value of gas used or retained by us for fuel, all of which impact our financial performance. Our operating costs and expenses typically do not vary significantly based upon the amount of gas transported, with the exception of fuel consumed at our compressor stations, which is included in Fuel and gas transportation expenses on our income statements.

The majority of our transportation revenues are derived from capacity reservation charges under firm agreements, which typically have multi-year terms. Our customers’ obligations to pay contractual reservation charges are not impacted by the volume of natural gas they actually transport. The majority of our storage revenues are derived from capacity reservation charges under firm storage agreements. Unlike our transportation contracts, firm storage agreements tend to be of a shorter term, primarily due to market alternatives and the needs of our customers.

Recent Events

Southeast Market Expansion

Our Southeast Market Expansion project consists of constructing an interconnection between us and Petal, adding additional compression facilities to our system and constructing approximately 70 miles of 24” and 30” pipeline in southeastern Mississippi. This project, which is expected to cost approximately $300.0 million, would add approximately 0.5 Bcf per day of peak-day transmission capacity to our system from multiple locations in

Louisiana with delivery capacity to Mississippi, Alabama and Florida, subject to the Federal Energy Regulatory Commission (FERC), approval, and is expected to be placed in service in 2014. The Southeast Market Expansion project is fully contracted with a weighted average contract life of approximately 10.0 years.

Factors that Impact our Results of Operations

Market Conditions and Contract Renewals

The amount of natural gas being produced from unconventional natural gas production areas has greatly increased in recent years. This dynamic drove the pipeline industry, including us, to construct substantial new pipeline infrastructure to support this development. However, the oversupply of gas from these and other production areas has resulted in gas prices that are substantially lower than in previous years, which has caused producers to scale back production to levels below those that were expected when the new infrastructure was built. In addition, certain of these new supply basins, such as the Marcellus and Utica Shales, are closer to the traditional high value markets served by interstate pipelines, a development that has further affected how natural gas moves across the interstate pipeline grid. These factors have led to increased competition in certain pipeline markets, as well as the narrowing of price differentials between producing/supply areas, and market areas (basis spreads), which has put significant downward pressure on pricing for both firm and interruptible transportation capacity that we are currently marketing.

As of September 30, 2012, a substantial portion of our transportation capacity was contracted for under firm transportation agreements having a weighted-average remaining life of approximately five years. Each year a portion of our firm transportation agreements expire and must be renewed or replaced. We have renewed or replaced contracts for most of the firm transportation capacity that expired or will expire in 2012, though in many cases at lower rates. We are in discussions to renew many of our firm contracts that expire in 2013, with the outcome uncertain until those discussions are concluded. However, the amount of contracted transportation capacity coming up for renewal in 2013 is greater than in recent years, and includes a portion of the capacity from the major expansion projects which were placed in service in the last several years on our pipeline. In addition, basis spreads on our pipeline have compressed significantly in recent years and we do not expect them to widen significantly in the near future. As a result, we may not be able to renew all of our expiring transportation contracts, and we expect that renewals will be at lower rates which will unfavorably affect our transportation revenues.

The market for storage and PAL services is also impacted by the factors discussed above, as well as by natural gas price differentials between time periods, such as winter to summer (time period price spreads). Time period price spreads declined from 2010 to 2011 and improved in the first half of 2012; however, current forward pricing curves indicate that the time period price spreads for 2013 may not be as favorable. Forward pricing curves change frequently as a result of a variety of market factors (including weather, levels of storage gas and available capacity, among others) and as such may not be a reliable predictor of actual future events. Accordingly, we cannot predict our future revenues from interruptible storage and PAL services due to the uncertainty and volatility in market conditions discussed above.

Pipeline System Maintenance

We incur substantial costs for ongoing maintenance of our pipeline systems and related facilities, some of which reflect increased regulatory requirements applicable to all interstate pipelines. These costs include those incurred for pipeline integrity management activities, equipment overhauls, general upkeep and repairs. PHMSA has developed regulations that require transportation pipeline operators to implement integrity management programs to comprehensively evaluate certain areas along pipelines and take additional measures to protect pipeline segments located in highly populated areas. A recently enacted pipeline safety bill could result in increased regulatory requirements.

Carthage Compressor Station Incident

In the first quarter 2011, a fire occurred at one of our compressor stations near Carthage, Texas, which caused significant damage to the compressor building, the compressor units and related equipment housed in the building. As a result, in the first quarter 2011, we recognized expenses of $5.0 million for the amount of costs incurred which were subject to an insurance deductible and recorded a receivable of $8.8 million related to probable recoveries from insurance for expenses incurred that exceeded the deductible amount. We received $10.0 million in insurance proceeds as partial payment for the insurance claim and recognized a $1.2 million gain in the second quarter 2012.

Materials and Supplies Impairment

We hold materials and supplies comprised of pipe, valves, fittings and other materials to support our ongoing operations and for potential future growth projects. In 2011, we determined that a portion of our materials and supplies would not be used given the types of projects we would likely pursue under our new growth strategy and the costs to carry and maintain the materials. As a result, we recognized an impairment charge of $7.4 million to adjust the carrying amount of those materials and supplies to an estimated fair value of $1.8 million in 2011.

Results of Operations

Nine Months Ended September 30, 2012 Compared with the Nine Months Ended September 30, 2011

Our net income for the nine months ended September 30, 2012 increased $14.4 million, or 22%, to $81.0 million, compared to $66.6 million for the nine months ended September 30, 2011. The increase in net income was primarily a result of expense items that negatively impacted the 2011 period and lower administrative and general expenses in the 2012 period.

Operating revenues for the nine months ended September 30, 2012 decreased $28.3 million, or 7%, to $382.7 million, compared to $411.0 million for the nine months ended September 30, 2011. The primary drivers for the decrease in revenues were a decrease in fuel retained of $23.4 million, which resulted from lower natural gas prices, and a decrease in transportation revenues, excluding fuel, of $10.4 million primarily due to lower rates received on contract renewals for firm transportation, lower interruptible services due to the mild winter weather experienced earlier in the year and lower supplemental revenues. These decreases were partially offset by an increase in PAL and storage revenues of $7.6 million due to improved market conditions.

Operating costs and expenses for the nine months ended September 30, 2012, decreased $44.8 million, or 14%, to $266.7 million, compared to $311.5 million for the nine months ended September 30, 2011. The primary drivers of the decrease were lower fuel costs of $19.0 million primarily due to lower natural gas prices and lower volumes transported, lower administrative and general costs of $8.0 million as a result of cost management activities, which favorably impacted outside services, corporate fees and labor, and lower employee benefit costs and lower operations and maintenance expenses of $4.8 million due to timing of maintenance projects. These decreases were partially offset by $5.4 million of asset impairment charges, which was primarily related to the expected retirement of certain small-diameter pipeline assets and a turbine associated with one of our compressor stations. The 2011 period was unfavorably impacted by an impairment charge of $7.4 million related to materials and supplies which were subsequently sold, a $5.0 million charge related to the fire mentioned above and a $3.7 million natural gas storage loss at our Bistineau facility.

Total other deductions for the nine months ended September 30, 2012 increased by $2.2 million, or 7%, to $35.0 million, compared to $32.8 million for the 2011 period.

2011 Compared with 2010

Our net income for the year ended December 31, 2011, decreased $36.2 million, or 28%, to $95.3 million compared to $131.5 million for the year ended December 31, 2010. The decrease in net income was a result of an impairment charge related to our materials and supplies, decreased PAL and storage revenues, increased operations and maintenance expenses and a charge related to the Carthage incident. These unfavorable impacts to net income were partially offset by higher gas transportation revenues from increased capacities.

Operating revenues for the year ended December 31, 2011, decreased $10.5 million, or 2%, to $549.1 million, compared to $559.6 million for the year ended December 31, 2010. PAL and storage revenues decreased $22.6 million due to decreased parking opportunities from unfavorable natural gas price spreads between time periods and fuel retained decreased $16.4 million primarily due to lower natural gas prices. Gas transportation revenues, excluding fuel, increased $28.5 million primarily from increased capacities resulting from the completion of compression projects.

Operating costs and expenses for the year ended December 31, 2011, increased $26.5 million, or 7%, to $410.0 million, compared to $383.5 million for the year ended December 31, 2010. Operation and maintenance expenses increased by $13.6 million primarily due to maintenance projects for pipeline integrity management and reliability spending and lower amounts of labor capitalized from fewer growth projects. In 2011, we recognized impairment charges of $9.2 million primarily related to materials and supplies, most of which was subsequently sold. Other drivers for the increased operating expenses were higher depreciation and property taxes of $6.0 million associated with an increase in our asset base, a charge of $5.0 million related to the Carthage compression incident, which impacted Net Loss on Disposal of Operating Assets and Operation and Maintenance expenses and $3.7 million of gas losses associated with our Bistineau storage facility. These increases were partially offset by lower fuel expense of $12.9 million primarily due to lower natural gas prices. The 2010 period was impacted by impairment charges of $5.7 million primarily related to the sale of assets in the Overton Field area in northeast Texas and a portion of pipe materials, both of which were subsequently sold.

Total other deductions decreased by $0.8 million, or 2%, to $43.8 million for the year ended December 31, 2011, compared to $44.6 million for the 2010 period.

2010 Compared with 2009

Our net income for the year ended December 31, 2010, increased $40.4 million, or 44%, to $131.5 million compared to $91.1 million for the year ended December 31, 2009. The primary drivers were higher transportation revenues from our pipeline expansion projects, partially offset by increased operating expenses related to asset impairments and higher depreciation and property taxes associated with the pipeline expansion projects. In 2009, gas transportation revenues and throughput were negatively impacted due to operating our pipeline expansion projects at reduced operating pressures and portions of the pipeline expansion projects being shut down for periods of time following the discovery and remediation of anomalies in certain joints of pipe.

Operating revenues for the year ended December 31, 2010, increased $68.8 million, or 14%, to $559.6 million, compared to $490.8 million for the year ended December 31, 2009. Gas transportation revenues, excluding fuel, increased $66.9 million and fuel retained increased $12.6 million primarily due to our pipeline expansion projects. The increases were partially offset by $6.3 million of lower interruptible services resulting from lower basis spreads between delivery points on our pipeline systems. PAL and storage revenues decreased $6.5 million due to decreased parking opportunities from unfavorable natural gas price spreads between time periods.

Operating costs and expenses for the year ended December 31, 2010, increased $38.9 million, or 11%, to $383.5 million, compared to $344.6 million for the year ended December 31, 2009. The primary drivers of the increase were increased fuel expense of $39.2 million from our pipeline expansion projects and higher natural gas prices. In 2010, we recognized impairment losses of $5.7 million primarily related to the sale of assets in the Overton Field area in northeast Texas and a portion of pipe materials, both of which were subsequently sold. Depreciation and property taxes increased by $5.4 million associated with an increase in our asset base. The 2009 period was unfavorably impacted by $7.5 million as a result of pipeline investigation and retirement costs related to the East Texas Pipeline.

Total other deductions decreased by $10.5 million, or 19%, to $44.6 million for the year ended December 31, 2010, compared to $55.1 million for the 2009 period, driven by lower interest expense from affiliates of $7.8 million resulting from lower borrowings from affiliates.

Liquidity and Capital Resources

Our principal sources of liquidity include cash generated from operating activities, our revolving credit facility, debt issuances and advances from affiliates. We use funds from our operations to fund our operating activities and maintenance capital requirements, service our indebtedness and make advances or distributions to Boardwalk Pipelines. We participate in a cash management program with our affiliates to the extent we are permitted under FERC regulations. Under the cash management program, depending on whether we have short-term cash surpluses or cash requirements, Boardwalk Pipelines either provides cash to us or we provide cash to Boardwalk Pipelines. We also periodically make cash advances to Boardwalk Pipelines, which are represented as demand notes. Advances are stated at historical carrying amounts. Interest income and expense are recognized on an accrual basis when collection is reasonably assured. The interest rate on intercompany demand notes is the London Interbank Offered Rate (or LIBOR) plus one percent and is adjusted every three months. We have no guarantees of debt or other similar commitments to unaffiliated parties. We anticipate that our existing capital resources, ability to obtain financing and cash flow generated from future operations will enable us to maintain our current level of operations and planned operations, including capital expenditures.

Capital Expenditures

Our growth and maintenance capital expenditures for the years ended December 31, 2011, 2010 and 2009 and the nine months ended September 30, 2012 and 2011 were as follows (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
Growth capital	$64.4	$79.3	$141.0	$—	$48.7
Maintenance capital	55.6	38.6	28.2	38.2	46.6

Total	$120.0	$117.9	$169.2	$38.2	$95.3

We financed our growth capital expenditures through Boardwalk Pipeline Partners’ issuances of equity securities and by issuances of debt and borrowings under the revolving credit facility by us and by Boardwalk Pipelines and its other subsidiaries, and through available operating cash flows in excess of our operating needs.

Credit Facility

In April 2012, we and certain of Boardwalk Pipeline Partners’ wholly-owned subsidiaries entered into a Second Amended and Restated Revolving Credit Agreement (the “Amended Credit Agreement”) among Boardwalk Pipeline Partners, as Guarantor, us, Boardwalk Pipelines, Gulf Crossing, Texas Gas, HP Storage and Midstream, as Borrowers (“Borrowers”) with Wells Fargo Bank, N.A., as Administrative Agent, and the several lenders and issuers party thereto (“Lenders”) having aggregate lending commitments of $1.0 billion and a maturity date of April 27, 2017. Under the Amended Credit Agreement, the Lenders will provide the Borrowers certain revolving loans, swingline loans and letters of credit to be used for general purposes. Each borrower is subject to a separate sub-limit for borrowings under this facility. Our applicable sub-limit is $200.0 million. Interest is determined, at Boardwalk Pipeline Partners’ election, by reference to (a) the base rate which is the highest of (1) the prime rate, (2) the federal funds rate plus 0.50%, and (3) the one month Eurodollar Rate plus 1.0%, plus an applicable margin, or (b) the LIBOR Rate plus an applicable margin. The applicable margin ranges from 0.00% to 0.875% for loans bearing interest tied to the base rate and ranges from 1.00% to 1.875% for loans bearing interest based on the LIBOR Rate, in each case determined based on the individual borrower’s credit rating from time to time. The Amended Credit Agreement also provides for a quarterly commitment fee charged on the average daily unused amount of the revolving credit facility ranging from 0.125% to 0.30% and determined based on the individual Borrower’s credit rating from time to time. For additional information regarding the revolving credit facility, see “Description of Other Indebtedness—Credit Facility.”

As of September 30, 2012, we had no borrowings outstanding under our revolving credit facility and no letters of credit issued thereunder and had $200.0 million of available borrowing capacity under our revolving credit facility.

Retirement of Long-Term Debt

In August 2012, our $225.0 million aggregate principal amount of 5.75% notes due 2012 (the “2012 Notes”) matured and were retired in full. We financed the retirement of this debt through borrowings under a revolving credit facility, in which Gulf South is a named borrower along with Boardwalk Pipelines and other affiliates.

Contractual Obligations

The following table summarizes significant contractual cash payment obligations as of December 31, 2011, by period (in millions):

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Principal payments on long-term debt(1)	$1,003.5	$453.5	$—	$275.0	$275.0
Interest on long-term debt(2)	165.6	44.2	62.4	41.6	17.4
Capital commitments(3)	12.0	12.0	—	—	—
Pipeline capacity agreements(4)	39.4	6.5	12.4	12.4	8.1
Operating lease commitments	17.3	3.7	6.6	6.0	1.0

Total	$1,237.8	$519.9	$81.4	$335.0	$301.5

(1)	This includes our senior unsecured notes, having maturity dates from 2012 to 2022 and $228.5 million of borrowings outstanding under our revolving credit facility having a maturity date of June 29, 2012, but extendable by us for an additional year. As of December 31, 2011, we have reflected $225.0 million of the 2012 Notes due August 2012 in long-term debt on our balance sheet because we expect to refinance these notes on a long-term basis and we have sufficient available capacity under our revolving credit facility to extend the amount that would otherwise come due in less than one year. In August 2012, we retired the 2012 Notes through borrowings under the revolving credit facility. The revolving credit facility was amended and restated in April 2012. Please see “—Credit Facility.”
(2)	Interest obligations represent interest due on our senior unsecured notes at fixed rates. Future interest obligations under our revolving credit facility are uncertain, due to the variable interest rate and fluctuating balances. As of December 31, 2011, we had $228.5 million of borrowings outstanding under our revolving credit facility. Based on a 0.50% weighted average interest rate on amounts outstanding under our revolving credit facility as of December 31, 2011, approximately $0.6 million would be due under the credit facility in less than one year.
(3)	Capital commitments represent binding commitments under purchase orders for materials ordered but not received and firm commitments under binding construction service agreements existing at December 31, 2012. The amounts shown do not reflect commitments we have made after December 31, 2011.
(4)	The amounts shown are associated with various pipeline capacity agreements on third-party pipelines that allow us to transport gas to off-system markets on behalf of our customers.

Changes in cash flow from operating activities

Net cash provided by operating activities increased $35.6 million, or 24%, to $182.6 million for the nine months ended September 30, 2012, compared to $147.0 million for the nine months ended September 30, 2011, primarily due to favorable movements in our operating assets and liabilities.

Net cash provided by operating activities increased $14.8 million, or 7%, to $216.2 million for the year ended December 31, 2011, compared to $201.4 million for the year ended December 31, 2010, primarily due to favorable movements in our operating assets and liabilities.

Changes in cash flow from investing activities

Net cash used in investing activities decreased $83.8 million, or 78%, to $23.9 million for the nine months ended September 30, 2012, compared to $107.7 million for the nine months ended September 30, 2011, primarily due to lower capital expenditures and cash loaned to Boardwalk Pipelines under the cash management program.

Net cash used in investing activities increased $60.9 million, or 51%, to $181.0 million for the year ended December 31, 2011, compared to $120.1 million for the year ended December 31, 2010, primarily due to cash loaned to Boardwalk Pipelines under the cash management program, partially offset by proceeds from insurance reimbursements and sales of operating assets.

Changes in cash flow from financing activities

Net cash used in financing activities increased $119.8 million, or 322%, to $157.0 million for the nine months ended September 30, 2012, compared to a $37.2 million cash used in financing activities for the nine months ended September 30, 2011. The increase was due to an increase in net debt borrowings of $157.0 million partially offset by the repayment of amounts owed under the cash management program in 2011.

Net cash used in financing activities decreased $42.1 million, or 53%, to $37.2 million for the year ended December 31, 2011, compared to a $79.3 million for the year ended December 31, 2010, primarily due to the repayment of amounts owed under the cash management program.

Impact of Inflation

The cumulative impact of inflation over a number of years has resulted in increased costs for current replacement of productive facilities. The majority of our property, plant and equipment and materials and supplies is subject to rate-making treatment, and under current FERC practices, recovery is limited to historical costs. Amounts in excess of historical cost are not recoverable unless a rate case is filed. However, cost-based regulation, along with competition and other market factors, may limit our ability to price jurisdictional services to ensure recovery of inflation’s effect on costs.

Off-Balance Sheet Arrangements

At September 30, 2012, we had no guarantees of off-balance sheet debt to third parties, no debt obligations that contain provisions requiring accelerated payment of the related obligations in the event of specified levels of declines in credit ratings and no other off-balance sheet arrangements.

Critical Accounting Policies

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities and our disclosure of contingent assets and liabilities in our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with third parties and other methods we consider reasonable. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the periods in which the facts that give rise to the revisions become known.

Regulation

Pursuant to FERC regulations certain revenues that we collect may be subject to possible refunds to our customers. Accordingly, during an open rate case, estimates of rate refund reserves are recorded based on regulatory proceedings, advice of counsel and estimated risk-adjusted total exposure, as well as other factors. At September 30, 2012 and December 31, 2011, there were no liabilities for any open rate case recorded on our balance sheets, nor were we, or are we currently, involved in any open general rate case.

We are regulated by FERC. When certain criteria are met, GAAP requires that certain rate-regulated entities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates (regulatory accounting). Regulatory accounting is not applicable to Gulf South because competition in the market areas of Gulf South has resulted in discounts from the maximum allowable cost-based rates being granted to customers and certain services provided by Gulf South are priced using market-based rates.

Fair Value Measurements

Fair value refers to an exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market in which the reporting entity transacts based on the assumptions market participants would use when pricing the asset or liability assuming its highest and best use. A fair value hierarchy has been established that prioritizes the information used to develop those assumptions giving priority, from highest to lowest, to quoted prices in active markets for identical assets and liabilities (Level 1); observable inputs not included in Level 1, for example, quoted prices for similar assets and liabilities (Level 2); and unobservable data (Level 3), for example, a reporting entity’s own internal data based on the best information available in the circumstances.

We have included fair value measurements in our disclosures regarding the fair value of our debt. The amounts disclosed for the fair value of our debt were based on quoted market prices for similar instruments. Our financial statements also include fair value measurements related to derivatives. At September 30, 2012, the fair value of our derivatives was determined based on quoted market prices for similar contracts.

Environmental Liabilities

Our environmental liabilities are based on management’s best estimate of the undiscounted future obligation for probable costs associated with environmental assessment and remediation of our operating sites. These estimates are based on evaluations and discussions with counsel and operating personnel and the current facts and circumstances related to these environmental matters. At September 30, 2012 we had accrued approximately $6.1 million for environmental matters. Our environmental accrued liabilities could change substantially in the future due to factors such as the nature and extent of any contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the EPA, FERC and other governmental authorities on these matters. We continue to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated environmental costs.

Impairment of Long-Lived Assets

We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the future use and eventual disposition of the asset. If the carrying value is not recoverable, an impairment loss is measured as the excess of the asset’s carrying value over its fair value.

BUSINESS

We are an indirect wholly-owned operating subsidiary of Boardwalk Pipeline Partners. Boardwalk Pipeline Partners is a publicly traded master limited partnership organized in 2005. The master partnership, through us and its other operating subsidiaries, owns and operates interstate natural gas pipeline systems and integrated storage facilities that, as of September 30, 2012, had approximately 14,300 miles of pipelines, directly serving customers in twelve states and indirectly serving customers throughout the northeastern and southeastern U.S. through numerous interconnections with unaffiliated pipelines. For the twelve months ended September 30, 2012, Boardwalk Pipeline Partners’ pipeline systems transported approximately 2.6 Tcf of gas.

We are an interstate natural gas transmission company which owns and operates a natural gas pipeline system located along the Gulf Coast in the states of Texas, Louisiana, Mississippi, Alabama and Florida. As of September 30, 2012, our pipeline transmission system had a peak day delivery capacity of approximately 6.9 Bcf per day and consisted of approximately 7,250 miles of pipeline and two natural gas storage facilities. The gas storage facility located in Bistineau, Louisiana, has approximately 78.0 Bcf of working gas storage capacity with which we offer firm and interruptible storage service, including no-notice service. Our Jackson, Mississippi, gas storage facility has approximately 5.0 Bcf of working gas storage capacity, which is used for operational purposes and is not offered for sale to the market.

The on-system markets directly served by our system are generally located in eastern Texas, Louisiana, southern Mississippi, southern Alabama, and the Florida Panhandle. These markets include LDCs and municipalities located across the system, including New Orleans, Louisiana, Jackson, Mississippi, Mobile, Alabama and Pensacola, Florida, and other end-users located across the system, including the Baton Rouge to New Orleans industrial corridor and Lake Charles, Louisiana. We also have indirect access to off-system markets through numerous interconnections with unaffiliated interstate and intrastate pipelines and storage facilities. These pipeline interconnections provide access to markets throughout the northeastern and southeastern U.S.

For the twelve months ended September 30, 2012, approximately 78% of our revenues were derived from capacity reservation charges under firm contracts, approximately 14% of our revenues were derived from other charges based on actual utilization under firm contracts and approximately 8% of our revenues were derived from interruptible transportation, interruptible storage, PAL and other services. For the twelve months ended September 30, 2012, EOG Resources, Inc. represented approximately 11% of our revenues, with no other non-affiliated customer representing more than 10% or more of our revenues. As of September 30, 2012, the weighted average life of our transportation contracts was approximately 5.0 years.

Transportation Services. We offer transportation services on both a firm and interruptible basis. Our customers choose, based upon their particular needs, the applicable mix of services depending upon availability of pipeline capacity, the price of services and the volume and timing of the customer’s requirements. Firm transportation customers reserve a specific amount of pipeline capacity at specified receipt and delivery points on our system. Firm customers generally pay fees based on the quantity of capacity reserved regardless of use, plus a commodity and a fuel charge on the volume of gas actually transported. Capacity reservation revenues derived from a firm service contract are generally consistent during the contract term, but can be higher in winter periods than the rest of the year, especially for no-notice service agreements. Firm transportation contracts generally range in term from one to ten years, although we may enter into shorter or longer term contracts. In providing interruptible transportation service, we agree to transport gas for a customer when capacity is available. Interruptible transportation service customers pay a commodity charge only for the volume of gas actually transported, plus a fuel charge. Interruptible transportation agreements have terms ranging from day-to-day to multiple years, with rates that change on a daily, monthly or seasonal basis.

Storage Services. We offer customers storage services on both a firm and interruptible basis. Firm storage customers reserve a specific amount of storage capacity, including injection and withdrawal rights, while interruptible customers receive storage capacity and injection and withdrawal rights when it is available. Similar to firm transportation customers, firm storage customers generally pay fees based on the quantity of capacity reserved plus an injection and withdrawal fee. Firm storage contracts typically range in term from one to ten years. Interruptible storage customers pay for the volume of gas actually stored plus injection and withdrawal fees. Generally, interruptible storage agreements are for monthly terms. FERC has authorized us to charge market-based rates for our firm and interruptible storage services.

No-Notice Service. No-notice service consists of a combination of firm transportation and storage services that allows customers to withdraw gas from storage with little or no notice. Customers pay a reservation charge based upon the capacity reserved plus a commodity and a fuel charge based on the volume of gas actually transported.

Parking and Lending Service. PAL is an interruptible service offered to customers providing them the ability to park (inject) or borrow (withdraw) gas into or out of our pipeline systems at a specific location for a specific period of time. Customers pay for PAL service in advance or on a monthly basis depending on the terms of the agreement.

Customers and Markets Served

We transport natural gas for a broad mix of customers, including producers, marketers, interstate and intrastate pipelines, LDCs, electric power generators and direct industrial users, located throughout the Gulf Coast region of the U.S.

We contract directly with end-use customers and with producers, marketers and other third parties who provide transportation and storage services to end-users. Based on revenues for the twelve months ended September 30, 2012, our customer mix was as follows: producers (47%), marketers (21%), interstate and intrastate pipelines (16%), LDCs (13%), power generators (2%) and industrial end users and others (1%). Based on revenues for the twelve months ended September 30, 2012, our deliveries were as follows: pipeline interconnects (71%), LDCs (13%), storage activities (10%), industrial end-users (4%), power generators (1%) and other (1%). One non-affiliated customer, EOG Resources, Inc., accounted for approximately 11% of our operating revenues for the twelve months ended September 30, 2012.

Producers. Producers of natural gas use our services to transport gas supplies from producing areas, primarily from the Gulf Coast region, including shale plays in Texas, Louisiana and Oklahoma, to supply pools and to other customers on and off of our systems. Producers contract with us for storage services to store excess production and to optimize the ultimate sales prices for their gas.

Marketers. Natural gas marketing companies utilize our services to provide services to our other customer groups as well as to customer groups in off-system markets. The services may include combined gas supply management, transportation and storage services to support the needs of the other customer groups. Some of the marketers are sponsored by LDCs or producers.

Pipelines (off-system). Our pipeline systems serve as feeder pipelines for long-haul interstate pipelines serving markets throughout the midwestern, northeastern and southeastern portions of the U.S. We have numerous interconnects with third-party interstate and intrastate pipelines.

LDCs. Most of our LDC customers use firm transportation services, including no-notice service. We serve approximately 90 LDCs at more than 210 delivery locations across our pipeline systems. The demand of these customers peaks during the winter heating season.

Power Generators. We are directly connected to 20 natural-gas-fired power generation facilities in five states. The demand of the power generating customers peaks during the summer cooling season which is counter to the winter season peak demands of the LDCs. Most of our power-generating customers use a combination of no-notice, firm and interruptible transportation services.

Industrial End Users. We provide approximately 155 industrial facilities with a combination of firm and interruptible transportation services. Our systems are directly connected to industrial facilities in the Baton Rouge to New Orleans industrial corridor; Lake Charles, Louisiana; Mobile, Alabama and Pensacola, Florida. We can also access the Houston Ship Channel through third-party pipelines.

Competition

We compete with numerous other pipelines that provide natural gas transportation and storage services at many locations along our pipeline systems. We also compete with pipelines that are attached to new gas supply sources that are being developed closer to some of our traditional market areas and that customers can access through third-party pipelines. In addition, regulators’ continuing efforts to increase competition in the natural gas industry have increased the natural gas transportation options of our traditional customers. As a result of the regulators’ policies, segmentation and capacity release have created an active secondary market which increasingly competes with our pipeline services. Further, natural gas competes with other forms of energy available to our customers, including electricity, coal, fuel oils and other alternative fuel sources.

The principal elements of competition among pipelines are available capacity, rates, terms of service, access to gas supplies, flexibility and reliability of service. In many cases, the elements of competition other than pricing, in particular flexibility, terms of service and reliability, are key differentiating factors between competitors. This is especially the case with capacity being sold on a longer-term basis. We are focused on finding opportunities to enhance our competitive profile in these areas by increasing the flexibility of our pipeline systems to meet the demands of customers, such as power generators and industrial users, and are continually reviewing our services and terms of service to offer customers enhanced service options.

Seasonality

Our revenues can be affected by weather and natural gas price levels and volatility. Weather impacts natural gas demand for heating needs and power generation, which in turn influences the short-term value of transportation and storage across our pipeline system. Colder than normal winters can result in an increase in the demand for natural gas for heating needs and warmer than normal summers can impact cooling needs, both of which typically result in increased pipeline transportation revenues and throughput. While traditionally peak demand for natural gas occurs during the winter months driven by heating needs, the increased use of natural gas for cooling needs during the summer months has partially reduced the seasonality of our revenues. Natural gas prices are also volatile, influencing drilling and production which can affect the value of our storage and PAL services. For the twelve months ended September 30, 2012, approximately 52% of our revenues and 53% of our operating income, excluding asset impairments and gains and losses on the disposal of operating assets, were recognized in the first and fourth quarters of the year.

Government Regulation

Federal Energy Regulatory Commission. FERC regulates us under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. FERC regulates, among other things, the rates and charges for the transportation and storage of natural gas in interstate commerce and the extension, enlargement or abandonment of facilities under its jurisdiction. Where required, we hold certificates of public convenience and necessity issued by FERC covering certain of our facilities, activities and services. FERC also prescribes our accounting treatment which is separately reported pursuant to forms filed with FERC. Our regulatory books and records and our other activities may be periodically audited by FERC.

The maximum rates that we may charge for all aspects of the gas transportation services we provide are established through FERC’s cost-of-service rate-making process. Key determinants in FERC’s cost-of-service rate-making process are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. FERC has authorized us to charge market-based rates for our firm and interruptible storage services. We do not have an obligation to file a new rate case.

U.S. Department of Transportation (DOT). We are regulated by DOT under the Natural Gas Pipeline Safety Act of 1968, as amended by Title I of the Pipeline Safety Act of 1979, which regulates safety requirements in the design, construction, operation and maintenance of interstate natural gas pipelines. We have received authority from the PHMSA, an agency of DOT, to operate certain pipeline assets under special permits that will allow us to operate those pipeline assets at higher than normal operating pressures of up to 0.80 of the pipe’s SMYS. Operating at higher than normal operating pressures allows us to transport all of the volumes we have contracted for with our customers. PHMSA retains discretion whether to grant or maintain authority for us to operate our pipeline assets at higher pressures. PHMSA has also developed regulations that require transportation pipeline operators to implement integrity management programs to comprehensively evaluate certain areas along their pipelines and take additional measures to protect pipeline segments located in highly populated areas. A recently enacted pipeline safety bill could result in increased regulatory requirements.

Other. Our operations are also subject to extensive federal, state, and local laws and regulations relating to protection of the environment. Such regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental regulations also require that our facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. These laws include, for example:

•

the Clean Air Act and analogous state laws which impose obligations related to air emissions, including, in the case of the Clean Air Act, greenhouse gas emissions and regulations affecting reciprocating engines subject to Maximum Achievable Control Technology (MACT) standards;

•	the Water Pollution Control Act, commonly referred to as the Clean Water Act, and analogous state laws which regulate discharge of pollutants from our facilities into state and federal waters;

•

the Comprehensive Environmental Response, Compensation and Liability Act, commonly referred to as CERCLA, or the Superfund law, and analogous state laws which regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal; and

•	the Resource Conservation and Recovery Act and analogous state laws which impose requirements for the handling and discharge of solid and hazardous waste from our facilities.

Employee Relations

At September 30, 2012, we had approximately 580 employees, none of whom were covered by a collective bargaining agreement. This total does not include employees of the master partnership or our other affiliates who provide services for us. We maintain various benefit plans covering substantially all of our employees.

MANAGEMENT AND CORPORATE GOVERNANCE

Board of Directors and Executive Officers

We are managed by the board of directors of our general partner, GS Pipeline Company, LLC (“GS Pipeline”), as opposed to having our own directors. Accordingly, in this prospectus, when we refer to our directors, we are referring to the directors of GS Pipeline, and when we refer to our officers we are referring to the executive officers of Gulf South. Set forth below are the name, age, position and description of the business experience of our executive officers and directors.

Name	Age	Position
Stanley C. Horton	62	Chief Executive Officer, President and Director
Michael E. McMahon	57	Senior Vice President, General Counsel and Director
Jamie L. Buskill	48	Senior Vice President, Chief Financial and Administrative Officer and Treasurer
Andrew H. Tisch	63	Director

Stanley C. Horton— Mr. Horton has been a member of the board of directors of GS Pipeline since 2011. Mr. Horton has been the President and Chief Executive Officer (CEO) of Boardwalk GP, LLC (“BGL”) since May 2011. Prior thereto he was an independent energy consultant providing consulting services to clients in both Europe and the United States. From 2005 to 2008, Mr. Horton served as President and Chief Operating Officer of Cheniere Energy, Inc. From 2003 to 2005, he served as President and Chief Operating Officer of subsidiaries of Southern Union, including Panhandle Energy and CrossCountry Energy Services LLC. From 2001 to 2003, Mr. Horton served as Chairman and Chief Executive Officer of Enron Global Services and, from 1997 to 2001 he served as Chief Executive Officer of Enron Transportation Services Company. In December 2001, Enron Corporation and various of its affiliates, including Enron Transportation Services Company, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Mr. Horton was chairman and chief executive officer of EOTT Energy Corp., the general partner of EOTT Energy Partners, L.P., prior to the bankruptcy reorganization filing of EOTT Energy Partners, L.P. in October 2002 under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. He has chaired the Gas Industry Standards Board, the Interstate Natural Gas Association of America and the Natural Gas Council. Mr. Horton also served on the Board of Directors for SemGroup Corporation from November 2009 until his resignation effective May 2, 2011. Mr. Horton was selected to serve as a director due to his extensive experience in the natural gas industry and his position with the Registrant. He brings substantial operational experience gained from his executive-level leadership history and the perspective of a former chief executive officer.

Michael E. McMahon—Mr. McMahon has been employed by Gulf South or its predecessors since 1989 and has been a member of the board of directors of GS Pipeline since 2004. Mr. McMahon has been the Senior Vice President, General Counsel and Secretary of BGL since February 2007. Prior thereto he served as Senior Vice President and General Counsel of Gulf South since 2001. Mr. McMahon also serves on the legal committee of the Interstate Natural Gas Association of America. Mr. McMahon was selected to serve as a director due to his extensive experience in the natural gas industry and his position with the Registrant. Mr. McMahon brings substantial legal and operational experience gained from his executive-level leadership history with the Registrant and BGL.

Jamie L. Buskill—Mr. Buskill has been Senior Vice President, Chief Financial Officer and Treasurer of GS Pipeline since 2005, and was also named Chief Administrative Officer in July 2012. He has been the Chief Financial Officer and Treasurer of BGL since its inception in 2005 and served in the same capacity for the predecessor of BGL since May 2003. He has served in various management roles for Texas Gas since 1986. Mr. Buskill is a member of the Southern Gas Association Accounting and Finance Committee and serves on the board of various charitable organizations. Mr. Buskill brings substantial operational, accounting and finance experience gained from his executive-level leadership history with the Registrant and BGL.

Andrew H. Tisch—Mr. Tisch has served as a member of the board of directors of GS Pipeline since 2004. He has been Co-Chairman of the board of directors of Loews Corporation (“Loews”) since January 2006. He is also Chairman of the Executive Committee and a member of the Office of the President of Loews and has been a director of Loews since 1985. Mr. Tisch also serves as a director of CNA Financial Corporation, a subsidiary of Loews, and is Chairman of the Board of K12 Inc. Mr. Tisch’s qualifications to sit on our Board of Directors include his extensive experience on the board of our parent company, his extensive leadership skills and keen business and financial judgment, as well as his role in forming Boardwalk Pipeline Partners, LP.

Corporate Governance

Because the registration statement of which this prospectus forms a part registers only debt securities and because we do not have and are not seeking to list any securities on a national securities exchange or on an inter-dealer quotation system, we and our general partner are not subject to a number of the corporate governance requirements of the SEC or of any national securities exchange or inter-dealer quotation system. For example, our general partner is not required to have a board of directors comprised of a majority of independent directors or to have an audit committee comprised of independent directors. Accordingly, the board of directors of our general partner has not made any determination as to whether any of the members of our board of directors or committees thereof would qualify as independent under the listing standards of any national securities exchange or any inter-dealer quotation system or under any other independence definition.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

As previously noted, we are managed by our general partners’ board of directors and executive officers. Certain individuals that provide services to our general partner also provide services to Boardwalk Pipeline Partners and its general partner, Boardwalk GP, LP, including Stanley C. Horton (our President and Chief Executive Officer), Jamie L. Buskill (our Chief Financial Officer), Brian A. Cody (our Senior Vice President—Asset Management) and Michael E. McMahon (our Senior Vice President, General Counsel and Secretary). While we consider these four individuals to constitute our “Named Executive Officers” for the 2011 fiscal year, each of these executives also served as a named executive officer of Boardwalk Pipeline Partners during the last fiscal year. Thus the compensation program for the Named Executive Officers that is described below is largely a reflection of the program that is put in place and administered by the board of directors of Boardwalk GP, LP (the “Boardwalk GP Board”). The majority of the discussion that follows may also be found in “Item 11. Executive Compensation” of the Boardwalk Pipeline Partners Form 10-K for the year ending December 31, 2011.

The objective of the Boardwalk Pipeline Partners’ executive compensation program is to attract and retain highly qualified executive officers and motivate them to provide a high level of performance for Boardwalk Pipeline Partners and its operating subsidiaries, and each of our unitholders both in the short and long term, including maintaining current levels of unitholder distributions and taking prudent steps to grow unitholder distributions. To meet this objective, the Boardwalk GP Board has established a compensation policy for our executive officers which offers elements of base salary, cash incentives, equity-based incentives and retirement and other benefits. The Boardwalk GP Board’s strategy is to combine these elements at levels that provide our Named Executive Officers compensation that is competitive with that offered at similar companies in the energy industry, with particular emphasis on rewarding for performance by offering short and long-term incentive-based compensation. The Boardwalk GP Board considers a number of factors in making determinations of executive compensation, including compensation paid in prior years, whether financial, operating and growth project progress objectives were achieved and the individual contributions of each executive to our overall business success for the year. As described below, the Boardwalk GP Board has periodically used and may use in the future executive compensation surveys as general guidelines for setting certain components of compensation.

In the development of the executive compensation programs, particularly with regard to equity-based compensation plans, the Boardwalk GP Board has considered the compensation programs of various companies engaged in similar businesses with similar corporate structures to obtain a general understanding of compensation practices and industry trends. The Boardwalk GP Board has also considered the historical compensation policies and practices of each of the Boardwalk Pipeline Partners’ operating subsidiaries and, as discussed below under Risk Assessment, whether it’s compensation policies and practices could possibly introduce material risks to our business. In addition, in light of the fact that the structure of Boardwalk Pipeline Partners is a publicly traded partnership, we have been required to consider applicable tax and accounting impacts of executive compensation, including the tax implications of providing equity-based compensation to our employees.

In 2011, approximately 76% of the total direct compensation awarded to our Named Executive Officers was based on incentive-based compensation elements, the majority of which was comprised of annual cash incentive awards. The 2011 annual cash incentive amounts were determined based on the performance of Boardwalk Pipeline Partners (which included us and other operating subsidiaries of Boardwalk Pipeline Partners), and the individual performance of each of the Named Executive Officers. Unless otherwise noted below, the term “Partnership” includes Boardwalk Pipeline Partners and each of its operating subsidiaries. With respect to Partnership performance, our 2011 results, which significantly impacted the Boardwalk GP Board’s compensation decisions, included the following:

•	We operated pipeline systems safely, although we had a fire at the Carthage compressor station early in the year;

•

We successfully closed a transaction to own and operate a pipeline in the Marcellus Shale area and formed a joint venture with BPHC which acquired Petal, Hattiesburg Gas Storage Company and related entities;

•	We implemented several cost reduction programs, including monetizing and reducing carrying costs for a significant portion of our materials and supplies;

•	We increased revenues from power generators and improved our competitive position in capturing additional power generation load; and

•

We increased our cash distribution each quarter, albeit at a slower pace than we expected. Our distributable cash of $390.9 million for the 2011 period was lower than expected, primarily driven by the effects of difficult market conditions impacting parking and lending and storage revenues and throughput volumes, as well as higher than expected expenditures for maintenance projects.

Based on these results and the leadership, performance and efforts of each of the Named Executive Officers toward the achievement of these results, the Boardwalk GP Board awarded to the Named Executive Officers individual annual cash incentive compensation amounts that, on a combined basis, were slightly less than the target amounts set earlier in 2011.

The Boardwalk GP Board does not maintain a compensation committee; therefore, the compensation for Messrs. Horton, Buskill, McMahon and Cody is reviewed with and is subject to the approval of the entire Boardwalk GP Board, with Mr. Horton not participating in those Boardwalk GP Board discussions with respect to his own compensation.

Certain events occurred during the 2011 and 2012 year which impacted our Named Executive Officers. In May 2011, Mr. Stanley C. Horton was hired and appointed as President, Chief Executive Officer and a director of BGL, replacing Mr. Rolf A. Gafvert as President and Chief Executive Officer. Mr. Gafvert is still an employee but he is no longer considered a “named executive officer.” Mr. Buskill’s title was changed in 2012 to Chief Financial and Administrative Officer, but for purposes of this section we will refer to Mr. Buskill’s title during the 2011 year for purposes of disclosing his 2011 year compensation. Finally, in February 2012 we determined that Mr. Cody would no longer be one of our “named executive officers” for the 2012 year, and on September 30, 2012, Mr. Cody’s employment with us and our affiliates terminated.

Compensation Philosophy

The Boardwalk GP Board’s compensation philosophy is to reward our Named Executive Officers for achieving Partnership and individual performance objectives, align the interests of the Named Executive Officers with unitholders interests and provide competitive pay to attract and retain top talent.

Compensation Program Objectives

The objectives of the Boardwalk GP Board’s compensation program are to:

•	Create a strong link between pay and performance (both Partnership and individual performance);

•	Motivate the Named Executive Officers to achieve both short and long-term Partnership goals;

•	Align interests of Named Executive Officers with the interests of unitholders;

•	Encourage prudent business behavior and minimize inappropriate risk taking; and

•	Attract, motivate and retain highly qualified Named Executive Officers with market-competitive compensation.

Compensation Program Elements

The following are the principal components of compensation for each of our Named Executive Officers:

Compensation Element	Objectives	Design Elements
Base Salary	• Attract and retain executives by providing guaranteed compensation comparable with similar positions in the industry.

•    Salary levels are reviewed annually and may be adjusted based both on individual performance and market competitiveness of total direct compensation (which is the sum of base salary, short-term incentive awards and long-term incentive awards).

Short-Term Incentive Award	• Drive annual business performance by rewarding achievement of Partnership objectives.	• Awards are comprised of annual cash incentive awards (STI Awards) under the Boardwalk Pipeline Partners Short-Term Incentive Plan (STIP).

	• Drive individual performance by including an individual performance component.	• Payout of award can range from 0% to 200% of target based both on Partnership and individual performance, with equal weighting on both.

	• Align with unitholder interests by setting Partnership objectives that will yield strong financial and operational results.	• Target levels are reviewed annually and may be adjusted based on market competitiveness of total direct compensation.

• Attract talent by providing competitive target cash incentives.

• Reinforce corporate values of safety and compliance as Partnership objectives.

Long-Term Incentive Award	• Drive long-term business performance by aligning reward with unit price, appreciation in unit price and distributions.

•    Awards are made up of phantom common units (Phantom Common Units) under the Boardwalk Pipeline Partners Long-Term Incentive Plan (LTIP) and unit appreciation rights (UARs) under the Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan (UAR and Cash Bonus Plan).

	• Drive individual performance by setting grant levels based on individual performance.	• Vesting at the end of three years achieves retention objectives.

	• Attract and retain talent and motivate top performance and provide opportunity to share in long-term success of the Partnership.	• Phantom common units encourage retention and facilitate alignment with unitholders interests.

	• Minimize inappropriate risk- taking by providing right mix of award types.	• Unit appreciation rights encourage participants to increase the unit price and increase distributions, and provide the greater leverage or upside opportunity.

• Mix of award types is reviewed annually; currently a smaller percentage of the awards are provided as UARs.

• Award levels are reviewed annually and are based on individual performance and market competitiveness of total direct compensation.

Benefits	• Attract and retain executives by providing market competitive benefits.	• Reviewed annually to ensure competitiveness.

Market Analysis

When determining the appropriate amounts of individual compensation components, the Boardwalk GP Board considers a number of factors, including the individual officer’s skills, experience and responsibilities, the amounts of current and prior compensation as well as the appropriate amounts necessary to further our retention efforts. The Boardwalk GP Board does not determine compensation by benchmarking, or targeting our compensation to fall within a specific percentile of compensation as reported in compensation surveys.

However, as described above, a key objective of the Boardwalk GP Board’s compensation program is to maintain market competitiveness in order to attract and retain executives with the ability and experience necessary to provide leadership and to deliver strong performance to our unitholders. Therefore, from time to time, the Boardwalk GP Board may review market compensation data to assess the reasonableness of compensation practices.

With respect to 2011 compensation decisions, the Boardwalk GP Board used the 2011 Towers Watson U.S. Compensation Data Bank Energy Services Executive Database (“Towers Database”) and the 2011 US Mercer Total Compensation Survey for the Energy Sector (the “Mercer Survey”) to conduct a market-based review of total direct compensation, which we define as the sum of base salary, short-term incentives and long-term based incentives. The compensation survey data the Boardwalk GP Board reviewed was from approximately 90 companies that are engaged in various segments of the energy industry, with revenues ranging from $1 billion to $3 billion.

The Boardwalk GP Board determined a median market total direct compensation amount for each officer position, which was equal to (i) average median base salary (representing the average of the Towers Database and the Mercer Survey median base salary amounts), plus (ii) median short-term annual cash incentive awards, plus (iii) median long-term incentive awards. The Boardwalk GP Board’s general objective was to assess each officer’s total direct compensation for reasonableness in relation to the median amount for similarly situated officers. The Boardwalk GP Board did not set specific target percentiles for either total direct compensation or the individual compensation components.

When making compensation decisions, the Boardwalk GP Board considers all information available, including the factors listed above, with the final amounts of compensation to be ultimately determined at the discretion of the Boardwalk GP Board. This process allows the Boardwalk GP Board to achieve its primary objective of maintaining competitive compensation to ensure retention and rewarding the achievement of company objectives to align with unitholders interest.

The following discussion addresses each of the individual components of compensation for our Named Executive Officers.

Base Salary

The Boardwalk GP Board provides our Named Executive Officers with an annual base salary to compensate them for services rendered to the Partnership during the year. The Boardwalk GP Board’s goal is to set base salaries for our Named Executive Officers at levels that make total direct compensation competitive with comparable companies for the skills, experience and requirements of similar positions in order to attract and retain top talent.

The base salaries of our Named Executive Officers were not changed during 2011. This determination was made as a result of reviewing the market-competitiveness of total direct compensation, and taking into account base salary changes that were made in 2010 which increased base salaries for our Named Executive Officers by amounts ranging from 8% to 31%. Mr. Horton was hired and assumed the title of President and Chief Executive Officer in May 2011. Mr. Horton’s base salary, as a component of his total direct compensation, was determined through negotiations with him during the hiring process. The base salary and other elements of Mr. Horton’s compensation are included in a one-year employment agreement with him which is discussed further under Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table.

Incentive Compensation

Boardwalk Pipeline Partner’s incentive compensation program is comprised of two components – annual cash incentive awards under its STIP and long-term, equity-based awards under its LTIP and UAR and Cash Bonus Plan. The Boardwalk GP Board’s goal is to set incentive target awards at levels that make total direct compensation competitive with comparable companies for the skills, experience and requirements of similar positions in order to attract and retain top talent. The incentive target awards can differ from actual awards as a result of Partnership and/or individual performance, but the actual payout of any award is determined at the sole discretion of the Boardwalk GP Board.

In determining the amount of any incentive awards, the Boardwalk GP Board considers factors that include its view of our financial and operational performance for the most recently completed fiscal year, the performance of the individual, the responsibilities of the individual’s position and the individual’s contribution to the Partnership. Except with regard to STI Awards made under the STIP, there is no specific weight assigned to any factor. Instead, the Boardwalk GP Board considers and balances the various performance objectives as it deems appropriate.

STI Awards. An STI Award is an annual incentive cash award under the STIP, the payout of which is based on the Boardwalk GP Board’s subjective analysis of the Partnership’s performance and the performance of our Named Executive Officers during the year. At the beginning of the year, each Named Executive Officer is assigned a target amount, which is established as a percentage of the officer’s base salary. The plan provides that payouts under the STIP can range from zero to 200% of the target amount, with 50% of the payout determined after taking into account the Partnership’s performance and 50% based on individual performance. The target and maximum potential payouts under the STIP as well as the allocation between Partnership and individual performance were determined at the discretion of the Boardwalk GP Board. In determining the target amount of the STI Awards, the Boardwalk GP Board considered (i) the value of each officer’s prior STI Awards, and (ii) the potential value of these awards on the total direct compensation for each officer. Similarly, in negotiating the target amount for Mr. Horton, the Boardwalk GP Board considered the potential value of the award on the total direct compensation being negotiated. The following are the target potential payout amounts that were established in 2011 for our Named Executive Officers:

Name	Base Salary		2011 STI Target %	Total 2011 Potential Cash Compensation Assuming Target STI Payout
Stanley C. Horton	$400,000	(a)	100%	$400,000	(a)
Jamie L. Buskill	$325,000		100%	$325,000
Brian A. Cody	$300,000		100%	$300,000
Rolf A. Gafvert	$425,000		100%	$425,000
Michael E. McMahon	$265,000		100%	$265,000

(a)	Represents a prorated portion for 2011 of annual base salary and STI target payout of $600,000.

At the end of each year, when determining whether to pay an STI Award, the Boardwalk GP Board considers recommendations made by the Chief Executive Officer which are based on his subjective evaluation of whether, and to what extent, the Partnership met its performance goals during the year. He also makes recommendations based on his subjective assessment of the individual performance of each of the other Named Executive Officers. Any STI Award paid to the Chief Executive Officer is determined by the Boardwalk GP Board based upon a similar review without input from the Chief Executive Officer.

The Partnership performance goals are based on objectives that the Boardwalk GP Board believes reflect a well-rounded view of Partnership performance. However, these goals are not tied to any specific targets and achievement of these goals is ultimately determined by the Boardwalk GP Board in its sole discretion. For 2011, the following general objectives, which we refer to as Partnership Performance Goals, were established by the Chief Executive Officer and approved by the Boardwalk GP Board:

•	Operate without a significant safety incident and provide reliable firm transportation and storage services;

•	Deliver strong financial performance as measured by key financial metrics including distributable cash, EBITDA and return on investment;

•	Successfully close on expansion and/or acquisition opportunities meeting an acceptable risk return profile;

•	Utilize the Partnership’s assets to improve operating efficiencies;

•	Successfully capture power generation load as power providers convert legacy facilities; and

•	Pursue opportunities to increase system utilization by expanding system and service optionality in order to capture market share where assets are being underutilized.

As discussed under Executive Summary, in light of the achievements of the Partnership in 2011, the Boardwalk GP Board determined that we met a significant portion of the Partnership Performance Goals, which resulted in 89% of the partnership performance portion of each STI Award being paid.

The Boardwalk GP Board also subjectively considered the contributions of our Named Executive Officers, including the individual leadership, performance and efforts of each officer with respect to our achievement of these goals. The following is a discussion of the material factors that were considered by the Boardwalk GP Board in determining what percentage of the annual incentive award would be paid based on individual performance:

Stanley C. Horton: In assessing Mr. Horton’s individual performance, the Boardwalk GP Board considered the leadership that he provided for the senior management team and employee group, as well as the implementation of the strategic direction he communicated to the employee group in terms of growth, financial performance, diversification, customer service, operational excellence and ethics and integrity. Under Mr. Horton’s leadership, the Partnership was able to begin to execute in terms of the strategic direction by closing a transaction to own and operate a pipeline in the Marcellus Shale area and forming a joint venture with BPHC which acquired Petal, Hattiesburg Gas Storage Company and related entities; implementing several cost reduction programs; increasing revenues from power generators and improving the Partnership’s competitive position in capturing additional power generation load; and continuing to increase partner distributions each quarter during 2011.

Jamie L. Buskill: In assessing Mr. Buskill’s performance, the Boardwalk GP Board considered his continued leadership of the finance and accounting organization, including developing and maintaining effective communication with the investment community, ensuring the proper capitalization of the Partnership to sustain a secure investment grade debt rating, providing fiduciary oversight by ensuring effective controls, procedures and risk management practices are in place and effective cash management to provide sufficient liquidity for executing the Partnership’s operating plans.

Brian A. Cody: In assessing Mr. Cody’s performance, the Board considered his leadership of the operations and engineering organizations, negotiation and positive resolution of certain third-party claim matters, streamlining of project estimation and design and timely delivery on projects and key initiatives for reliability, operational performance and compliance.

Michael E. McMahon: In assessing Mr. McMahon’s performance, the Boardwalk GP Board considered his leadership of the legal and regulatory organizations, including execution of a regulatory strategy to promote changes to the interstate pipeline tariffs to meet current and future market conditions and for the successful transfer of certain assets to Boardwalk Field Services, as well as successful negotiation and positive resolution of certain third-party claim matters.

Rolf A. Gafvert: In assessing Mr. Gafvert’s performance, the Board considered his performance while he was CEO and President, and afterwards, his role as advisor to Mr. Horton and his help with Mr. Horton’s transition into the President and CEO positions.

In light of these considerations, the Boardwalk GP Board approved the following payout of STI Awards for each Named Executive Officer:

Name	STI Award $	2011 Incentive Payout as % of Base Salary
Stanley C. Horton	$600,000	150%
Jamie L. Buskill	$305,000	94%
Brian A. Cody	$220,000	73%
Michael E. McMahon	$275,000	104%
Rolf A. Gafvert	$250,000	59%

Each of the STI awards above was determined as follows: 50% of the award was based on a Partnership performance of 89% of target and 50% of the award was based on individual performance, as determined at the discretion of the Boardwalk GP Board.

Long-Term Incentive Awards – Phantom Common Units and UARs. The Boardwalk GP Board grants equity-based compensation awards to our Named Executive Officers under the Boardwalk Pipeline Partners LTIP and the Boardwalk Pipeline Partners UAR and Cash Bonus Plan on an annual basis. However, due to Boardwalk Pipeline Partners’ structure as a limited partnership and certain tax matters associated with employee benefit plans, the Boardwalk GP Board currently limits the type of equity-based awards that it grants to Phantom Common Units under the LTIP and UARs under the UAR and Cash Bonus Plan, rather than actual common units. With a typical three-year vesting condition and the opportunity for long-term unit appreciation, these awards help us achieve the objectives of retention, growing unit value and cash distributions, linking our executive pay to Partnership performance and aligning the interests of our Named Executive Officers with those of unitholders.

Upon satisfaction of the time-based vesting criteria specified in the grant, a Phantom Common Unit converts into the right to receive the value of a common unit in cash or, at the option of the Boardwalk GP Board, a common unit, plus an amount in cash equal to the accumulated amount of cash distributions made during the vesting period with respect to a common unit. Upon satisfaction of the time-based vesting criteria specified in the grant, a UAR entitles the grantee to a payment in cash equal to the excess, if any, of the price of a common unit on the vesting date over the exercise price of the UAR (reduced by the accumulated amount of cash distributions made over the vesting period with respect to a common unit).

December 2011 Awards. In December 2011, the Boardwalk GP Board implemented certain changes to the long-term component of the compensation program applicable to selected employees including our Named Executive Officers, including not making grants of long-term cash bonuses, granting UARs without an applicable dollar cap amount per UAR (UAR Cap) and changing the mix of the type of long-term equity incentive awards granted. As a result of those changes, the Boardwalk GP Board awarded approximately 75% of the value of long-

term incentive compensation in the form of Phantom Common Units and 25% as UARs. The Boardwalk GP Board believes that eliminating the long-term bonus awards and the UAR Cap, as well as awarding this mix of Phantom Common Units and UARs achieves an appropriate balance among the compensation objectives described above, and in particular, between retention efforts and aligning the interests of our executives with those of our unitholders.

In determining the size of the December long-term incentive awards granted to our Named Executive Officers and in assessing the reasonableness of those awards, the Boardwalk GP Board considered the value of each officer’s prior long-term incentive awards, as well as the impact of the value of long-term incentive awards on total direct compensation in relation to the market data from the Towers Database.

Mr. Horton’s June 2011 Award. As discussed below, the value and terms of the long-term incentive awards, including the long-term cash bonus award, granted to Mr. Horton upon the commencement of his employment in June 2011 were determined in connection with the negotiation of the terms of his employment agreement, which is further described under Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table.

Employee Benefits

Each Named Executive Officer participates in benefit programs available generally to salaried employees of the Boardwalk Pipeline Partners operating subsidiary which employs such officer, including health and welfare benefits and a qualified defined contribution 401(k) plan that includes a dollar-for-dollar match on elective deferrals of up to 6% of eligible compensation within Internal Revenue Code (IRC) requirements. Certain Named Executive Officers participate in a defined contribution money purchase plan available to our employees and employees of Texas Gas hired on or after November 1, 2006, while one participates in a defined benefit cash balance pension plan available to employees of Texas Gas hired prior to November 1, 2006, and includes a non-qualified restoration plan for amounts earned in excess of IRC limits for qualified retirement plans. One Named Executive Officer is also eligible for retiree medical benefits after reaching age 55 as part of a plan offered to Texas Gas employees hired prior to January 1, 1996. See the “Pension Benefits” section below for more details.

Equity Ownership Guidelines

As discussed above, our executives would suffer significant negative tax consequences by owning Boardwalk Pipeline Partners units directly. As a result, the Boardwalk GP Board has not currently set a policy or any guidelines regarding equity ownership by our management. The Boardwalk GP Board therefore seeks to align the interests of management with our unitholders by granting Phantom Common Units and UARs and, prior to 2010, grants of Phantom GP Units (which were phantom units based on Boardwalk GP, LP). Although no additional grants of Phantom GP Units will be made, the Boardwalk GP Board believes that previous years’ awards that are currently outstanding and unvested also help achieve this objective.

All Other Compensation

There were no material perquisites or personal benefits paid to our Named Executive Officers in 2011.

Employment Agreements

Historically, our Named Executive Officers have not received formal employment agreements. However, in connection with the hiring of Mr. Horton as our new President and Chief Executive Officer, Boardwalk Pipeline Partners entered into a one-year employment agreement with him. The Boardwalk GP Board’s principal objectives in entering into the new employment agreement with Mr. Horton were to secure access to his leadership and experience. Mr. Horton’s base salary, short-term incentive target award and his long-term incentive awards and the other provisions of the agreement were arrived at through negotiation with Mr. Horton and a review of market data regarding total direct compensation awarded to similarly situated officers at other companies. Any payments that could be made under the agreement in the event of termination of employment correspond to those that would be made under the applicable plans as described below under Potential Payments Upon Termination or Change of Control. For a discussion of the additional material terms for Mr. Horton’s employment agreement, please see Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table — Employment Agreement.

Risk Assessment

The Boardwalk GP Board has reviewed its compensation policies and practices for all employees, including Named Executive Officers, and determined that its compensation programs are not reasonably likely to cause behaviors that would have a material adverse effect on the Partnership. In arriving at this determination, the Boardwalk GP Board considers potential risks when reviewing and approving both executive level and broad-based compensation programs. The Boardwalk GP Board has designed its compensation programs, including the incentive compensation plans, to minimize potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment. In particular, the design of the compensation programs provide a balanced mix of cash and equity-based, annual and longer-term incentives, which are discretionary and subject to the Boardwalk GP Board’s evaluation of Partnership performance metrics as well as individual contributions to our performance. Further, awards of incentive compensation are not purely formula driven, and the Boardwalk GP Board retains full discretion with regard to increasing or decreasing total compensation or any element of total compensation.

Executive Compensation

Summary of Executive Compensation

The following table shows a summary of total compensation earned by our Named Executive Officers during the time they provided services to the Partnership as a named executive officer during 2011, 2010 and 2009:

Summary Compensation Table for 2011
Name and Principal Position	Year	Salary (1) ($)	Bonus (2) ($)	Option Awards (3) ($)	Stock Awards (3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total (10) ($)
Stanley C. Horton, CEO (beginning May 11)
	2011	403,848	600,000	523,502	974,992	—		145,884	(4)	2,648,226

Rolf A. Gafvert, CEO (through May 10)
	2011	425,000	250,000	—	—	—		32,465	(5)	707,465
	2010	325,000	500,000	247,706	—	—		35,202		1,107,908
	2009	337,500	450,000	—	—	—		33,842		821,342

Jamie L. Buskill, CFO
	2011	325,000	305,000	105,190	374,993	111,730	(6)	17,243	(7)	1,239,156
	2010	300,000	275,000	137,614	—	103,533		17,085		833,232
	2009	311,538	275,000	—	—	91,527		17,085		695,150

Brian A. Cody, Senior Vice President, Asset Management
	2011	300,000	220,000	63,114	225,007	—		27,199	(8)	835,320
	2010	255,000	275,000	137,614	—	—		27,216		694,830
	2009	262,500	300,000	—	—	—		28,118		590,618

Michael E. McMahon, Senior Vice President, General Counsel and Secretary
	2011	265,000	275,000	73,630	262,490	—		28,248	(9)	904,368
	2010	240,000	275,000	89,447	—	—		28,298		632,745
	2009	249,231	275,000	—	—	—		26,928		551,159

(1)	The payroll cycle contained one additional pay period in 2009 as compared to 2011 and 2010.
(2)	The amounts shown in this column represent cash STI Awards earned under the STIP for 2011 and 2010 and annual bonus payments earned for 2009.
(3)	The amounts reflected represent the aggregate grant date fair value for grants made during the fiscal year. The “Option Awards” column includes UARs granted under our UAR and Cash Bonus Plan. The “Stock Awards” column includes Phantom Common Units granted under the LTIP. The fair value of the awards at the date of grant was based on the formula contained in the LTIP, including the closing market price of Boardwalk Pipeline Partners common units on or directly preceding the date of grant. The fair value of the awards at December 31, 2011 and 2010 was based on the closing market price of the common unit on those dates of $27.67 and $31.13 plus the accumulated value of the Distribution Equivalent Rights (DERs). The fair value of the awards will be recognized ratably over the vesting period and remeasured each quarter until settlement in accordance with the treatment of awards classified as liabilities. The fair value of the UARs granted in December 2011 was based on the computed value of a call on Boardwalk Pipeline Partners’s common units at the exercise price. The fair value of the UARs granted prior to December 2011 was determined by calculating the difference between the computed value of a call on the Boardwalk Pipeline Partners common units at the exercise price and a similar call at an exercise price that has been increased to accommodate the UAR Cap. The following assumptions were used as inputs to the Black-Scholes valuation model for grants made during 2011: (i) expected life in years: 2-3; (ii) risk free interest rate, .25% - 1.17%; (iii) expected volatility, 34% - 38%.

(4)	Includes a payment of $128,464, including a tax gross up, to make up for unvested rights Mr. Horton was required to forfeit in connection with his resignation as a member of the board of directors of SemGroup Corporation, matching contributions under 401(k) plan ($14,700), imputed life insurance premiums, and preferred parking.
(5)	Includes matching contributions under 401(k) plan ($14,700), employer contributions to the Gulf South Money Purchase Plan, club memberships, imputed life insurance premiums, and preferred parking.
(6)	Includes the change in qualified retirement plan account balance ($49,397) and interest and pay credits for the supplemental retirement plan ($62,333).
(7)	Includes matching contributions under 401(k) plan ($14,700), imputed life insurance premiums and preferred parking.
(8)	Includes matching contributions under 401(k) plan ($14,700), employer contributions to the Gulf South Money Purchase Plan, spouse travel, imputed life insurance premiums, and preferred parking.
(9)	Includes matching contributions under 401(k) plan ($14,700), employer contributions to the Gulf South Money Purchase Plan, imputed life insurance premiums, preferred parking and travel clubs.
(10)	In addition to the compensation reportable herein, in 2011 a Long-Term Cash Bonus was granted to Mr. Horton having a stated amount of $258,000. In 2010, Long-Term Cash Bonuses were granted to Messrs. Gafvert, Buskill, Cody and McMahon having stated amounts of $270,000, $150,000, $150,000 and $97,500. The awards will vest and become payable, subject to the terms of the plan and grant agreements on December 16, 2013. See Compensation Discussion and Analysis and Potential Payments Upon Termination or Change of Control for more information regarding the terms of the Long-Term Cash Bonus awards.

The following table sets forth the percentage of each Named Executive Officer’s total compensation that we paid in the form of salary and bonus:

Named Executive Officer	Year	Percentage of Total Compensation Paid as Salary and Bonus
Stanley C. Horton	2011	38%

Rolf A. Gafvert	2011	95%
	2010	74%
	2009	96%

Jamie L. Buskill	2011	51%
	2010	69%
	2009	84%

Brian A. Cody	2011	62%
	2010	76%
	2009	95%

Michael E. McMahon	2011	60%
	2010	81%
	2009	95%

In 2009, long-term, equity-based awards were not granted to our named executive officers. As a result, the percentage of total compensation paid as salary and bonus was higher in 2009 than in 2010.

Grants of Plan-Based Awards

The following table displays information regarding grants made during 2011 to our Named Executive Officers of plan-based awards under the UAR and Cash Bonus Plan and Phantom Common Unit awards under the LTIP:

Grants of Plan-Based Awards for 2011
Names	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Options Awards: Number of Securities Underlying Options (2) (#)	Exercise or Base Price of Option Awards (3) ($)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Stanley C. Horton	06/30/11	—	71,277	28.93	250,000
	12/14/11	35,714	40,235	27.30	1,248,494
Jamie L. Buskill	12/14/11	13,736	15,475	27.30	480,183
Brian A. Cody	12/14/11	8,242	9,285	27.30	288,121
Michael E. McMahon	12/14/11	9,615	10,832	27.30	336,120

(1)	Represents Phantom Common Units granted under the LTIP. The fair value of each unit was derived based on the closing price of $27.30 for our common units on the New York Stock Exchange (NYSE) on December 14, 2011. Each such grant includes a tandem grant of DERs; vests 100% on the third anniversary of the grant date; and will be payable to the grantee in cash, or in common units at the Boardwalk GP Board’s option, upon vesting in an amount equal to the fair market value of the units (as defined in the plan) that vest on the vesting date. The vested amount then credited to the grantee’s DER account will be payable in cash.
(2)	Represents UARs granted under our UAR and Cash Bonus Plan. The exercise prices for the UARs granted on December 14, 2011 and June 30, 2011 are equal to the closing price of our common units on the NYSE on those days, or $27.30 and $28.93, respectively. The UARs granted on December 14 and June 30 will vest and become payable in cash upon the expiration of restricted periods of 3 years and 2.5 years, respectively, subject to the terms of the plan and grant agreements. The UARs granted to Mr. Horton on June 30 are limited to a UAR Cap of $12.67.
(3)	Each UAR includes a DER Adjustment, whereby the exercise price is reduced by the amount of any cash distributions made by us with respect to a common unit during the restricted period.
(4)	See footnote #3 to the Summary Compensation Table above for assumptions utilized in calculating the grant date fair value of equity-based awards.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

In December, 2011 the Boardwalk GP Board’s implemented changes to the long-term component of the compensation program applicable to selected employees including our Named Executive Officers, to be comprised of Phantom Common Units under the LTIP and UARs under the UAR and Cash Bonus Plan. In 2010, the long-term component of the compensation program was comprised of grants of UARs and Long-Term Cash Bonuses under the UAR and Cash Bonus Plan. The long-term compensation awards made on June 30, 2011 to Mr. Horton pursuant to his employment agreement were comprised of UARs and a Long-Term Cash Bonus, on similar terms to those granted to the other executives in 2010, because the changes to the long-term component of the compensation program described above had not been made at that point. The terms of Mr. Horton’s employment agreement are discussed further below. No changes were made to the terms of any outstanding awards of equity-based compensation made to our Named Executive Officers.

The following provides information regarding the equity-based compensation awards shown in the Summary Compensations table.

Phantom Common Units. Each outstanding Phantom Common Unit includes a tandem grant of DERs. Each Phantom Common Unit granted in 2011 vests on the third anniversary date of the grant date, and will be payable to the grantee in cash upon vesting, or in common units at the Boardwalk GP Board’s option, in an amount equal to the fair market value of the units (as defined in the plan) that vest on the vesting date. The vested amount then credited to the grantee’s DER account will be payable only in cash.

UARs. After the expiration of a restricted period, each awarded UAR vests and is payable to the holder in cash equal to the amount by which the fair market value (as defined in the plan) of a common unit on such date exceeds the exercise price of the UAR. Each outstanding UAR includes a feature whereby the exercise price is reduced by the amount of any cash distributions made by us with respect to a common unit during the restricted period (DER Adjustment). The amount payable with respect to a UAR awarded prior to December, 2011 is limited to the applicable dollar cap amount per UAR (UAR Cap), although no such UAR Cap applies to awards made in December 2011.

Employment Agreement. Boardwalk Pipeline Partners entered into a one-year employment agreement with Mr. Horton dated May 2, 2011, the terms of which cover his compensation package, payments in the event of termination of employment due to death, disability, or other reasons during the term of the agreement and non-solicitation and non-competition assurances. The agreement provides that Mr. Horton will receive an annual base salary of $600,000 and will be eligible to participate in the STIP, with a target payout of $400,000 for the remainder of 2011 and $600,000 for the full year 2012. In June 2011, Mr. Horton was also granted a total of $860,000 of UARs and Long-Term Cash Bonuses under the UAR and Cash Bonus Plan. Mr. Horton’s employment agreement further provides that for the subsequent year his long-term incentive award would be an aggregate of $1,300,000. Potential payments made under the agreement in the event of termination of employment correspond to those that would be made under the applicable plans as described under Potential Payments Upon Termination or Change of Control. Under the agreement, we made a payment of $128,464, including a tax gross up to Mr. Horton to make up for unvested rights he was required to forfeit in connection with his resignation as a member of the board of directors of SemGroup Corporation. None of the remaining Named Executive Officers is a party to an employment agreement.

For more information about the components of compensation reported in the Summary Compensation Table and Grants of Plan-Based Awards, please read the Compensation Discussion and Analysis.

Outstanding Equity Awards at Fiscal Year-End

The table displayed below shows the total number of outstanding equity awards in the form of UARs under the UAR and Cash Bonus Plan, Phantom Common Units awarded under the LTIP and Phantom GP Units awarded under our SLTIP and held by our Named Executive Officers at December 31, 2011:

Outstanding Equity Awards at December 31, 2011
	Option/UAR Awards				Stock Awards
	UARs				Phantom Common Units		Phantom GP Units
Name	Number of Securities Underlying Unexercised Unearned Options/UARs	Option/UAR Exercise Price ($)		Option/UAR Expiration Date	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (6) ($)	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (7) ($)
Stanley C. Horton	40,235	27.30	(1)	(4)
	71,277	28.93	(2)	(5)	35,714	988,206	—	—

Rolf A. Gafvert	59,886	30.36	(3)	(5)	—	—	50	2,094,248

Jamie L. Buskill	15,475	27.30	(1)	(4)
	33,270	30.36	(3)	(5)	13,736	380,075	24	1,005,239

Brian A. Cody	9,285	27.30	(1)	(4)
	33,270	30.36	(3)	(5)	8,242	228,056	22	921,469

Michael E. McMahon	10,832	27.30	(1)	(4)
	21,625	30.36	(3)	(5)	9,615	266,047	21	879,584

(1)	The exercise price for each UAR granted in December 2011 is $27.30, the closing price of Boardwalk Pipeline Partners common units on the NYSE on December 14, 2011. Each of these UARs includes a DER Adjustment, which was zero through December 31, 2011.
(2)	The exercise price for each UAR granted in June 2011 is $28.93, the closing price of Boardwalk Pipeline Partners common units on the NYSE on June 30, 2011. A UAR cap of $12.67 was established for each of these UARs, and each of these UARs includes a DER Adjustment which was $1.0525 through December 31, 2011.
(3)	The exercise price for each UAR granted in 2010 is $30.36, the closing price of Boardwalk Pipeline Partners common units on the NYSE on December 15, 2010. A UAR cap of $15.76 was established for each of these UARs, and each of these UARs includes a DER Adjustment which was $2.095 through December 31, 2011.
(4)	These UARs will vest and become payable in cash to each Named Executive Officer upon the expiration of a restricted period, or December 14, 2014.
(5)	These UARs will vest and become payable in cash to each Named Executive Officer upon the expiration of a restricted period, or December 16, 2013.
(6)	The market value reported is based on the NYSE closing market price on December 30, 2011 of $27.67. The Phantom Common Units will vest on December 14, 2014. No cash distributions were paid on behalf of Boardwalk Pipeline Partners common units during the period these Phantom Common Units were outstanding, therefore no amounts were credited to the DERs associated with these awards through December 31, 2011.
(7)	The market value reported is based on the NYSE closing market price of the Boardwalk Pipeline Partners common units on December 30, 2011 of $27.67 and the formula contained in the plan. The vesting period of the Phantom GP Units granted to our Named Executive Officers is 4.0 years from the initial date of grant.

Option Exercises and Stock Vested

The following table presents information regarding the vesting during 2011 of Phantom Common Units and Phantom GP Units previously granted to our Named Executive Officers.

Option Exercises and Stock Vested for 2011
Stock Awards
Name	Number of LTIP Awards Vesting (#)	Value Received on Vesting (1) ($)	Number of SLTIP Awards Vesting (#)	Value Received on Vesting (2) ($)
Rolf A. Gafvert	4,357	144,848	25	1,089,779

Jamie L. Buskill	1,867	62,068	10	435,912

Brian A. Cody	1,867	62,068	15	653,867

Michael E. McMahon	1,245	41,390	12	523,094

(1)	The LTIP awards (Phantom Common Units) vested in December, 2011 and were paid out in a lump sum in January, 2012 in accordance with the plan provisions. At no time were units issued to or owned by the Named Executive Officers.
(2)	The SLTIP awards (Phantom GP Units) vested in February, 2011 and were paid out in a lump sum in April, 2011 in accordance with the plan provisions. At no time were units issued to or owned by the Named Executive Officers.

Pension Benefits

The table displayed below shows the present value of accumulated benefits for our Named Executive Officers. Only employees of the Texas Gas subsidiary hired prior to November 1, 2006, are eligible to receive the pension benefits discussed below. We do not maintain a pension plan at this time. Messrs. Horton , Gafvert, Cody and McMahon are, or during 2011 were, our employees and are not covered under any Texas Gas benefit plans. Pension benefits include both a qualified defined benefit cash balance plan and a non-qualified defined benefit supplemental cash balance plan (SRP).

Pension Benefits for 2011
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jamie L. Buskill	TGRP	25.3	343,759	—
	SRP	25.3	214,625	—

The Texas Gas Retirement Plan (TGRP) is a qualified defined benefit cash balance plan that is eligible to all Texas Gas employees hired prior to November 1, 2006. Participants in the plan vest after three years of credited service. One year of vesting service is earned for each calendar year in which a participant completes 1,000 hours of service. Eligible compensation used in calculating the plan’s annual compensation credits include total salary and bonus paid. The credit rate on all eligible compensation is 4.5% prior to age 30, 6.0% age 30 through 39, 8.0% age 40 through 49 and 10.0% age 50 and older up to the Social Security Wage Base. Additional credit rates on annual pay above Social Security Wage Base is 1.0%, 2.0%, 3.0% and 5.0% for the same age categories. On April 1, 1998, the TGRP was converted to a cash balance plan. Credited service up to March 31, 1998, is eligible for a past service credit of 0.3%. Additionally, participants may qualify for an early retirement subsidy if their combined age and service at March 31, 1998, totaled at least 55 points. The amount of the subsidy is dependent on the number of points and the participant’s age of retirement. Mr. Buskill did not meet the eligibility requirements to qualify for the early retirement subsidy. Upon retirement, the retiree may choose to receive their benefit from a variety of payment options which include a single life annuity, joint and survivor annuity options and a lump-sum cash payment. Joint and survivor benefit elections serve to reduce the amount of the monthly benefit payment paid during the retiree’s life but the monthly payments continue for the life of the survivor after the death of the retiree. The TGRP has an early retirement provision that allows vested employees to retire early at age 55. Mr. Buskill is not yet eligible to receive an early retirement benefit pursuant to the TGRP.

The credited years of service appearing in the table above are the same as actual years of service. No payment was made to the Named Executive Officer during 2011. The present value of accumulated benefits payable to the Named Executive Officer, including the number of years of service credited to the Named Executive Officer, is determined using assumptions consistent with the assumptions used for financial reporting. Interest will be credited to the cash balance at December 31, 2011, commencing in 2012, using a quarterly compounding up to the normal retirement date of age 65. Salary and bonus pay credits, up to the IRC allowable limits, increase the accumulated cash balance in the year earned. Credited interest rates used to determine the accumulated cash balance at the normal retirement date as of December 31, 2011, 2010 and 2009 were 3.77%, 4.19% and 4.27% and for future years, 3.18%, 3.77% and 4.19%. The future normal retirement date accumulated cash balance was then discounted using an interest rate at December 31, 2011, 2010 and 2009 of 4.25%, 5.00% and 5.70%. The increase in the present value of accumulated benefit for the TGRP between December 31, 2011 and 2010 of $49,397 for Mr. Buskill is reported as compensation in the Summary Compensation Table above.

The Texas Gas SRP is a non-qualified defined benefit cash balance plan that provides supplemental retirement benefits on behalf of participating employees for earnings that exceed the IRC compensation limitations for qualified defined benefit plans, which for 2011 was $245,000. The SRP acts as a supplemental plan, therefore the eligibility and retirement provisions, the form and timing of distributions and the manner in which the present value of accumulated benefits are calculated, are identical to the same provisions as described above for the TGRP. The increase in the present value of accumulated benefit for the SRP between December 31, 2011 and 2010, of $62,333, for Mr. Buskill is reported as compensation in the Summary Compensation Table.

Potential Payments Upon Termination or Change of Control

Boardwalk Pipeline Partners does not have employment agreements with our Named Executive Officers, other than a one-year agreement with Mr. Horton, which is discussed further under Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table. Potential payments made under that agreement in the event of Mr. Horton’s termination of employment or a change of control correspond to those that would be made under the applicable plans as described below.

Our Named Executive Officers are eligible to receive accelerated vesting of cash and equity-based awards under certain of the compensation plans. The Boardwalk GP Board has made grants of Phantom Common Units, UARs, Long-Term Cash Bonuses and Phantom GP Units to each of our executives subject to specific vesting schedules and payment limitations, as discussed above. The Phantom Common Units, UARs and Long-Term Cash Bonuses will vest on a prorated basis under certain circumstances and will be payable in accordance with the provisions of the LTIP, UAR and Cash Bonus Plan and grant agreements, as applicable, as described below. The Phantom GP Units awards will vest immediately and become payable to the executive in cash upon the occurrence of certain events, as described below. A termination of employment may also trigger a distribution of retirement plan accounts from the TGRP or the SRP. Any retirement plan distributions would be no more than those amounts disclosed in the tables above; thus, the Potential Payments Upon Termination or Change of Control Table shown below does not include amounts attributable to the retirement plans disclosed above.

The Boardwalk GP Board believes that the acceleration and payment provisions contained in the various award agreements create important retention tools for the Partnership, because providing for accelerated vesting of equity-based awards upon a termination of employment for a death or disability provides employees with value in the event of a termination of employment that was beyond their control. Other companies in our industry and the general market where we compete for executive talent commonly have equity compensation plans that provide for accelerated vesting upon certain terminations of employment, and the Boardwalk GP Board has determined that we should provide this benefit to our Named Executive Officers in order to remain competitive in attracting and retaining skilled professionals in our industry.

Long-Term Incentive Plan. A prorated portion of unvested Phantom Common Units (and all DERs associated with such Phantom Common Units) will become vested upon a change of control in combination with a termination of employment by the Partnership for any reason other than for a material violation of the Partnership’s code of conduct policy or due to a diminution of the employee’s roles and responsibilities. A change of control will be deemed to occur under the LTIP upon one or more of the following events: (a) any person or group, other than Boardwalk GP, LP or its affiliates, becomes the owner of 50% or more of Boardwalk Pipeline Partners equity interests; (b) any person, other than Loews Corporation or its affiliates, become Boardwalk Pipeline Partners’ general partner; or (c) the sale or other disposition of all or substantially all of Boardwalk Pipeline Partners assets or Boardwalk GP, LP’s assets to any person that is not an affiliate of Boardwalk Pipeline Partners or Boardwalk GP, LP. However, in the event that any award granted under the LTIP is also subject to IRC section 409A, a change of control shall have the definition of such term as found in the treasury regulations with respect to IRC section 409A.

The unvested Phantom Common Units (and all DERs associated with such Phantom Common Units) will also become vested on a prorated basis upon an executive’s death, disability or retirement (unless the retirement occurs in the first year of the vesting period, in which case the units will be forfeited). Our individual form award agreements define a disability as an event that would entitle that individual to benefits under a Partnership long-term disability plan (“Disability”). The award agreements define retirement as a termination on or after age 55, with at least 5 years of continuous service. In the cases of death or Disability, the value of any then vested awards would be determined and paid at the time of termination. In the case of retirement or change of control, the value of any then vested awards would be determined and paid on the original scheduled payment date. Other than described above, unvested Phantom Common Units would be forfeited upon termination of employment.

Unit Appreciation Rights and Cash Bonus Plan. For UARs granted in December 2011, a prorated portion of unvested UARs will become vested upon a change of control in combination with a termination of employment by the Partnership for any reason other than for a material violation of the Partnership’s code of conduct policy or due to a diminution of the employee’s roles and responsibilities. For UARs and Long-Term Cash Bonuses granted prior to December 2011, a change of control would not automatically affect the vesting or payment of the awards. However, upon a change of control, the Boardwalk GP Board in its sole discretion may provide for the replacement of awards with other rights or property; provide that awards be assumed or replaced by the surviving entity; make changes to the number or types of outstanding awards; provide that awards be concurrently vested and paid; or terminate any outstanding awards. A change of control will be deemed to occur under the UAR and Cash Bonus Plan upon a change in the possession, direct or indirect, of the power to direct or cause the direction of the Partnership’s management and policies, whether through ownership of voting securities, by contract or otherwise. However, in the event that any award granted under the UAR and Cash Bonus Plan is also subject to IRC section 409A, a change of control shall have the definition of such term as found in the treasury regulations with respect to IRC section 409A.

For the UARs and Long-Term Cash Bonuses granted prior to December, 2011, a prorated portion of any outstanding and unvested UARs and Long-Term Cash Bonuses would become vested upon an executive’s death, Disability or retirement. For the UARs granted in December, 2011, a prorated portion of any outstanding and unvested UARs would become vested upon an executive’s death, Disability or retirement (unless the retirement occurs in the first year of the vesting period, in which case the units will be forfeited). The award agreements for UARs granted in December, 2011 define retirement as a termination one or more years after the date of grant, on or after reaching age 55 with at least 5 years of continuous service with us. The award agreements for UARs and Long-Term Cash Bonuses granted prior to December, 2011 define retirement as a termination on or after age 55 with at least 10 years of continuous service.

For UARs and Long-Term Cash Bonuses granted prior to December 2011, termination by us without cause at least two years after the date of grant of the award would cause unvested awards to become vested on a prorated basis based on the date of the termination. Cause will first be defined as such term is used in any applicable employment agreement between the executive and the Partnership, and in the absence of such an employment agreement, as: (a) a federal or state felony conviction; (b) dishonesty in the fulfillment of an executive’s employment or engagement; (c) the executive’s willful and deliberate failure to perform his employment duties in any material respect; or (d) any other event the Boardwalk GP Board, in good faith, determines to constitute cause.

For outstanding UARs and Long-Term Cash Bonuses, in the cases of death or Disability, or in the case of awards granted prior to December 2011, involuntary termination of employment, the value of any then vested awards would be determined and paid at the time of termination. For the December, 2011 awards, in the case of retirement or change of control combined with a termination of employment as discussed above, the value of any then vested awards would be determined and paid on the original scheduled payment date. Other than as described above, unvested UARs or Long-Term Cash Bonuses would be forfeited upon termination of employment.

Strategic Long-Term Incentive Plan. The SLTIP requires a minimum distribution amount per common unit to be met prior to any payment with regard to a Phantom GP Unit, otherwise the Phantom GP Unit will be forfeited without payment. Since the minimum distribution amount for 2011 was achieved, the Phantom GP Units held by our Named Executive Officers would be eligible to receive accelerated vesting and payout upon certain events.

All unvested Phantom GP Units will become vested upon Boardwalk GP, LP’s change of control. The SLTIP defines a change of control as one or more of the following events: (a) any person or group, other than Boardwalk GP, LP’s affiliates, becomes the owner of 50% or more of Boardwalk GP, LP’s equity interests; (b) any person, other than Loews Inc. or its affiliates, becomes the general partner of Boardwalk GP, LP; or

(c) the sale or other disposition of all or substantially all of Boardwalk GP, LP’s, or its general partner, assets to any person that is not an affiliate of Boardwalk GP, LP or its general partner. As with the LTIP and UAR and Cash Bonus Plan, if the Phantom GP Units are subject to IRC section 409A, the change of control definition will be the meaning of such term as found in the treasury regulations with respect to IRC section 409A.

Unvested Phantom GP Units will also vest upon a participant’s death, Disability, retirement, or a termination of employment other than for cause. The award agreements define retirement as a termination on or after age 65 other than for cause (as defined below) or a termination of employment other than for cause, with the consent of the Boardwalk GP Board, on or after the age of 60. Cause is defined as above for UARs and Long-Term Cash Bonuses.

Paid Time Off (PTO). Upon any termination of employment, the Named Executive Officers would receive the remaining accrued paid time off that they accumulated during the year, if any.

Potential Payments Upon Termination or Change of Control Table

The following table represents our estimate of the amount each of our Named Executive Officers would have received upon the applicable termination or change of control event, if such event had occurred on December 31, 2011. The closing price of Boardwalk Pipeline Partner’s common units on the NYSE on December 31, 2011, $27.67, was used to calculate these amounts. The amounts that any Named Executive Officer could receive upon a termination of employment or a change of control cannot be determined with any certainty until an actual termination of employment or a change of control occurs. For purposes of the below table, we have assumed all salary and bonuses were paid current as of December 31, 2011, and excludes the LTIP awards (Phantom Common Units) that vested in December 2011 and were paid in January 2012. See Option Exercises and Stock Vested for further discussion. As noted above, Mr. Cody’s termination of employment occurred in the 2012 year and we would no longer be obligated to provide him with the benefits set forth below.

Potential Payments Upon Termination or Change of Control at December 31, 2011
Name	Plan Name	Change of Control (1) ($)	Termination Other than for Cause ($)	Termination for Cause, or Voluntary Resignation ($)	Retirement (2) ($)	Death or Disability ($)
Stanley C. Horton	UAR and Cash Bonus Plan (3)	4,359	—	—	—	103,390
	LTIP (4)	15,342	—	—	—	15,342
	PTO (6)	9,231	9,231	9,231	9,231	9,231

	Total	28,932	9,231	9,231	9,231	127,963

Rolf A. Gafvert	UAR and Cash Bonus Plan (3)	—	—	—	167,992	167,992
	SLTIP (5)	2,094,248	2,094,248	—	—	2,094,248
	PTO (6)	46,587	46,587	46,587	46,587	46,587

	Total	2,140,835	2,140,835	46,587	214,579	2,308,827

Jamie L. Buskill (7)	UAR and Cash Bonus Plan (3)	1,677	—	—	—	95,006
	LTIP (4)	5,901	—	—	—	5,901
	SLTIP (5)	1,005,239	1,005,239	—	—	1,005,239
	PTO (6)	7,500	7,500	7,500	7,500	7,500

	Total	1,020,317	1,012,739	7,500	7,500	1,113,646

Potential Payments Upon Termination or Change of Control at December 31, 2011
Name	Plan Name	Change of Control (1) ($)	Termination Other than for Cause ($)	Termination for Cause, or Voluntary Resignation ($)	Retirement (2) ($)	Death or Disability ($)
Brian A. Cody	UAR and Cash Bonus Plan (3)	1,006	—	—	—	94,335
	LTIP (4)	3,541	—	—	—	3,541
	SLTIP (5)	921,469	921,469	—	—	921,469
	PTO (6)	5,769	5,769	5,769	5,769	5,769

	Total	931,785	927,238	5,769	5,769	1,025,114

Michael E. McMahon	UAR and Cash Bonus Plan (3)	1,451	—	—	60,663	62,114
	LTIP (4)	4,130	—	—	—	4,130
	SLTIP (5)	879,584	879,584	—	—	879,584
	PTO (6)	9,173	9,173	9,173	9,173	9,173

	Total	894,338	888,757	9,173	69,836	955,001

(1)	The amounts listed under the Change of Control column will apply only in the event that the change of control definition for that particular plan has been triggered.
(2)	As of December 31, 2011, Messrs. Gafvert and McMahon were eligible for retirement as defined in the LTIP and UAR and Cash Bonus Plan award agreements (each as defined above). None of the Named Executive Officers were eligible for retirement as defined in the SLTIP. The determination of amounts to be paid and the timing of payments applicable to awards under the UAR and Cash Bonus Plan would not be affected by an event of retirement.
(3)	UAR and Cash Bonus Plan amounts were determined by multiplying the prorated number of unvested UARs each executive held on December 31, 2011, by the value obtained using the plan formula, and adding the prorated amount of Long-Term Cash Bonuses that would become vested and payable. The assumed proration factors at December 31, 2011, were 0.016 for awards issued in December, 2011, 0.20 for awards made in June, 2011 and 0.35 for awards issued in 2010. No cash distributions were paid on behalf of Boardwalk Pipeline Partners common units during the period the UARs granted in December, 2011 were outstanding, therefore no DER Adjustment was applied to the exercise price for those awards. The DER Adjustment through December 31, 2011 applicable to each UAR granted in June, 2011 and in 2010 was $1.0525 and $2.095, respectively. For the UARs granted in December, 2011, June, 2011 and in 2010, the excess of the closing price of Boardwalk Pipeline Partners common units on December 31, 2011 over the exercise price reduced by the applicable DER Adjustment, was $0.37, zero and zero, respectively. These resulting amounts were below the UAR Caps of zero, $12.67 and $15.76 applicable to the December, 2011, June, 2011 and 2010 grants, respectively. As of December 31, 2011, Messrs. Horton, Gafvert, Buskill, Cody and McMahon held 111,512, zero, 15,475, 9,285 and 10,832 UARs which were granted in 2011 and zero, 59,886, 33,270, 33,270 and 21,625 UARs which were granted in 2010. Messrs. Horton, Gafvert, Buskill, Cody and McMahon held Long-Term Cash Bonuses of $258,000, $270,000, $150,000, $150,000 and $97,500, respectively.
(4)	LTIP amounts were determined by multiplying the prorated number of unvested Phantom Common Units each executive held on December 31, 2011, by the value of Boardwalk Pipeline Partners common units on that date, or $27.67. The assumed proration factor at December 31 was 0.016 for the outstanding awards. As of December 31, 2011, Messrs. Horton, Gafvert, Buskill, Cody and McMahon held Phantom Common Units of 35,714, zero, 13,736, 8,242 and 9,615, respectively. No cash distributions were paid on behalf of Boardwalk Pipeline Partners common units during the period these Phantom Common Units were outstanding, therefore no amounts were credited to the DERs associated with these awards through December 31, 2011.
(5)

SLTIP amounts were determined by multiplying the number of unvested Phantom GP Units each executive held on December 31, 2011, by the value of each GP unit on that date based upon full vesting of outstanding awards and valued using the plan formula value assuming cash distributions made by the Boardwalk Pipeline Partners to its general partner for the four consecutive quarters ending on December 31, 2011, of $32.1 million and an implied yield on Boardwalk Pipeline Partners common units of 7.66% at December 31, 2011. As of December 31, 2011, Messrs. Gafvert, Buskill, Cody and McMahon held 50, 24, 22 and 21 Phantom GP Units, respectively.
(6)	Includes earned but unused paid time off at December 31, 2011. In order to receive PTO payments upon retirement, the employee must have provided us with at least a six month notice prior to the termination of his employment.
(7)	Mr. Buskill would also be entitled to receive payment under the SRP six months after termination for any reason, which amounts are reported in the Pension Benefits table.

Director Compensation

Each of the directors of our general partner are also employees of us or one of our affiliates, thus they do not receive additional compensation for their service on our board of directors. The compensation that Messrs. Horton and McMahon receive as employees can be found in the Summary Compensation Table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of November 23, 2012, all of the limited partnership interests in us were held by Boardwalk Pipelines, which is a wholly-owned subsidiary of Boardwalk Pipeline Partners.

The following table sets forth information with respect to the ownership as of November 23, 2012 for (a) each person known by us to beneficially own more than a 5% equity interest in Boardwalk Pipeline Partners, (b) each member of our board of directors, (c) each of our named executive officers, and (d) all of our executive officers and directors as a group. Unit amounts indicated below reflect beneficial ownership, through Boardwalk Pipeline Partners, by such entities or individuals of the equity interests in us.

Name of Beneficial Owner	Common Units Beneficially Owned		Percentage of Common Units Beneficially Owned (1)	Class B Units Beneficially Owned	Percentage of Class B Units Beneficially Owned (1)	Percentage of Total Limited Partner Units Beneficially Owned
5% Unitholders
BPHC	102,719,466		49%	22,866,667	100%	54%
Loews (2)	102,719,466		49%	22,866,667	100%	54%
Named Executive Officers and Directors
Stanley C. Horton	2,000	(3)	—	—	—	*
Jamie L. Buskill	—		—	—	—	—
Michael E. McMahon	—		—	—	—	—

All officers and directors as a group	2,000		*	—	—	*

*	Represents less than one percent.
(1)	As of November 23, 2012, Boardwalk Pipeline Partners had 207,707,134 common units and 22,866,667 class B units issued and outstanding.
(2)	Loews is the parent company of BPHC and may, therefore, be deemed to beneficially own the units held by BPHC. The address of BPHC is 9 Greenway Plaza, Suite 2800, Houston, TX 77046. The address of Loews is 667 Madison Avenue, New York, New York 10065. Boardwalk GP, LP, an indirect, wholly-owned subsidiary of BPHC, also holds the 2% general partner interest and all of Boardwalk Pipeline Partners’ incentive distribution rights (IDRs). Including the general partner interest but excluding the impact of the IDRs, Loews indirectly owns approximately 55% of Boardwalk Pipeline Partners’ total ownership interests.
(3)	2,000 units are owned by Mr. Horton’s spouse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are a Delaware limited partnership wholly owned (directly and indirectly) by Boardwalk Pipelines, which is wholly owned (directly and indirectly) by Boardwalk Pipeline Partners.

Management and Ownership

Our general partner has a board of directors which is appointed by Boardwalk Pipelines, as its sole member. Boardwalk Pipelines’ general partner is managed by the master partnership as its sole member. In turn, the master partnership is managed by its general partner, Boardwalk GP, LP, a Delaware limited partnership (Boardwalk GP). As a limited partnership, Boardwalk GP does not have a board of directors and is managed by its general partner, Boardwalk GP, LLC, a Delaware limited liability company, or BGL. BGL has a board of directors. Loews indirectly owns 100% of the equity interests in BGL and Boardwalk GP through its wholly-owned subsidiary BPHC. Boardwalk Pipelines is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including overhead allocated to us by Loews consistent with accounting and cost allocation methodologies generally permitted by FERC for rate-making purposes and past business practices.

Cash Management Program

We participate in a cash management program to the extent permitted under FERC regulations. Under the cash management program, depending on whether we have short-term cash surpluses or cash requirements, Boardwalk Pipelines either provides cash to us or we provide cash to Boardwalk Pipelines. At September 30, 2012, the advances due Gulf South from Boardwalk Pipelines totaled $64.7 million. The interest rate on intercompany demand notes is compounded monthly based on LIBOR plus one percent and is adjusted quarterly.

Services Agreements

Boardwalk Pipelines and Loews provide a variety of corporate services to us under services agreements. Services provided by Loews include, among others, information technology, tax, risk management, internal audit and corporate development services. Loews charges us based on the actual time spent by Loews personnel performing these services, plus related expenses. For the nine months ended September 30, 2012, Boardwalk Pipelines charged us $5.6 million for these services.

In December 2011, HP Storage acquired Petal, Hattiesburg Gas Storage Company and related entities for approximately $550.0 million in cash. We operate the assets of HP Storage pursuant to an operating agreement between HP Storage and us. For the nine months ended September 30, 2012, we charged HP Storage $1.9 million for these services.

Related Party Leases

In the ordinary course of our and their business, we, Gulf Crossing and Texas Gas each lease capacity or contract for capacity on the other’s interstate pipeline system.

Please see Note 8 to our unaudited financial statements and Note 12 to our audited financial statements contained elsewhere in this prospectus for more information regarding our related party transactions.

THE EXCHANGE OFFER

General

Concurrently with the closing of the old notes offering on June 12, 2012, we entered into the Registration Rights Agreement with the initial purchasers of the old notes that requires us to file a registration statement under the Securities Act with respect to the new notes and, upon the effectiveness of the registration statement, to offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of new notes.

The Registration Rights Agreement provides that we must (a) use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective by the SEC under the Securities Act on or prior to 360 days after the closing of the offering of the old notes, (b) commence the Exchange Offer promptly after the registration statement is declared effective by the SEC and (c) use our commercially reasonable efforts to consummate the Exchange Offer not later than 30 business days, or longer, if required by the federal securities laws, after the effective date of the registration statement.

A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the Exchange Offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the new notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the Exchange Offer, a holder must represent to us, among other things, that:

•	the new notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such new notes, whether or not such person is a holder;

•

neither the holder nor, to the knowledge of such holder, any other person is engaged in or intends to participate in a distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

•

neither such holder nor, to the knowledge of such holder, any other person receiving new notes from such holder has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

•

neither such holder nor, to the knowledge of such holder, any other person receiving new notes from such holder is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act or, if such Person is an “affiliate,” that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•

if the holder is a broker-dealer, such holder will receive the new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that such holder will deliver a prospectus (or, to the extent permitted by law, make available a prospectus) in connection with any resale of such new notes.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the new notes issued in the Exchange Offer may be offered for resale, resold and otherwise transferred by the holder of new notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the new notes other than in the ordinary course of the holder’s business;

•	has an arrangement or understanding with any person to engage in the distribution of the new notes; or

•	is prohibited by any law or policy of the SEC from participating in the Exchange Offer.

Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the new notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new note. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City Time on Expiration Date. We will issue $2,000 in principal amount of new notes in exchange for each $2,000 principal amount of old notes accepted in the Exchange Offer. Holders may tender some or all of their old notes pursuant to the Exchange Offer. Old notes may be tendered only in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

The new notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes. As of the date of this prospectus, $300.0 million in aggregate principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

Holders who tender old notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the Exchange Offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date shall be 5:00 p.m., New York City Time, on January 22, 2013, unless we, in our sole discretion, extend the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended. We reserve the right, in our sole discretion:

•	to extend the Exchange Offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied or waived, to terminate the Exchange Offer, or

•

to amend or modify the terms of the Exchange Offer in any manner or waive any conditions to the Exchange Offer. In the event of a material modification, including the waiver of a material condition, we will extend the offer, if necessary so that at least five business days remain after notice of the amendment and before the Expiration Date.

In order to extend the Exchange Offer, we will notify the Exchange Agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m. New York City Time on such date.

During any extension of the Exchange Offer and consent solicitation, all old notes previously validly tendered and not validly withdrawn will remain subject to the Exchange Offer. Any waiver, amendment or modification of the Exchange Offer will apply to all old notes previously validly tendered and not validly withdrawn.

Procedures for Tendering

When the holder of old notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

General. If you wish to participate in the Exchange Offer, you must validly tender (and not validly withdraw) your old notes to the Exchange Agent at or prior to the Expiration Date in accordance with the procedures described below. In order to meet this deadline, custodians and clearing systems may require you to act on a date prior to the Expiration Date. Additionally, they may require further information in order to process all requests to tender. Holders are urged to contact their custodians and clearing systems as soon as possible to ensure compliance with their procedures and deadlines.

The method of delivery of the old notes, the letter of transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder. Where applicable, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Exchange Agent at or prior to the Expiration Date. Do not send the letter of transmittal or any old notes to anyone other than the Exchange Agent.

If you have questions regarding tender or consent procedures or require additional copies of this prospectus or the letter of transmittal, please contact the Exchange Agent. Contact information for the Exchange Agent are set forth below under the heading “—Exchange Agent.” Holders whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee can also contact such custodial entity for assistance in tendering their old notes.

Valid Tender of Old Notes. If you are a holder of old notes and you wish to tender your old notes for exchange pursuant to the Exchange Offer, on or prior to the Expiration Date you must:

(1) agree to be bound by the terms of the Exchange Offer by transmitting either:

•

a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the Exchange Agent at the address set forth below under the heading “—Exchange Agent”; or

•

a computer-generated message transmitted by means of DTC’s ATOP, as described below, and received by the Exchange Agent in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

(2) deliver the old notes to the Exchange Agent by either:

•	transmitting a timely confirmation of book-entry transfer of your old notes into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described below; or

•	if the old notes are held in physical form, delivering the old notes to the Exchange Agent as described below.

Delivery of Physical Letter of Transmittal. You may transmit your acceptance of the terms of the Exchange Offer by delivering a properly completed and duly executed physical letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the Exchange Agent at the address set forth below under the heading “—Exchange Agent”.

Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the

Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the old notes tendered thereby are tendered (i) by a holder of old notes (or by a participant in DTC whose name appears on a security position listing as the owner of such old notes) who has not completed the box entitled “Special Delivery Instructions” on the letter of transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of FINRA or a commercial bank or trust company having an office or correspondent in the United States.

Delivery of Letter of Transmittal Through ATOP. In lieu of physically completing and executing the letter of transmittal and delivering it to the Exchange Agent, DTC participants that have the old notes credited to their DTC account and held of record by DTC’s nominee may electronically transmit their acceptance of the Exchange Offer through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Exchange Offer and send an agent’s message to the Exchange Agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Exchange Agent, which states that DTC has received an express acknowledgement from you that you have received the Exchange Offer documents and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you.

Delivery of documents to DTC does not constitute delivery to the Exchange Agent. If you desire to tender your old notes through DTC, you must allow sufficient time for completion of the ATOP procedures during the normal procedures of DTC. We will have the right, which may be waived, to reject the defective tender of old notes as invalid and ineffective.

Holders whose old notes are held by DTC should be aware that DTC may have deadlines earlier than the Expiration Date for the Exchange Offer. Accordingly, such holders are urged to contact DTC as soon as possible.

Book-Entry Delivery of Old Notes. The Exchange Agent has or will establish an account with respect to the old notes at DTC for purposes of the Exchange Offer, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the old notes may make book-entry delivery of old notes by causing DTC to transfer the old notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedure for transfer.

Delivery of Old Notes Held in Physical Form. We do not believe any old notes exist in physical form. If you believe you hold old notes in physical form, please contact the Exchange Agent regarding procedures for participating in the Exchange Offer. Any old notes in physical form must be tendered using a physical letter of transmittal and such old notes must be delivered to the Exchange Agent at its address set forth below under the heading “—Exchange Agent.”

Tendering with Respect to Old Notes Held Through a Custodian. Any holder whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes should contact such custodial entity promptly and instruct such custodial entity to tender the old notes and deliver consents on such holder’s behalf.

A custodial entity cannot tender old notes on behalf of a holder of old notes without such holder’s instructions. Holders whose old notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such nominee may have deadlines earlier than the Expiration Date. Accordingly, such holders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their old notes as soon as possible in order to learn of the applicable deadlines of such nominees.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered old notes pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of any old notes determined by us not to be in proper form, or if the acceptance of or exchange of such old notes may, in the opinion of our counsel, be unlawful or result in a breach of contract. A waiver of any defect or irregularity with respect to the tender of one old note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other old note. Notwithstanding the foregoing, we do not expect to treat any holder of old notes differently from other holders to the extent they present the same facts or circumstances.

Your tender of old notes will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. None of us, the Exchange Agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any old notes, or will incur any liability for failure to give any such notification. As described below under “—Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer,” upon satisfaction or waiver of all of the conditions to the Exchange Offer, we will accept, promptly after the Expiration Date, all old notes validly tendered that have not been validly withdrawn and will issue new notes registered under the Securities Act in exchange for the tendered old notes promptly after the Expiration Date.

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the Exchange Offer, and assuming we do not otherwise terminate the Exchange Offer, we will accept, promptly after the Expiration Date, all old notes validly tendered that have not been validly withdrawn and will issue new notes registered under the Securities Act in exchange for the tendered old notes prompty after the Expiration Date. For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the Registration Rights Agreement. If any tendered old notes are not accepted for any reason described in the terms and conditions of the Exchange Offer, such unaccepted old notes will be returned to the tendering holder at our expense promptly after the expiration or termination of the Exchange Offer. Any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC or, if the tendered old notes are held in physical form, by delivering the withdrawn or unaccepted old notes to the tendering holder. Under no circumstances will we be required to accept old notes for exchange that have not been validly tendered in accordance with the procedures set forth in this prospectus. See “—Procedures for Tendering.”

For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered old note. New notes will be delivered in book-entry form by deposit with DTC. DTC will transmit the new notes to holders in accordance with its procedures. Registered holders of new notes issued in the Exchange Offer on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from the issue date of the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the Exchange Offer. Under the Registration Rights Agreement, we may be required to make payments of additional interest to the holders of the old notes under circumstances relating to the timing of the Exchange Offer.

Withdrawal of Tenders

Tenders of old notes may be validly withdrawn at any time prior to the expiration of the Exchange Offer. For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal, or a properly transmitted “request message” through ATOP, must be received by the Exchange Agent prior to the Expiration Date at its address set forth below under “—Exchange Agent.” Any such written or facsimile-transmitted notice must:

•	specify the name of the tendering holder of old notes;

•	bear a description of the old notes to be withdrawn;

•	specify, in the case of old notes tendered by physical delivery of certificates, the certificate numbers shown on the particular certificates evidencing those old notes;

•	specify the aggregate principal amount represented by those old notes;

•

specify, in the case of old notes tendered by physical delivery of certificates for those old notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes;

•	specify, in the case of old notes tendered by physical delivery of certificates for those old notes, mailing instructions for the return of such notes to the tendering holder; and

•

be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal and consent, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those old notes.

Any withdrawn old notes will be credited to the tendering holder’s account at DTC or, if the withdrawn old notes are held in certificated form, will be returned to the tendering holder at our expense. Withdrawal of tenders of old notes may not be rescinded, and any old notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer. Validly withdrawn old notes may, however, be re-tendered by again following the procedures described in “—Procedures for Tendering” on or prior to the expiration of the Exchange Offer.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any withdrawal of old notes pursuant to the procedures described above, and the form and validity (including time of receipt) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. None of us, the Exchange Agent or any other person or entity is under any duty to give notification of any defects or irregularities in any withdrawal of any old notes, or will incur any liability for failure to give any such notification.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, we will not be required to deliver any new notes, and we may terminate the Exchange Offer or, at our option, modify, extend or otherwise amend the Exchange Offer, if we determine, in our reasonable judgment, that (i) the Exchange Offer violates applicable law or any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the Exchange Offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the Expiration Date of the Exchange Offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date of the Exchange Offer.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for those old notes, if at such time the registration statement of which this prospectus forms a part has not been declared effective by the SEC, or if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the

Indenture under the Trust Indenture Act of 1939. In any of those events we are required to use commercially reasonable efforts to have the registration statement of which this prospectus forms a part be declared effective by the SEC and obtain the withdrawal of any stop order at the earliest possible moment, as applicable.

Consequences of Not Tendering

Old notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes relating to the old notes. After the completion of the Exchange Offer, we will have no further obligation to provide for the registration under the Securities Act of those old notes except in limited circumstances with respect to specific types of holders of old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the Exchange Agent. The Bank of New York Mellon Trust Company, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the Exchange Agent addressed as follows:

By Registered and Certified Mail, Overnight Courier, Regular Mail and Hand Delivery:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations—Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Christopher Landers

Telephone: 315-414-3362

Facsimile: 732-667-9408

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by us and will include fees and expenses of the Exchange Agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the new notes are substantially identical to those of the old notes. The expenses of the Exchange Offer will be amortized over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Notes due 2015

At November 23, 2012, we had outstanding $275.0 million aggregate principal amount of 5.05% notes due 2015, issued in January 2005. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants restricting our ability to engage in certain activities, including without limitation:

•	restrictions on incurring secured indebtedness, subject to certain exceptions, unless the 5.75% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, merger and sales of assets.

The new notes offered hereby will have substantially similar covenants.

Notes due 2017

At November 23, 2012, we had outstanding $275.0 million aggregate principal amount of 6.30% notes due 2017, issued in August 2007. Interest on these notes is payable semiannually on February 15 and August 15. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing our 5.05% notes due 2015 noted above.

Notes due 2022

At November 23, 2012, we had outstanding $300.0 million aggregate principal amount of 4.000% notes due 2022, issued in June 2012. Interest on these notes is payable semiannually on June 15 and December 15. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing our 5.05% notes due 2015 noted above.

Credit Facility

We and our affiliates, Boardwalk Pipelines, Texas Gas, Gulf Crossing, HP Storage and Midstream, maintain a $1.0 billion revolving credit facility. Under the credit facility, which the master partnership has guaranteed, we may borrow funds up to an applicable sub-limit of $200.0 million as of August 7, 2012, which may be increased or decreased by Boardwalk Pipelines from zero to $1.0 billion, provided that the aggregate of all sub-limits cannot exceed $1.0 billion. Each of Boardwalk Pipelines, Texas Gas, Gulf Crossing, HP Storage, Midstream and us (or, the “Borrowers”) are severally liable for the amount it has borrowed under the credit facility. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over the LIBOR or a base rate defined as the greater of the prime rate; the Federal funds rate plus 50 basis points; or the one month Eurodollar Rate plus 1.0%. As of November 23, 2012, we had no borrowings outstanding under this facility.

Prepayments. The Borrowers are allowed to prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs).

Interest. Interest on amounts drawn under the credit facility will be payable at a floating rate equal to an applicable spread per annum over the LIBOR or the Base Rate, as defined in the credit agreement.

Conditions. The Borrowers’ ability to borrow amounts under the revolving credit facility is subject to the execution of customary documentation relating to the facility, including satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents.

Financial Covenant. The credit agreement requires that each of the master partnership and the Borrowers respectively maintain a minimum ratio, as of the last day of each fiscal quarter, of Consolidated Total Debt to Consolidated EBITDA (as defined in the credit agreement), measured for the preceding twelve months, of not more than 5.00 to 1.00. If the master partnership, a Borrower or their subsidiaries completes an acquisition having a purchase price of $100.0 million or more that otherwise meets the conditions for a qualifying acquisition under the credit facility, the leverage ratio for such party increases to 5.50 to 1.00 for a period of three consecutive fiscal quarters immediately following the consummation of the acquisition.

Negative Covenants. The credit agreement prohibits the Borrowers from declaring dividends or distributions if any default or event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, the credit agreement contains covenants limiting the ability of the master partnership, the Borrowers and their subsidiaries to, among other things:

•	incur or guarantee indebtedness;

•	make certain negative pledges and grant certain liens;

•	make certain restricted payments on subordinated debt;

•	make certain loans, acquisitions and investments;

•	make any material changes to the nature of its business; or

•	enter into a merger, consolidation or sale of assets.

Events of Default. If an event of default exists under the revolving credit facility with respect to any Borrower, the lenders will be able to terminate the credit facility and accelerate the maturity of all outstanding loans, even those of the other non-defaulting Borrowers, as well as exercise other rights and remedies. Each of the following will be an event of default under the credit facility:

•	failure by a Borrower to pay any principal, interest, fees, expenses or other amounts when due;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure by a Borrower to perform or otherwise comply with the covenants in the credit facility or other loan documents, subject to certain grace periods;

•

default by a Borrower or an affiliate of a Borrower on the payment of any other indebtedness in excess of $25.0 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

•	bankruptcy or insolvency events involving a Borrower or an affiliate of a Borrower;

•	the entry of, and failure to pay, one or more adverse judgments in excess of a specified amount against which enforcement proceedings are brought or that are not stayed pending appeal;

•	a change in control of the master partnership or a Borrower;

•	the invalidity or unenforceability of any material provision in the credit agreement or related documents; and

•	the occurrence of certain events with respect to employee benefit plans subject to ERISA.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” References to the “notes” in this section of the prospectus include both the old notes issued on June 12, 2012 and the new notes, unless the context otherwise requires.

The new notes will be issued and the old notes were issued pursuant to an indenture dated June 12, 2012 between us and The Bank of New York Mellon Trust Company, N.A., as Trustee (the Indenture).

The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (or the TIA).

The following description of the notes is a summary of the material provisions of the related Indenture. It does not restate the related Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the notes. Copies of the Indenture are available as indicated below under “—Additional Information.”

If the Exchange Offer contemplated by this Prospectus is consummated, holders of old notes who do not exchange those notes for new notes in the Exchange Offer will vote together with holders of new notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount of notes have given any notice, consent or waiver or taken any other action permitted under the Indenture, any old notes that remain outstanding after the Exchange Offer will be aggregated with the new notes, and the holders of such old notes and the new notes will vote together as a single class for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the exchange offer for the old notes is consummated, such percentages in aggregate principal amount of the old notes and the new notes then outstanding.

The Notes

General

The notes are our senior unsecured obligations and rank pari passu with all of our existing and future unsubordinated and unsecured obligations, including our $275.0 million of 5.05% notes due 2015, $275.0 million of 6.30% notes due 2017, $300.0 million of our 4.000% notes due 2022 and any of our borrowings under the $1.0 billion revolving credit facility. As of September 30, 2012, we had $845.3 million of debt outstanding, all of which was senior and unsecured. We had no borrowings outstanding under our applicable sub-limit of the revolving credit facility as of September 30, 2012.

We issued the old notes with an aggregate principal amount of $300.0 million. However, we may “reopen” this series of notes and issue an unlimited principal amount of additional notes in the future without the consent of the Holders of the then outstanding notes. Any such additional notes will have the same terms and conditions as the previously outstanding notes in all respects, except for the issue date and issue price. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes. In addition, the Indenture does not limit the amount of other series of notes, debentures or other evidences of indebtedness that may be issued by us.

The notes will be issued in a minimum denomination of $2,000 and in integral multiples of $1,000 in excess thereof, will bear interest from June 12, 2012 at the rate of 4.000% per annum and will mature on June 15, 2022. Interest is payable semi-annually on June 15 and December 15, beginning on December 15, 2012, to the Holders of record of the notes on the preceding June 1 and December 1, respectively. Interest on overdue principal and interest will accrue at the applicable interest rate on the notes. The notes will be issued in book-entry form.

Optional Redemption

The notes will be redeemable in whole or in part, at our option, at any time and from time to time prior to March 17, 2022 (the date that is 90 days prior to the maturity date) at a redemption, or “make-whole,” price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined below, plus 37.5 basis points, plus accrued interest thereon to the date of redemption.

The notes will be redeemable in whole or in part, at our option, at any time and from time to time on or after March 17, 2022 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to the redemption date.

If less than all of the notes are to be redeemed, the Trustee shall select the notes or portions of the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee shall deem appropriate and fair; provided that, if at the time of redemption such notes are in global form, the depositary will determine, in accordance with its procedures, the principal amount of such notes held by each beneficial owner to be redeemed. The Trustee may select for redemption only notes and portions of notes in multiples of $1,000.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or the portions thereof called for redemption.

Sinking Fund

The notes will not be subject to a sinking fund.

Trustee

The Bank of New York Mellon Trust Company, N.A. will act as trustee, paying agent and registrar with respect to the notes.

Certain Covenants

Limitation on Liens. Subject to certain exceptions, we will not, nor will we permit any Subsidiary to, issue, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (or mortgage) of, or upon, any of our property or any property of such Subsidiary without effectively providing that the notes shall be equally and ratably secured with such Indebtedness. Among the exceptions are (1) purchase money mortgages; (2) preexisting mortgages on any property acquired by us or a Subsidiary and mortgages on any property acquired or constructed by us or a Subsidiary and created within one year after completion of such acquisition or construction; (3) mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction; (4) mortgages on property of a Subsidiary existing at the time it became our Subsidiary or existing on property at the time of acquisition thereof; and (5) other mortgages not permitted by the Indenture in an aggregate amount which, at the time of incurrence and together with the total consolidated Attributable Debt in respect of sale and lease-back transactions permitted by clause (a) of the covenant described under the caption “—Limitation on Sale and Lease-Back Transactions” below, does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions. We will not, nor will we permit any Subsidiary to, sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement, unless (a) the lessee would be entitled to incur Indebtedness secured by a mortgage on such Principal Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the notes or (b) we retire Funded Indebtedness or cause Funded Indebtedness to be retired, in either case in an amount equal to the amount of the net proceeds of such sale, within 90 days of the effective date of such sale and lease-back transaction. This limitation will not apply to sale and lease-back transactions (1) relating to industrial development or pollution control financing or (2) involving only us and any Subsidiary or Subsidiaries, nor will such transactions be included in any computation of Attributable Debt. Notwithstanding the foregoing, we and our Subsidiaries may enter into sale and lease-back transactions so long as, at the time of such transactions and together with mortgages incurred pursuant to clause (5) of the covenant described under the caption “—Limitation on Liens” above, the total consolidated Attributable Debt in respect of such transactions does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Consolidation, Merger, Conveyance of Assets. We will not consolidate with or merge into any other Person or convey, transfer, or lease our properties and assets substantially as an entirety to any Person, unless (a) the Person formed by such consolidation, into which we are merged or that acquires such assets shall be organized or existing under the laws of the United States, any state of the United States or the District of Columbia, (b) such Person shall expressly assume our obligations under the Indenture and the notes and (c) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Event Risk. Except for the covenants described under the captions “—Limitations on Liens” and “—Limitations on Sale and Lease-Back Transactions” described above, the Indenture and the notes do not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us.

Reports. We are temporarily subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to suspend our reporting obligations under the Exchange Act as soon as permitted. At such time as we are not required to file with the Securities and Exchange Commission, we shall continue to provide the Trustee and Holders of notes with (1) the information regarding our business required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and (2) within 90 days after the end of each fiscal year, audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet, and within 60 days of the end of each of the first three fiscal quarters, unaudited interim balance sheets as of the end of the most recent fiscal quarter and unaudited interim statements of income and cash flows for the period between the latest audited balance sheet and the most recent interim balance sheet provided, and for the corresponding period of the preceding fiscal year.

Events of Default

In general, an Event of Default with respect to the notes is defined under the Indenture as being:

(a) default in payment of any principal of the notes, either at maturity, upon any redemption, by declaration, or otherwise;

(b) default for 30 days in payment of any interest on any notes unless otherwise provided;

(c) default for 60 days (or 180 days in the case of a Reporting Failure) after written notice in the observance or performance of any covenant or warranty in the Indenture;

(d) either (1) default in payment of any Indebtedness of us or any Subsidiary within any applicable grace period after final maturity or (2) the acceleration of any Indebtedness of us or any Subsidiary by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25.0 million; or

(e) certain events of bankruptcy, insolvency, or reorganization of us or any Significant Subsidiary;

provided, however, that the occurrence of any of the events described in the foregoing clause (c) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which the Indenture is executed and a certificate to such effect is delivered to the Trustee by our independent public accountants.

In general, the Indenture provides that if an Event of Default described in clauses (a), (b), (c) or (d) above occurs, either the Trustee or the Holders of not less than 25 percent of the aggregate principal amount of the outstanding notes may declare the entire principal of all such notes and interest accrued thereon to be due and payable immediately. If an Event of Default due to certain events of bankruptcy, insolvency and reorganization of us or any Significant Subsidiary occurs and is continuing, the entire principal of all of such notes and interest accrued thereon will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders. After any such declaration or acceleration, upon certain conditions such declaration or acceleration may be annulled and past defaults (other than a continuing default in payment of principal of, or premium, if any, or interest on, such notes) may be waived with respect to such notes by the Holders of a majority of the aggregate principal amount of such notes.

The Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, will be entitled to indemnification by the Holders that is satisfactory to it before proceeding, at the request of such Holders, to exercise any right or power under the Indenture. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of a majority of the aggregate principal amount of the outstanding notes may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

In general, the Indenture provides that no Holder may institute any action against us under the Indenture (except actions for payment of principal or interest on or after the due date provided) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent of the aggregate principal amount of the outstanding notes shall have requested the Trustee to institute such action and shall have offered the Trustee indemnity satisfactory to it and the Trustee shall not have instituted such action within 60 days of such request and shall not have received direction inconsistent with such written request by the Holders of a majority of the aggregate principal amount of the notes outstanding.

The Indenture contains a covenant that we will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance, and Covenant Defeasance

We are permitted to discharge or defease our obligations under the Indenture (except as to surviving rights of registration of transfer or exchange of the notes and as otherwise specified in the Indenture) as set forth below.

Under terms satisfactory to the Trustee, we may discharge certain obligations to Holders of notes that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations (as defined in the Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such notes.

We may also, upon satisfaction of the conditions listed below, discharge certain obligations to Holders of the notes at any time (or defeasance). Under terms satisfactory to the Trustee, we may instead be released with respect to the notes from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions and consolidations, mergers, and conveyances of assets, and may omit to comply with such covenants without creating an Event of Default (or covenant defeasance). Defeasance or covenant defeasance may be effected only if, among other things:

(1) we irrevocably deposit with the Trustee cash or United States Government Obligations as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes; and

(2) we deliver to the Trustee an opinion of counsel to the effect that the Holders of the notes will not recognize income, gain, or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the United States Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law).

Modification of the Indenture

The Indenture provides that we and the Trustee may amend or supplement the Indenture without the consent of the Holders to, in general:

(a) secure any notes;

(b) evidence the assumption by a successor Person of our obligations;

(c) add further covenants for the protection of the Holders of the notes;

(d) cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of the Holders of the notes; and

(e) evidence the acceptance of appointment by a successor trustee;

provided that such amendment or supplement conforms to the provisions of the TIA.

The Indenture also contains provisions permitting us and the Trustee, with the consent of the Holders of not less than the majority of the aggregate principal amount of the outstanding notes to, in general, add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the notes governed by the Indenture; provided that such changes conform to the provisions of the TIA, and provided that we and the Trustee may not, without the consent of each Holder of outstanding notes:

(1) extend the final maturity of the principal of the notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof, change the currency in which the principal thereof or interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on any notes when due; or

(2) reduce the aforesaid percentage in principal amount of the notes outstanding, the consent of the Holders of which is required for any such modification.

No Personal Liability

None of Boardwalk Pipelines, the master partnership, its general partner, or any of their or our directors, officers, employees, members or unitholders will have any liability for our obligations under the Indenture or the notes. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes.

Additional Information

You may obtain a copy of the Indenture without charge by writing to Gulf South Pipeline Company, LP, c/o Boardwalk Pipeline Partners, LP, 9 Greenway Plaza, Suite 2800, Houston, Texas 77046, Attention: Investor Relations, or by calling (866) 913-2122.

Certain Definitions

Certain terms defined in the Indenture and used herein are summarized as follows:

“Attributable Debt” means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Consolidated Funded Indebtedness” means the aggregate of all outstanding Funded Indebtedness of us and our consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

“Funded Indebtedness” means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

“Holder” means, in general, a Person in whose name a note is registered, or, if not registered, the bearer thereof.

“Indebtedness” means indebtedness that is for money borrowed from others.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any natural gas pipeline, gathering or storage property or facility, or natural gas processing plant located in the United States, except any such property that in the opinion of our board of directors is not of material importance to the total business conducted by us and our consolidated Subsidiaries; provided, however, that “Principal Property” shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

“Reference Treasury Dealer” means each of Barclays Capital Inc. and J.P. Morgan Securities LLC. If any of the Reference Treasury Dealers resigns, the successor dealer shall be a primary U.S. Government securities dealer in the City of New York (a “Primary Treasury Dealer”) selected by us.

“Reporting Failure” means our failure to file with the Trustee (a) within 90 days after the end of each fiscal year, audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet or (b) within 60 days of the end of each of the first three fiscal quarters, unaudited interim balance sheets as of the end of the most recent fiscal quarter and unaudited interim statements of income and cash flows for the period between the latest audited balance sheet and the most recent interim balance sheet provided, and for the corresponding period of the preceding fiscal year.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of ours within the meaning of rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Trustee” means The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture, or any successor trustee thereunder.

BOOK ENTRY, DELIVERY AND FORM

The notes initially will be represented by one or more permanent global notes in registered form without interest coupons (the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

The Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in registered, certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of their respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system.

Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are JPMorgan Chase Bank for Euroclear, and Citibank, N.A. for Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of us, the Trustee or any agent of ours or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of each of Euroclear and Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note to or from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee or any agent of ours or the Trustee will have any responsibility for the performance by DTC, Euroclear, Clearstream, or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, which we refer to as certificated notes, if:

(1) DTC notifies us that it (a) is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the certificated notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate, in the form provided in the Indenture, to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain U.S. federal income tax consequences relevant to the exchange of old notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of notes. Some holders, including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, U.S. persons whose functional currency is not the U.S. dollar, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction may be entitled to special rules not discussed below.

We recommend that each holder consult its own tax advisor as to the particular tax consequences of exchanging such holder’s old notes for new notes, including the applicability and effect of any foreign, state, local or other tax laws or estate or gift tax considerations.

The exchange of old notes for new notes will not be an exchange or otherwise a taxable event to a holder for U.S. federal income tax purposes. Accordingly, a holder will not recognize gain or loss upon receipt of a new note in exchange for an old note in the exchange, and the holder will have the same basis and holding period in the new note as it had in the corresponding old note immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, or rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such employee benefit plan, plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. In considering an investment in the notes with a portion of the assets of any Plan, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the acquisition and holding of the notes are U.S. Department of Labor prohibited transaction class exemption (“PTCE”) 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Representation

To address the above concerns, the notes may not be purchased by or transferred to any investor unless such investor makes the representations contained in the “Letter of Transmittal,” which are designed to ensure that the acquisition of the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the acquisition and holding of the notes.

PLAN OF DISTRIBUTION

You may transfer new notes issued under the Exchange Offer in exchange for the old notes if:

•	you acquire the new notes in the ordinary course of your business;

•

you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such new notes in violation of the provisions of the Securities Act; and

•

you are not our “affiliate” (within the meaning of Rule 405 under the Securities Act) or, if you are an “affiliate,” you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and.

Each broker-dealer that receives new notes for its own account pursuant to the Exchange Offer in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

If you wish to exchange new notes for your old notes in the Exchange Offer, you will be required to make representations to us as described in “The Exchange Offer—Purpose and Effect of the Exchange Offer” and “The Exchange Offer—Procedures for Tendering—Your Representations to Us” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time on one or more transactions in any of the following ways:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the Exchange Offer in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We agreed to provide sufficient copies of the latest version of this prospectus to broker-dealers promptly upon request at any time during the period ending on the earlier of (i) 180 days from the date on which the Registration

Statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. Furthermore, we agreed to use our commercially reasonable efforts to amend or supplement this prospectus during such period if so requested in order to expedite or facilitate the disposition of any new notes by broker-dealers.

We have agreed to pay all expenses incident to the performance of or compliance with the Registration Rights Agreement, other than underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of the notes by a holder and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Notes and certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of Gulf South Pipeline Company, LP as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the new notes being offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the new notes offered by this prospectus, please review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained from the public reference section of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

The SEC’s proxy rules and regulations do not, nor do the rules of any stock exchange, require us to send an annual report to security holders or to holders of American depository receipts. Upon the effectiveness of this registration statement, we will become subject to the Exchange Act’s periodic reporting requirements, including the requirement to file current, annual, and quarterly reports with the SEC. The annual reports we file will contain financial information that has been examined and reported on, with an opinion by an independent certified public accounting firm.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED BALANCE SHEETS

(Millions)

(Unaudited)

	September 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$1.7	$—
Receivables:
Trade, net	31.8	36.9
Affiliates	6.2	6.9
Other	3.9	12.6
Gas receivables:
Transportation	3.8	4.6
Transportation – affiliates	0.5	—
Gas stored underground	0.3	0.3
Prepayments	7.6	5.5
Other current assets	1.2	0.7

Total current assets	57.0	67.5

Property, Plant and Equipment:
Natural gas transmission and other plant	3,251.4	3,246.5
Construction work in progress	54.9	82.1

Property, plant and equipment, gross	3,306.3	3,328.6
Less-accumulated depreciation and amortization	575.0	505.9

Property, plant and equipment, net	2,731.3	2,822.7

Other Assets:
Gas stored underground	10.0	9.3
Advances to affiliates	64.7	71.2
Other	10.7	10.2

Total other assets	85.4	90.7

Total Assets	$2,873.7	$2,980.9

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED BALANCE SHEETS

(Millions)

(Unaudited)

	September 30, 2012	December 31, 2011
LIABILITIES AND PARTNER’S CAPITAL
Current Liabilities:
Payables:
Trade	$14.4	$23.7
Affiliates	1.3	1.6
Other	4.1	5.1
Gas Payables:
Transportation	4.6	2.7
Transportation – affiliates	1.4	1.8
Storage	1.1	0.1
Accrued taxes, other	29.3	17.7
Accrued interest	8.1	17.2
Accrued payroll and employee benefits	11.2	8.9
Deferred income	19.9	8.4
Other current liabilities	8.8	10.8

Total current liabilities	104.2	98.0

Long-term debt	845.3	1,001.1

Other Liabilities and Deferred Credits:
Asset retirement obligation	15.9	14.1
Other	9.8	12.7

Total other liabilities and deferred credits	25.7	26.8

Partner’s Capital:
Partner’s capital	1,905.4	1,855.0
Accumulated other comprehensive loss	(6.9)	—

Total partner’s capital	1,898.5	1,855.0

Total Liabilities and Partner’s Capital	$2,873.7	$2,980.9

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED STATEMENTS OF INCOME

(Millions)

(Unaudited)

	For the Nine Months Ended September 30,
	2012	2011
Operating Revenues:
Gas transportation	$286.7	$316.6
Gas transportation – affiliates	55.7	59.5
Parking and lending	16.9	6.5
Parking and lending – affiliates	—	0.8
Gas storage	18.5	20.5
Other	4.9	7.1

Total operating revenues	382.7	411.0

Operating Costs and Expenses:
Fuel and gas transportation	36.0	56.5
Fuel and gas transportation – affiliates	10.9	13.1
Operation and maintenance	64.2	70.1
Administrative and general	39.7	47.7
Depreciation and amortization	78.8	79.4
Asset impairment	5.4	7.4
Net loss on disposal of operating assets	0.1	5.4
Taxes other than income taxes	31.6	31.9

Total operating costs and expenses	266.7	311.5

Operating income	116.0	99.5

Other Deductions (Income):
Interest expense, net	36.4	32.8
Interest (income) expense – affiliates	(1.4)	0.1
Miscellaneous other income, net	—	(0.1)

Total other deductions	35.0	32.8

Income before income taxes	81.0	66.7
Income taxes	—	0.1

Net income	$81.0	$66.6

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Millions)

(Unaudited)

	For the Nine Months Ended September 30,
	2012	2011
Net income	$81.0	$66.6
Other comprehensive income (loss):
Gain (loss) on cash flow hedges	(6.8)	1.6
Reclassification adjustment transferred to Net Income from cash flow hedges	(0.1)	(0.4)

Total Comprehensive Income	$74.1	$67.8

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED STATEMENTS OF CASH FLOWS

(Millions)

(Unaudited)

	For the Nine Months Ended September 30,
	2012	2011
OPERATING ACTIVITIES:
Net income	$81.0	$66.6
Adjustments to reconcile to cash provided by operations:
Depreciation and amortization	78.8	79.4
Amortization of deferred costs	0.8	0.7
Asset impairment	5.4	7.4
Storage gas loss	—	3.7
Net loss on disposal of operating assets	0.1	5.4
Changes in operating assets and liabilities:
Trade and other receivables	7.7	(0.8)
Gas receivables and storage assets	0.3	5.5
Other assets	(6.9)	(2.8)
Affiliates, net	8.2	(10.1)
Trade and other payables	(10.4)	(3.4)
Gas payables	2.6	(2.9)
Accrued liabilities	5.0	2.2
Other liabilities	10.0	(3.9)

Net cash provided by operating activities	182.6	147.0

INVESTING ACTIVITIES:
Capital expenditures	(38.2)	(95.3)
Proceeds from sale of operating assets	1.7	2.1
Proceeds from insurance and other recoveries	6.1	—
Advances to affiliates	6.5	(14.5)

Net cash used in investing activities	(23.9)	(107.7)

FINANCING ACTIVITIES:
Proceeds from long-term debt, net of issuance costs	296.5	—
Repayment of borrowings from long-term debt	(225.0)	—
Proceeds from borrowings on revolving credit agreement	250.0	—
Repayment of borrowings on revolving credit agreement	(478.5)	—
Advances from affiliates	—	(37.2)

Net cash used in financing activities	(157.0)	(37.2)

Increase in cash and cash equivalents	1.7	2.1
Cash and cash equivalents at beginning of period	—	2.0

Cash and cash equivalents at end of period	$1.7	$4.1

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

CONDENSED STATEMENTS OF CHANGES IN PARTNER’S CAPITAL

(Millions)

	Partner’s Capital	Accumulated Other Comprehensive Income (Loss)	Total Partner’s Capital
Balance January 1, 2011	$1,774.4	$(0.4)	$1,774.0
Add (deduct):
Net income	66.6	—	66.6
Distribution of assets	(14.7)	—	(14.7)
Other comprehensive income	—	1.2	1.2

Balance September 30, 2011	$1,826.3	$0.8	$1,827.1

Balance January 1, 2012	$1,855.0	$—	$1,855.0
Add (deduct):
Net income	81.0	—	81.0
Distribution of assets	(30.6)	—	(30.6)
Other comprehensive income	—	(6.9)	(6.9)

Balance September 30, 2012	$1,905.4	$(6.9)	$1,898.5

The accompanying notes are an integral part of these condensed financial statements.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Corporate Structure

Gulf South Pipeline Company, LP (Gulf South) is a wholly-owned subsidiary of Boardwalk Pipelines, LP (Boardwalk Pipelines), which is a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). Boardwalk Pipeline Partners is a publicly-traded Delaware limited partnership formed in 2005. Loews Corporation (Loews) owns the general partner and the majority of the limited partnership interests of Boardwalk Pipeline Partners.

Basis of Presentation

The accompanying unaudited condensed financial statements of Gulf South were prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying condensed financial statements reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 2012, and December 31, 2011, and the results of operations and comprehensive income for the nine months ended September 30, 2012 and 2011, and changes in cash flows and changes in partners’ capital for the nine months ended September 30, 2012 and 2011. Reference is made to the Notes to Financial Statements in the audited December 31, 2011, financial statements, which should be read in conjunction with these unaudited condensed financial statements. The accounting policies described in Note 2 in the audited December 31, 2011, financial statements are the same used in preparing the accompanying unaudited condensed financial statements.

Net income for interim periods may not necessarily be indicative of results for the full year. Subsequent events have been evaluated through November 26, 2012, the date these financial statements were available to be issued.

Note 2: Gas Stored Underground and Gas Receivables and Payables

Gulf South provides storage services whereby it stores gas on behalf of customers and also periodically holds customer gas under parking and lending (PAL) services. Since the customers retain title to the gas held by Gulf South in providing these services, Gulf South does not record the related gas on its balance sheet. Gulf South held for storage or under PAL agreements approximately 75.5 trillion British thermal units (TBtu) of gas owned by third parties as of September 30, 2012. Assuming an average market price during September 2012 of $2.78 per million British thermal units (MMBtu), the market value of gas held on behalf of others was approximately $209.9 million. As of December 31, 2011, Gulf South held for storage or under PAL agreements approximately 68.3 TBtu of gas owned by third parties.

Gulf South also periodically lends gas to customers under PAL services. As of September 30, 2012, the amount of gas owed to Gulf South due to gas imbalances and gas loaned under PAL services was approximately 1.6 TBtu. Assuming an average market price during September 2012 of $2.78 per MMBtu, the market value of that gas was approximately $4.4 million. As of December 31, 2011, the amount of gas owed to Gulf South due to gas imbalances and gas loaned under PAL services was approximately 1.4 TBtu. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas owed to Gulf South, it could have a material adverse effect on Gulf South’s financial condition, results of operations or cash flows.

Note 3: Fair Value Measurements and Derivatives

Fair value refers to an exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established that prioritizes the information used to develop fair value measurements giving priority, from highest to lowest, to quoted prices in active markets for identical assets and liabilities (Level 1); observable inputs not included in Level 1, for example, quoted prices for similar assets and liabilities (Level 2); and unobservable data (Level 3), for example, a reporting entity’s own internal data based on the best information available in the circumstances. Gulf South considers any transfers between levels within the fair value hierarchy to have occurred at the beginning of a quarterly reporting period. Gulf South did not recognize any transfers between Level 1 and Level 2 of the fair value hierarchy and did not change its valuation techniques or inputs during the nine months ended September 30, 2012.

The table below identifies Gulf South’s assets and liabilities that were recorded at fair value at September 30, 2012 (in millions):

	Fair Value Measurements at September 30, 2012
	September 30, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (losses) for the nine months ended September 30, 2012
Recurring fair value measurements – Liabilities
Derivatives
Commodity contracts	$0.3	$—	$0.3	$—

Nonrecurring fair value measurements – Assets
Assets to be abandoned (1)	$—	$—	$—	$—	$(3.2)

Nonrecurring fair value measurements – Liabilities
Asset retirement obligation (1)	$2.2	$—	$—	$2.2	$(2.2)

(1)	In 2012, Gulf South determined that it would retire a number of small-diameter pipeline assets with a carrying value of $2.1 million. As a result, an asset impairment charge of $4.3 million was recorded for the nine months ended September 30, 2012, of which $2.2 million represent amounts related to the asset retirement obligations for these assets. Additionally, Gulf South determined that it would retire a turbine associated with one of its compressor stations, which had a carrying value of $1.1 million. As a result, an asset impairment charge of $1.1 million was recorded for the nine months ended September 30, 2012.

Derivatives

Gulf South uses futures, swaps and option contracts (collectively, derivatives) to hedge exposure to natural gas commodity price risk related to the future operational sales of natural gas and cash for fuel reimbursement where customers pay cash for the cost of fuel used in providing transportation services as opposed to having fuel retained in kind. This price risk exposure includes approximately $0.3 million of gas stored underground at September 30, 2012 and December 31, 2011, which Gulf South owns and carries on its balance sheet as current Gas stored underground. At September 30, 2012, approximately 0.6 billion cubic feet (Bcf) of anticipated future sales of natural gas and cash for fuel reimbursement were hedged with derivatives having settlement dates in 2012 and 2013. The derivatives qualify for cash flow hedge accounting and are designated as such. Gulf South’s natural gas derivatives are reported at fair value based on New York Mercantile Exchange (NYMEX) quotes for natural gas futures and options. The NYMEX quotes are deemed to be observable inputs in an active market for similar assets and liabilities and are considered Level 2 inputs for purposes of fair value disclosures.

In the second quarter 2012, Gulf South entered into a Treasury rate lock for a notional amount of $300.0 million of principal to hedge the risk attributable to changes in the risk-free component of forward

10-year interest rates through June 30, 2012. The Treasury rate lock was designated as a cash flow hedge. On June 8, 2012, Gulf South settled the rate lock concurrent with the issuance of 10-year notes described in Note 6 and paid the counterparty approximately $6.8 million. The loss was deferred as a component of Accumulated other comprehensive loss and will be amortized to interest expense over the 10-year term of the notes.

The fair values of derivatives existing as of September 30, 2012, and December 31, 2011, were included in the following captions in the Condensed Balance Sheets (in millions):

	Derivative Assets				Derivative Liabilities
	September 30, 2012		December 31, 2011		September 30, 2012		December 31, 2011
	Balance sheet location	Fair Value	Balance sheet location	Fair Value	Balance sheet location	Fair Value	Balance sheet location	Fair Value
Derivatives designated as hedging instruments
Commodity contracts	Other current assets	$—	Other current assets	$—	Other current liabilities	$0.3	Other current liabilities	$—

Gulf South estimates that approximately $1.0 million of net losses reported in Accumulated other comprehensive income (AOCI) as of September 30, 2012, are expected to be reclassified into earnings within the next twelve months.

The amount of gains and losses from cash flow hedges recognized in the Condensed Statements of Income for the nine months ended September 30, 2012, were (in millions):

	Amount of gain/(loss) recognized in AOCI on derivatives (effective portion)	Location of gain/(loss) reclassified from AOCI into income (effective portion)	Amount of gain/(loss) reclassified from AOCI into income (effective portion)	Location of gain/(loss) recognized in income on derivative (in- effective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (in- effective portion and amount excluded from effectiveness testing)
Derivatives in Cash Flow Hedging Relationship
Commodity contracts	$—	Operating revenues(2)	$0.3	N/A	$—
Interest rate contracts (1)	(6.8)	Interest expense	(0.2)	N/A	$—

	$(6.8)		$0.1		$—

(1)	Related to amounts deferred in AOCI from Treasury rate locks used in hedging interest payments associated with debt offerings that were settled in 2012 and are being amortized to earnings over the terms of the related interest payments, generally the terms of the related debt.
(2)	$0.2 million recorded in Gas transportation revenues and $0.1 million was recorded in Other revenues.

The amount of gains and losses from cash flow hedges recognized in the Condensed Statements of Income for the nine months ended September 30, 2011, were (in millions):

	Amount of gain/(loss) recognized in AOCI on derivatives (effective portion)	Location of gain/(loss) reclassified from AOCI into income (effective portion)		Amount of gain/(loss) reclassified from AOCI into income (effective portion)	Location of gain/(loss) recognized in income on derivative (in- effective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (in- effective portion and amount excluded from effectiveness testing)
Derivatives in Cash Flow Hedging Relationship
Commodity contracts	$1.6	Operating revenues	(1)	$0.4	N/A	$—

(1)	Recorded in Other revenues.

Gulf South has entered into master netting agreements to manage counterparty credit risk associated with its derivatives, however it does not offset on its balance sheets fair value amounts recorded for derivative instruments under these agreements.

Nonfinancial Assets and Liabilities

Gulf South evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Refer to the fair value measurements table above for more information.

Financial Assets and Liabilities

The following methods and assumptions were used in estimating Gulf South’s fair value disclosures for financial instruments, which are consistent with those disclosed in the audited financial statements for the year ended December 31, 2011:

Cash and cash equivalents: For cash and short-term financial assets, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments.

Advances to/from Affiliates: Advances to/from affiliates, which are represented by demand notes, earn a variable rate of interest, which is adjusted regularly to reflect current market conditions. Therefore, the carrying amount is a reasonable estimate of fair value. The interest rate on intercompany demand notes is LIBOR plus one percent and is adjusted every three months.

Long-Term Debt: Gulf South’s long-term debt is not publicly traded; therefore, estimated fair value is based on market prices of similar debt at September 30, 2012 and December 31, 2011. The carrying value of Gulf South’s variable rate debt approximates fair value as the instruments bear a floating market-based interest rate.

The carrying amount and estimated fair values of Gulf South’s financial assets and liabilities which are not recorded at fair value on the Condensed Balance Sheets as of September 30, 2012, and December 31, 2011, were as follows (in millions):

As of September 30, 2012		Estimated Fair Value
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$1.7	$1.7	$—	$—	$1.7
Advances to Affiliates – non-current	64.7	—	64.7	—	64.7

Financial Liabilities
Total long-term debt	$845.3	$—	$916.4	$—	$916.4

The carrying amount and estimated fair values of Gulf South’s financial instruments as of December 31, 2011, were as follows (in millions):

As of December 31, 2011		Estimated Fair Value
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial Assets
Advances to Affiliates – non-current	$71.2	$—	$71.2	$—	$71.2

Financial Liabilities
Long-term debt	$1,001.1	$—	$1,073.9	$—	$1,073.9

Note 4: Property, Plant and Equipment (PPE)

Asset Dispositions and Impairments

Gulf South recognized $5.4 million of asset impairments for the nine months ended September 30, 2012. Refer to Note 3, Fair Value Measurements and Derivatives, for further information.

In the nine months ended September 30, 2012 and 2011, Gulf South transferred gathering and transmission pipeline with a net book value of $30.6 million and $14.7 million to an affiliate. These transactions were accounted for as non-cash distributions.

Carthage Compressor Station Incident

In the first quarter 2011, a fire occurred at one of Gulf South’s compressor stations near Carthage, Texas, which caused significant damage to the compressor building, the compressor units and related equipment housed in the building. As a result, in the first quarter 2011, Gulf South recognized expenses of $5.0 million for the amount of costs incurred which were subject to an insurance deductible and recorded a receivable of $8.8 million related to probable recoveries from insurance for expenses incurred that exceeded the deductible amount. Gulf South has received $10.0 million in insurance proceeds as partial payment for the insurance claim and in the second quarter 2012, recognized a $1.2 million gain in Net (gain) loss on disposal of assets.

Materials and Supplies

Gulf South holds materials and supplies comprised of pipe, valves, fittings and other materials to support its ongoing operations and for potential future growth projects. In 2011, Gulf South determined that a portion of its materials and supplies would not be used given the types of projects Gulf South would likely pursue under its new growth strategy and the costs to carry and maintain the materials and recognized an impairment charge of $7.4 million for the nine months ended September 30, 2011. The materials were subsequently sold, resulting in a net realized gain of $0.6 million and $0.2 million for the nine months ended September 30, 2012 and 2011. At September 30, 2012 and December 31, 2011, Gulf South held approximately $6.1 million and $7.6 million of materials and supplies which were reflected in Other Assets on the Condensed Balance Sheets.

Storage Gas Loss

In the second quarter 2011, Gulf South completed a series of tests to verify the quantity of gas stored at its Bistineau storage facility. These tests indicated that a gas loss of approximately 6.7 Bcf occurred at the facility. As a result, Gulf South recorded a charge to Fuel and gas transportation expense of $3.7 million to recognize the loss in base gas which had a carrying value of $0.53 per MMBtu.

Note 5: Commitments and Contingencies

Legal Proceedings and Settlements

Gulf South is party to various legal actions arising in the normal course of business. Management believes the disposition of these outstanding legal actions will not have a material impact on Gulf South’s financial condition, results of operations or cash flows.

Whistler Junction Matter

Gulf South and several other defendants, including Mobile Gas Service Corporation (MGSC), have been named as defendants in five lawsuits, including one purported class action suit, commenced by multiple plaintiffs in the Circuit Court of Mobile County, Alabama. The plaintiffs seek unspecified damages for personal injury and property damage related to an alleged release of mercaptan at the Whistler Junction facilities in Eight Mile, Alabama. Gulf South delivers natural gas to MGSC, the local distribution company for that region, at Whistler Junction where MGSC odorizes the gas prior to delivery to end user customers by injecting mercaptan into the gas stream, as required by law. The cases are: Parker, et al. v. Mobile Gas Service Corp, et al. (Case No. CV-12-900711), Crum, et al. v. Mobile Gas Service Corp, et al. (Case No. CV-12-901057), Austin, et al. v. Mobile Gas Service Corp, et al. (Case No. CV-12-901133), Moore, et al. v. Mobile Gas Service Corp, et al. (Case No. CV-12-901471), and Davis, et al. v. Mobile Gas Service Corp, et al. (Case No. CV-12-901490). Gulf South has denied liability. Gulf South has demanded that MGSC indemnify Gulf South against all liability related to these matters pursuant to a right-of-way agreement between Gulf South and MGSC, and has filed cross-claims against MGSC for any such liability. MGSC has also filed cross-claims against Gulf South seeking indemnity from Gulf South.

The outcome of these cases cannot be predicted at this time; however, based on the facts and circumstances presently known, in the opinion of management, these cases will not be material to Gulf South’s financial condition, results of operations or cash flows.

Environmental and Safety Matters

Gulf South is subject to federal, state and local environmental laws and regulations in connection with the operation and remediation of various operating sites. As of September 30, 2012, and December 31, 2011, Gulf South had an accrued liability of approximately $6.1 million and $6.4 million related to assessment and/or remediation costs associated with the historical use of polychlorinated biphenyls, petroleum hydrocarbons and mercury, groundwater protection measures and other costs. The liability represents management’s estimate of the undiscounted future obligations based on evaluations and discussions with counsel and operating personnel and the current facts and circumstances related to these matters. The related expenditures are expected to occur over the next nine years. As of September 30, 2012, and December 31, 2011, approximately $1.0 million was recorded in Other current liabilities and approximately $5.1 million and $5.4 million were recorded in Other Liabilities and Deferred Credits.

Clean Air Act

Gulf South is subject to the Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments), which added significant provisions to the CAA. The Amendments require the Environmental Protection Agency (EPA) to promulgate new regulations pertaining to mobile sources, air toxics, areas of ozone non-attainment, greenhouse gases and regulations affecting reciprocating engines subject to Maximum Achievable Control Technology (MACT). Gulf South does not operate any facilities in areas affected by non-attainment requirements for the current ozone standard (8-hour ozone standard). If the EPA designates additional new non-attainment areas or promulgates new air regulations where Gulf South operates, the cost of additions to PPE is expected to increase. Gulf South has assessed the impact of the CAA on its facilities and does not believe compliance with these regulations will have a material impact on its financial condition, results of operations or cash flows.

In 2008, the EPA adopted regulations lowering the 8-hour ozone standard relevant to non-attainment areas. Under the regulations, new non-attainment areas were identified in April 2012, which did not include any of Gulf South’s facilities. The 8-hour ozone standard is due for review by the EPA in 2013 with final rulemaking expected to be completed in 2014. Revisions to the regulation could lower the 8-hour ozone standard set in 2008 and include a compliance deadline between 2017 and 2031. Gulf South continues to monitor this regulation relative to potentially impacted facilities.

Gulf South is required to file annual reports with the EPA regarding greenhouse gas emissions from its compressor stations, pursuant to final rules issued by the EPA regarding the reporting of greenhouse gas emissions from sources in the U.S. that annually emit 25,000 or more metric tons of greenhouse gases, including carbon dioxide, methane and others. Additionally, Gulf South is required to conduct periodic and various facility surveys across its entire system to comply with the EPA’s greenhouse gas emission calculations and reporting regulations. Some states have also adopted laws regulating greenhouse gas emissions, although none of the states in which Gulf South operates have adopted such laws. The new federal rules and determinations regarding greenhouse gas emissions have not had, and are not expected to have, a material effect on Gulf South’s financial condition, results of operations or cash flows.

In 2010, the EPA adopted regulations requiring further emission controls for air toxics, specifically formaldehyde, from certain compression engines utilizing MACT. Gulf South estimates that certain of its compression engines will require the installation of certain emission controls by late 2013. Gulf South does not believe the regulation will have a material effect on its financial condition, results of operations or cash flows.

Commitments for Construction

Gulf South’s future capital commitments are comprised of binding commitments under purchase orders for materials ordered but not received and firm commitments under binding construction service agreements. The commitments as of September 30, 2012, were approximately $25.3 million, all of which are expected to be settled within the next twelve months.

There were no substantial changes to Gulf South’s operating lease commitments or pipeline capacity agreements disclosed in Note 3 to the Gulf South’s 2011 audited financial statements.

Note 6: Financing

Long-Term Debt

As of September 30, 2012 and December 31, 2011, Gulf South had notes outstanding of $850.0 million and $775.0 million with a weighted-average interest rate of 5.33% and 5.86%.

The indentures governing the notes have restrictive covenants which provide that, with certain exceptions, Gulf South may not create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the notes shall be equally and ratably secured. All debt obligations are unsecured. At September 30, 2012, Gulf South was in compliance with its debt covenants.

Issuance of Notes

During the nine months ended September 30, 2012, Gulf South completed the following debt issuance (in millions, except interest rate):

Date of Issuance	Issuing Subsidiary	Amount of Issuance	Purchaser Discounts and Expenses	Net Proceeds	Interest Rate	Maturity Date	Interest Payable
June 2012	Gulf South	$300.0	$3.5	$ 296.5(1)	4.00%	June 15, 2022	June 15 and December 15

(1)	The net proceeds of this offering were used to reduce borrowings under the revolving credit facility.

Concurrent with the issuance of the 4.00% Gulf South notes due 2022 (Gulf South 2022 Notes), Gulf South entered into a registration rights agreement with the holders of those notes. The agreement obligates Gulf South to file and maintain the effectiveness of an exchange offer registration statement within 360 days of the initial notes issuance for exchange of the Gulf South 2022 Notes for similar registered notes. The Partnership filed the registration statement with the SEC in October 2012 and expects the registration statement to become effective by the end of the year.

The 2022 Notes are redeemable, in whole or in part, at Gulf South’s option at any time, at a redemptive price equal to the greater of 100% of the principal amount of the notes to be redeemed or a “make whole” redemption price based on the remaining scheduled payments of principal and interest discounted to the date of redemption at a rate equal to the Treasury rate plus 37.5 basis points plus accrued and unpaid interest, if any. Other customary covenants apply, including those concerning events of default.

Retirement of Notes

In August 2012, Gulf South had $225.0 million of 5.75% notes mature. Gulf South retired this debt at its maturity through borrowings under the revolving credit facility.

Revolving Credit Facility

Gulf South had no outstanding borrowings under its revolving credit facility as of September 30, 2012. Outstanding borrowings as of December 31, 2011, were $228.5 million with a weighted-average borrowing rate of 0.50%.

In April 2012, Boardwalk Pipeline Partners entered into a Second Amended and Restated Revolving Credit Agreement (Amended Credit Agreement) with Wells Fargo Bank, N.A., as Administrative Agent, having aggregate lending commitments of $1.0 billion, a maturity date of April 27, 2017, and including Gulf South, Gulf Crossing Pipeline Company LLC (Gulf Crossing), Boardwalk HP Storage Company (HP Storage), LLC, Texas Gas Transmission, LLC (Texas Gas), Boardwalk Pipelines and Boardwalk Midstream, LLC, as borrowers. Interest is determined, at Boardwalk Pipeline Partners election, by reference to (a) the base rate which is the highest of (1) the prime rate, (2) the federal funds rate plus 0.50%, and (3) the one month Eurodollar Rate plus 1.0%, plus an applicable margin, or (b) the LIBOR Rate plus an applicable margin. The applicable margin ranges from 0.00% to 0.875% for loans bearing interest tied to the base rate and ranges from 1.00% to 1.875% for loans bearing interest based on the LIBOR Rate, in each case determined based on the individual borrower’s credit rating from time to time. The Amended Credit Agreement also provides for a quarterly commitment fee charged on the average daily unused amount of the revolving credit facility ranging from 0.125% to 0.30% and determined based on the individual borrower’s credit rating from time to time.

The credit facility contains various restrictive covenants and other usual and customary terms and conditions, including the incurrence of additional debt, the sale of assets and sale-leaseback transactions. The financial covenants under the credit facility require Gulf South to maintain, among other things, a ratio of total debt to EBITDA (as defined in the credit agreement) measured for the previous twelve months of not more than 5.0 to 1.0. Gulf South was in compliance with all covenant requirements under the credit facility as of September 30, 2012.

Note 7: Employee Benefits

Defined Contribution Plans

Gulf South’s employees are provided retirement benefits under a defined contribution money purchase plan. Gulf South also provides 401(k) plan benefits to its employees. Costs related to Gulf South’s defined contribution plans were $3.6 million and $3.5 million for the nine months ended September 30, 2012 and 2011.

Note 8: Related Party Transactions

Gulf South makes advances to or receives advances from Boardwalk Pipelines under the cash management program. At September 30, 2012, and December 31, 2011, advances due to Gulf South from Boardwalk Pipelines totaled $64.7 million and $71.2 million. The interest rate on intercompany demand notes is compounded monthly based on LIBOR plus one percent and is adjusted quarterly. For the nine months ended September 30, 2012 and 2011, Gulf South received $1.4 million interest income from and paid $0.1 million interest expense to Boardwalk Pipelines on the intercompany demand notes.

Boardwalk Pipelines provides certain management and other services to Gulf South, which includes charges related to corporate services from Loews. For the nine months ended September 30, 2012 and 2011, Boardwalk Pipelines charged Gulf South $5.6 million and $9.5 million for these services. These costs were based on actual costs incurred and allocated to Gulf South based on the Modified Massachusetts Formula, which utilizes three components as the basis for allocation: 1) the gross book value of property, plant and equipment; 2) operating revenues; and 3) payroll dollars. This allocation method has been consistently applied for all periods presented. Management believes the assumptions and allocations were made on a reasonable basis. Due to the nature of these shared costs, it is not practicable to estimate what the costs would have been had we operated on a stand-alone basis.

In 2012 and 2011, Gulf South transferred property with a net book value of $30.6 million and $14.7 million to Boardwalk Field Services, LLC (Field Services), an affiliate of Gulf South. These transfers occurred as a non-cash distribution to Boardwalk Pipelines.

In December 2011, HP Storage acquired Petal Gas Storage, L.L.C., Hattiesburg Gas Storage Company and related entities for approximately $550.0 million in cash. Gulf South operates the assets of HP Storage pursuant to an operating agreement between HP Storage and Gulf South. For the nine months ended September 30, 2012, Gulf South charged HP Storage $1.9 million for these services.

Amounts applicable to transportation, PAL and storage services with affiliates, including fuel costs, shown on the Statements of Income are as follows (in millions):

	For the Nine Months Ended September 30,
	2012	2011
Affiliate:
Gulf Crossing:
Gas transportation revenue – affiliates	$53.6	$54.4

Field Services:
Gas transportation revenue – affiliates	—	2.9

Petal Gas Storage, LLC:
Fuel and gas transportation expense – affiliates	0.9	—

Texas Gas:
Gas transportation revenue – affiliates	2.1	2.2
Parking and lending revenue – affiliates	—	0.8
Fuel and gas transportation expense – affiliates	10.0	13.1

Note 9: Accumulated Other Comprehensive Income

The following table shows the components of Accumulated other comprehensive loss, which is included in Partner’s Capital on the Condensed Balance Sheets (in millions):

	As of September 30, 2012	As of December 31, 2011
Loss on cash flow hedges	$(6.9)	$—

Note 10: Supplemental Disclosure of Cash Flow Information (in millions):

	For the Nine Months Ended September 30,
	2012	2011
Cash paid during the period for:
Interest (net of amount capitalized) (1)	$51.3	$43.4
Non-cash adjustments:
Distribution of assets	$30.6	$14.7

(1)	The 2012 period includes $6.8 million paid for the settlement of the treasury rate lock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Boardwalk GP, LLC

We have audited the accompanying balance sheets of Gulf South Pipeline Company, LP (the “Partnership”) as of December 31, 2011 and 2010, and the related statements of income, comprehensive income, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gulf South Pipeline Company, LP as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas

March 29, 2012

GULF SOUTH PIPELINE COMPANY, LP

BALANCE SHEETS

(Millions)

	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$—	$2.0
Receivables:
Trade, net	36.9	39.2
Affiliates	6.9	5.8
Other	12.6	3.2
Gas Receivables:
Transportation	4.6	8.1
Transportation—affiliates	—	1.6
Gas stored underground	0.3	3.6
Prepayments	5.5	5.4
Other current assets	0.7	0.7

Total current assets	67.5	69.6

Property, Plant and Equipment:
Natural gas transmission and other plant	3,246.5	3,172.4
Construction work in progress	82.1	73.7

Property, plant and equipment, gross	3,328.6	3,246.1
Less—accumulated depreciation and amortization	505.9	408.5

Property, plant and equipment, net	2,822.7	2,837.6

Other Assets:
Gas stored underground	9.3	23.1
Advances to affiliate	71.2	—
Other	10.2	23.1

Total other assets	90.7	46.2

Total Assets	$2,980.9	$2,953.4

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

BALANCE SHEETS

(Millions)

	December 31,
	2011	2010
LIABILITIES AND PARTNER’S CAPITAL
Current Liabilities:
Payables:
Trade	$23.7	$24.4
Affiliates	1.6	2.5
Other	5.1	5.6
Gas Payables:
Transportation	2.7	17.1
Transportation—affiliates	1.8	2.5
Storage	0.1	—
Accrued taxes, other	17.7	18.7
Accrued interest	17.2	17.2
Accrued payroll and employee benefits	8.9	8.6
Construction retainage	2.9	2.2
Deferred income	8.4	5.4
Deferred income—affiliates	—	0.7
Advances from affiliates	—	37.2
Other current liabilities	7.9	7.4

Total current liabilities	98.0	149.5

Long–term debt	1,001.1	1,000.3
Other Liabilities and Deferred Credits:
Asset retirement obligation	14.1	15.1
Other	12.7	14.5

Total other liabilities and deferred credits	26.8	29.6

Commitments and Contingencies
Partner’s Capital:
Partner’s capital	1,855.0	1,774.4
Accumulated other comprehensive loss	—	(0.4)

Total partner’s capital	1,855.0	1,774.0

Total Liabilities and Partner’s Capital	$2,980.9	$2,953.4

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF INCOME

(Millions)

	For the Year Ended December 31,
	2011	2010	2009
Operating Revenues:
Gas transportation	$421.2	$405.4	$368.1
Gas transportation—affiliates	81.2	77.1	36.1
Parking and lending	9.5	23.7	23.3
Parking and lending—affiliates	0.8	3.4	6.1
Gas storage	27.0	32.8	36.7
Gas storage—affiliates	—	—	0.3
Other	9.4	17.2	20.2

Total operating revenues	549.1	559.6	490.8

Operating Costs and Expenses:
Fuel and gas transportation	74.3	71.9	45.0
Fuel and gas transportation—affiliates	17.4	29.0	16.7
Operation and maintenance	93.4	78.7	78.8
Administrative and general	62.1	56.3	60.2
Depreciation and amortization	105.7	101.7	98.7
Asset impairment	9.2	5.7	—
Net loss on disposal of operating assets	6.2	0.5	7.9
Taxes other than income taxes	41.7	39.7	37.3

Total operating costs and expenses	410.0	383.5	344.6

Operating income	139.1	176.1	146.2

Other Deductions:
Interest expense, net	44.0	43.5	46.2
Interest expense from affiliates, net	—	1.1	8.9
Other	(0.2)	—	—

Total other deductions	43.8	44.6	55.1

Net income	$95.3	$131.5	$91.1

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF COMPREHENSIVE INCOME

(Millions)

	For the Year Ended December 31,
	2011	2010	2009
Net income	$95.3	$131.5	$91.1
Other comprehensive income (loss):
Gain on cash flow hedges	1.9	3.1	10.3
Reclassification adjustment transferred to Net income from cash flow hedges	(1.5)	(9.8)	(18.6)

Total comprehensive income	$95.7	$124.8	$82.8

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CASH FLOWS

(Millions)

	For the Year Ended December 31,
	2011	2010	2009
OPERATING ACTIVITIES:
Net income	$95.3	$131.5	$91.1
Adjustments to reconcile to cash provided from operations:
Depreciation and amortization	105.7	101.7	98.7
Amortization of deferred costs	1.0	1.0	1.2
Asset impairment	9.2	5.7	—
Storage gas loss	3.7	—	—
Net loss on disposal of operating assets	6.2	0.5	7.9
Changes in operating assets and liabilities:
Trade and other receivables	(7.7)	47.6	0.8
Gas receivables and storage assets	21.0	(8.1)	(4.7)
Other assets	(4.1)	(0.6)	3.6
Affiliates, net	(1.7)	19.2	77.6
Trade and other payables	(0.4)	(19.0)	(63.8)
Gas payables	(14.0)	4.9	2.4
Accrued liabilities	0.9	1.9	1.5
Other liabilities	1.1	(84.9)	10.5

Net cash provided by operating activities	216.2	201.4	226.8

INVESTING ACTIVITIES:
Capital expenditures	(120.0)	(121.7)	(177.4)
Proceeds from sale of operating assets	4.9	1.2	—
Proceeds from insurance reimbursements and other recoveries	5.3	—	—
Advances to affiliates	(71.2)	0.4	75.7

Net cash used in investing activities	(181.0)	(120.1)	(101.7)

FINANCING ACTIVITIES:
Proceeds from borrowings on revolving credit agreement	—	—	161.5
Repayment of borrowings on revolving credit agreement	—	—	(250.0)
Repayment of note payable to affiliate	—	—	(153.2)
Advances from affiliates	(37.2)	(79.3)	116.6

Net cash used in financing activities	(37.2)	(79.3)	(125.1)

(Decrease) increase in cash and cash equivalents	(2.0)	2.0	—
Cash and cash equivalents at beginning of period	2.0	—	—

Cash and cash equivalents at end of period	$—	$2.0	$—

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CHANGES IN PARTNER’S CAPITAL

(Millions)

	Partner’s Capital	Accumulated Other Comprehensive Income (Loss)	Total Partner’s Capital
Balance January 1, 2009	$1,551.8	$14.6	$1,566.4
Add:
Net income	91.1	—	91.1
Other comprehensive loss	—	(8.3)	(8.3)

Balance December 31, 2009	1,642.9	6.3	1,649.2
Add (deduct):
Net income	131.5	—	131.5
Other comprehensive loss	—	(6.7)	(6.7)

Balance December 31, 2010	1,774.4	(0.4)	1,774.0
Add (deduct):
Net income	95.3	—	95.3
Distribution of assets	(14.7)	—	(14.7)
Other comprehensive income	—	0.4	0.4

Balance December 31, 2011	$1,855.0	$—	$1,855.0

The accompanying notes are an integral part of these financial statements.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS

Note 1: Corporate Structure

Gulf South Pipeline Company, LP (Gulf South) is a wholly-owned subsidiary of Boardwalk Pipelines, LP (Boardwalk Pipelines), which is a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). Boardwalk Pipeline Partners is a publicly-traded Delaware limited partnership formed in 2005. Loews Corporation (Loews) owns the general partner and the majority of the limited partnership units of Boardwalk Pipeline Partners.

Basis of Presentation

The accompanying financial statements of Gulf South were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Subsequent events have been evaluated through March 29, 2012, the date these financial statements were available to be issued.

Note 2: Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities and the fair values of certain items. Gulf South bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Regulatory Accounting

Gulf South is regulated by the Federal Energy Regulatory Commission (FERC). When certain criteria are met, GAAP requires that certain rate-regulated entities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates (regulatory accounting). Regulatory accounting is not applicable to Gulf South because competition in its market area has resulted in discounts from the maximum allowable cost-based rates being granted to customers and certain services provided by Gulf South are priced using market-based rates.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of three months or less and are stated at cost plus accrued interest, which approximates fair value. Gulf South had no restricted cash at December 31, 2011 and 2010.

Cash Management

Gulf South participates in a cash management program to the extent it is permitted under FERC regulations. Under the cash management program, depending on whether Gulf South has short-term cash surpluses or cash requirements, Boardwalk Pipelines either provides cash to it or Gulf South provides cash to Boardwalk Pipelines. The transactions are represented by demand notes and are stated at historical carrying amounts. Interest income and expense is recognized on an accrual basis when collection is reasonably assured. Amounts expected to be collected or repaid within one year of the Balance Sheet date are classified as current, otherwise the amounts are classified as long-term. The interest rate on intercompany demand notes is London Interbank Offered Rate (LIBOR) plus one percent and is adjusted every three months.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Trade and Other Receivables

Trade and other receivables are stated at their historical carrying amount, net of allowances for doubtful accounts. Gulf South establishes an allowance for doubtful accounts on a case-by-case basis when it believes the required payment of specific amounts owed is unlikely to occur. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or a receivable amount is deemed otherwise unrealizable.

Gas Stored Underground and Gas Receivables and Payables

Gulf South has underground gas in storage which is utilized for system management and operational balancing, as well as for services including firm and interruptible storage associated with certain no-notice and parking and lending (PAL) services. Gas stored underground includes the historical cost of natural gas volumes owned by Gulf South, at times reduced by certain operational encroachments upon that gas. Current gas stored underground represents net retained fuel remaining after providing transportation and storage services and excess working gas which is available for resale and is valued at the lower of weighted-average cost or market.

Gulf South provides storage services whereby it stores gas on behalf of customers and also periodically holds customer gas under PAL services. Since the customers retain title to the gas held by Gulf South in providing these services, Gulf South does not record the related gas on its balance sheet. Gulf South held for storage or under PAL agreements approximately 68.3 trillion British thermal units (TBtu) of gas owned by third parties as of December 31, 2011. Assuming an average market price during December 2011, of $3.14 per million British thermal unit (MMBtu), the market value of gas held on behalf of others was approximately $214.5 million. As of December 31, 2010, Gulf South held for storage or under PAL agreements approximately 54.2 TBtu of gas owned by third parties. Gulf South also periodically lends gas to customers under PAL services. Note 11 contains more information related to Gulf South’s gas loaned to customers.

In the course of providing transportation and storage services to customers, Gulf South may receive different quantities of gas from shippers and operators than the quantities delivered on behalf of those shippers and operators. This results in transportation and exchange gas receivables and payables, commonly known as imbalances, which are settled in cash or the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipelines and shippers or operators as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions. The receivables and payables are valued at market price.

Materials and Supplies

Materials and supplies are carried at average cost and are included in Other Assets on the Balance Sheets. Gulf South expects its materials and supplies inventories to be used for capital projects related to its property, plant and equipment and for future growth projects.

Property, Plant and Equipment (PPE) and Repair and Maintenance Costs

PPE is recorded at its original cost of construction or fair value of assets purchased. Construction costs and expenditures for major renewals and improvements which extend the lives of the respective assets are capitalized. Construction work in progress is included in the financial statements as a component of PPE. All repair and maintenance costs are expensed as incurred.

Gulf South depreciates assets using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 3 to 35 years. The ordinary sale or retirement of PPE for these assets could result in a gain or loss. Note 4 contains more information regarding Gulf South’s PPE.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Impairment of Long-lived Assets

Gulf South evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the remaining economic useful life of the asset is compared to the carrying value of the asset to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss to the extent that the carrying value exceeds the estimated fair value.

Capitalized Interest

Capitalized interest represents the cost of borrowed funds used to finance construction activities. Capitalized interest is recognized as a reduction to Interest expense. Capitalized interest for the years ended December 31, 2011, 2010 and 2009 was $1.9 million, $2.6 million and $1.3 million.

Income Taxes

Gulf South is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. Gulf South’s taxable income or loss, which may vary substantially from the net income or loss reported in the Statements of Income, is includable in the federal income tax returns of each partner of Boardwalk Pipeline Partners. The aggregate difference in the basis of net assets for financial and income tax purposes cannot be readily determined as Gulf South does not have access to the information about each partner’s tax attributes related to Gulf South. Gulf South may directly incur some income-based state taxes which would be presented in Income taxes on the Statements of Income. There was no provision for income taxes or deferred tax assets and liabilities for the years ended December 31, 2011, 2010 and 2009. Gulf South’s tax years 2008 through 2011 remain subject to examination by the Internal Revenue Service and the states in which it operates.

Revenue Recognition

The maximum rates that may be charged by Gulf South for its services are established through FERC’s cost-based rate-making process, however, rates charged by Gulf South may be less than those allowed by FERC. Revenues from the transportation and storage of gas are recognized in the period the service is provided based on contractual terms and the related volumes transported or stored. In connection with some PAL and interruptible storage service agreements, cash is received at inception of the service period resulting in the recording of deferred income which is recognized in revenues over the period the services are provided. At December 31, 2011 and 2010, Gulf South had deferred income of $8.4 million and $6.3 million related to PAL and interruptible storage services. The deferred income balances were included in the following captions in the Balance Sheets (in millions):

	2011	2010
Balance Sheet Location:
Deferred income	$8.4	$5.4
Deferred income—affiliates	—	0.7
Other liabilities	—	0.2

The deferred income will be recognized in 2012.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Retained fuel is recognized in revenues at market prices in the month of retention. The related fuel consumed in providing transportation services is recorded in Fuel and gas transportation expenses at market prices in the month consumed. Customers may elect to pay cash for the cost of fuel used in providing transportation services instead of having fuel retained in-kind. Retained fuel included in Gas Transportation on the Statements of Income for the years ended December 31, 2011, 2010 and 2009 were $70.0 million, $77.3 million and $65.5 million.

Under FERC’s regulations, certain revenues that Gulf South collects may be subject to possible refunds to its customers. Accordingly, during a rate case, estimates of rate refund liabilities are recorded considering regulatory proceedings, advice of counsel and estimated risk-adjusted total exposure, as well as other factors. At December 31, 2011 and 2010, there were no liabilities recorded for any open rate case recorded on the Balance Sheets.

Asset Retirement Obligations

The accounting requirements for existing legal obligations associated with the future retirement of long-lived assets require entities to record the fair value of a liability for an asset retirement obligation in the period during which the liability is incurred. The liability is initially recognized at fair value and is increased with the passage of time as accretion expense is recorded, until the liability is ultimately settled. An amount corresponding to the amount of the initial liability is capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of that asset. Note 5 contains more information regarding Gulf South’s asset retirement obligations.

Derivative Financial Instruments

Gulf South uses futures, swaps, and option contracts (collectively, derivatives) to hedge exposure to natural gas commodity risk, which is reported at fair value. The effective portion of the related unrealized gains and losses resulting from changes in fair values of the derivatives contracts designated as cash flow hedges are deferred as a component of accumulated other comprehensive income (AOCI). The deferred gains and losses are recognized in earnings when the hedged anticipated transactions affect earnings. Changes in fair value of derivatives that are not designated as cash flow hedges are recognized in earnings in the periods that those changes in fair value occur.

The changes in fair values of the derivatives designated as cash flow hedges are expected to, and do, have a high correlation to changes in value of the anticipated transactions. Each reporting period Gulf South measures the effectiveness of the cash flow hedge contracts. To the extent the changes in the fair values of the hedge contracts do not effectively offset the changes in the estimated cash flows of the anticipated transactions, the ineffective portion of the hedge contracts is currently recognized in earnings. If it becomes probable that the anticipated transactions will not occur, hedge accounting would be terminated and changes in the fair values of the associated derivative financial instruments would be recognized currently in earnings. Gulf South did not discontinue any cash flow hedges during the years ended December 31, 2011 and 2010.

The effective component of gains and losses resulting from changes in fair values of the derivatives designated as cash flow hedges are deferred as a component of AOCI. The deferred gains and losses associated with the anticipated operational sale of gas reported as current Gas stored underground are recognized in operating revenues when the anticipated transactions affect earnings. In situations where continued reporting of a loss in AOCI would result in recognition of a future loss on the combination of the derivative and the hedged transaction, the loss is required to be immediately recognized in earnings for the amount that is not expected to be recovered. No such losses were recognized in the years ended December 31, 2011 and 2010. Gulf South had no outstanding derivatives at December 31, 2011. Note 7 contains more information regarding Gulf South’s derivative financial instruments.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value Measurements

Fair value refers to an exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market in which the reporting entity transacts based on the assumptions market participants would use when pricing the asset or liability assuming its highest and best use. A fair value hierarchy has been established that prioritizes the information used to develop those assumptions giving priority, from highest to lowest, to quoted prices in active markets for identical assets and liabilities (Level 1); observable inputs not included in Level 1, for example, quoted prices for similar assets and liabilities (Level 2); and unobservable data (Level 3), for example, a reporting entity’s own internal data based on the best information available in the circumstances.

Gulf South financial statements and certain disclosures include fair value measurements. The fair value of derivatives is determined based on quoted market prices for similar contracts. Notes 4, 7 and 9 contain more information regarding Gulf South’s fair value measurements.

Note 3: Commitments and Contingencies

Legal Proceedings and Settlements

Other Legal Matters

Gulf South is party to various legal actions arising in the normal course of business. Management believes the disposition of these outstanding legal actions will not have a material adverse impact on Gulf South’s financial condition, results of operations or cash flows.

Environmental and Safety Matters

Gulf South is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. As of December 31, 2011 and 2010, Gulf South had an accrued liability of approximately $6.4 million and $7.4 million related to assessment and/or remediation costs associated with the historical use of polychlorinated biphenyls, petroleum hydrocarbons and mercury, groundwater protection measures and other costs. The liability represents management’s estimate of the undiscounted future obligations based on evaluations and discussions with counsel and operating personnel and the current facts and circumstances related to these matters. The related expenditures are expected to occur over the next nine years. As of December 31, 2011 and 2010, approximately $1.0 million and $1.1 million were recorded in Other current liabilities and approximately $5.4 million and $6.3 million were recorded in Other Liabilities and Deferred Credits.

Clean Air Act

Gulf South is subject to the Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments), which added significant provisions to the CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxics, areas of ozone non-attainment, greenhouse gases and regulations affecting reciprocating engines subject to Maximum Achievable Control Technology (MACT). Gulf South presently operates one facility in an area affected by non-attainment requirements for the current ozone standard (eight-hour standard). If the EPA designates additional new non-attainment areas or promulgates new air regulations where Gulf South operates, the cost of additions to PPE is expected to increase. Gulf South has assessed the impact of the CAA on its facilities and does not believe compliance with these regulations will have a material impact on its financial condition, results of operations or cash flows.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

In 2008, the EPA adopted regulations lowering the 8-hour ozone standard relevant to non-attainment areas. Under the regulations, new non-attainment areas were to be identified which may have required additional emission controls for compliance at as many as seven facilities operated by Gulf South. The EPA subsequently proposed to lower the 8-hour ozone standard again in 2011, but instead withdrew the proposed revision and presently intends to proceed with non-attainment area designations according to the 2008 standard. The EPA expects to finalize the initial non-attainment area designations by mid-2012. The 8-hour ozone standard is due for review in 2013. The EPA has stated that any necessary revisions to the standard will be proposed in the fall of 2013, with final rulemaking in 2014. These revisions could lower the 8-hour ozone standard set in 2008 with a compliance deadline between 2014 and 2031. Gulf South continues to monitor this regulation relative to potentially impacted facilities and associated costs for compliance.

In 2011, Gulf South filed reports with the EPA regarding greenhouse gas emissions from its compressor stations, pursuant to final rules issued by the EPA regarding the reporting of greenhouse gas emissions from sources in the U.S. that annually emit 25,000 or more metric tons of greenhouse gases, including carbon dioxide, methane and others. Additionally, Gulf South conducted various facility surveys across its entire system to comply with the EPA’s greenhouse gas emission calculations and reporting regulations and will continue to do so annually as required by the rule. Some states have also adopted laws regulating greenhouse gas emissions, although none of the states in which Gulf South operates have adopted such laws. The new federal rules and determinations regarding greenhouse gas emissions have not had, and are not expected to have, a material effect on Gulf South’s financial condition, results of operations or cash flows.

In 2010, the EPA adopted regulations requiring further emission controls for air toxics, specifically formaldehyde, from certain compression engines utilizing MACT. Gulf South estimates that certain of its compression engines will require the installation of certain emission controls by late 2013. Gulf South does not believe the regulation will have a material effect on its financial condition, results of operations or cash flows.

Lease Commitments

Gulf South has various operating lease commitments extending through the year 2018, generally covering office space and equipment rentals. Total lease expense for the years ended December 31, 2011, 2010 and 2009 were approximately $3.7 million, $3.3 million and $4.1 million. The following table summarizes minimum future commitments related to these items at December 31, 2011 (in millions):

2012	$3.7
2013	3.5
2014	3.1
2015	3.0
2016	3.0
Thereafter	1.0

Total	$17.3

Commitments for Construction

Gulf South’s future capital commitments are comprised of binding commitments under purchase orders for materials ordered but not received and firm commitments under binding construction service agreements. The commitments as of December 31, 2011, were approximately $12.0 million, all of which are expected to be settled in 2012.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Pipeline Capacity Agreements

Gulf South has entered into a pipeline capacity agreement with third-party pipelines that allows it to transport gas to off-system markets on behalf of customers. Gulf South incurred expenses of $7.4 million, $7.0 million and $6.2 million related to the pipeline capacity agreement for the years ended December 31, 2011, 2010 and 2009. The future commitments related to pipeline capacity agreements as of December 31, 2011, were approximately (in millions):

2012	$6.5
2013	6.2
2014	6.2
2015	6.2
2016	6.2
Thereafter	8.1

Total	$39.4

Note 4: Property, Plant and Equipment

The following table presents Gulf South’s PPE as of December 31, 2011 and 2010 (in millions):

Category	2011 Class Amount	Weighted- Average Useful Lives (Years)	2010 Class Amount	Weighted Average Useful Lives (Years)
Depreciable plant:
Transmission	$2,942.1	34	$2,870.9	34
Storage	113.4	34	89.9	34
Gathering	65.9	19	88.5	19
General	77.7	8	72.9	8
Rights of way and other	19.1	34	18.1	34

Total utility depreciable plant	3,218.2	34	3,140.3	34
Non-depreciable:
Construction work in progress	82.1		73.7
Storage	19.5		23.2
Land	8.8		8.9

Total other	110.4		105.8

Total PPE	3,328.6		3,246.1
Less: accumulated depreciation	505.9		408.5

Total PPE, net	$2,822.7		$2,837.6

The non-depreciable assets were not included in the calculation of the weighted-average useful lives. In 2011, Gulf South transferred gathering and transmission pipeline with a net book value of $14.7 million to an affiliate. This transfer occurred by a non-cash distribution.

Gulf South holds undivided interests in certain assets, including the Bistineau storage facility of which it owns 92%, the Mobile Bay Pipeline of which it owns 64% and offshore and other assets, comprised of pipeline and gathering assets in which Gulf South holds various ownership interests. The proportionate share of investment associated with these interests has been recorded as PPE on the Balance Sheets. Gulf South records

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

its portion of direct operating expenses associated with the assets in Operation and maintenance expense. The following table presents the gross PPE investment and related accumulated depreciation for Gulf South’s undivided interests as of December 31, 2011 and 2010 (in millions):

	2011		2010
	Gross PPE Investment	Accumulated Depreciation	Gross PPE Investment	Accumulated Depreciation
Bistineau storage	$57.5	$11.9	$56.0	$10.1
Mobile Bay Pipeline	11.8	2.5	11.3	2.1
Offshore and other assets	9.0	2.6	9.2	2.4

Total	$78.3	$17.0	$76.5	$14.6

The 2010 Offshore and other assets and Total balances were decreased $10.0 million for both Gross PPE Investment and Accumulated Depreciation from the previously reported balances as the previously reported balances incorrectly contained amounts related to an affiliate.

Asset Impairments

Materials and Supplies

Gulf South holds materials and supplies comprised of pipe, valves, fittings and other materials to support its ongoing operations and for potential future growth projects. In 2011, Gulf South determined that a portion of the materials and supplies would not be used given the types of projects Gulf South would likely pursue under its growth strategy and the costs to carry and maintain the materials. As a result, Gulf South recognized an impairment charge of $7.5 million to adjust the carrying amount of those materials and supplies to an estimated fair value of $1.8 million. The fair value of the materials was determined by obtaining information from brokers, resellers and distributors of these types of materials which are considered Level 3 inputs under the fair value hierarchy. The materials were sold for total proceeds of approximately $2.0 million, resulting in a net realized gain of $0.5 million. However, due to the terms of the sale for a portion of the materials, $0.6 million of gains will not be recognized until the purchaser takes possession of the materials. The remaining amount, a loss of $0.1 million, was recognized in 2011. In 2010, Gulf South agreed to sell pipe materials with a book value of $11.1 million for estimated consideration of approximately $7.9 million and recorded an impairment charge of $3.2 million. The fair value measurement of the pipe materials was based on Level 3 inputs under the fair value hierarchy. At December 31, 2011, Gulf South held approximately $7.6 million of materials and supplies which was reflected in Other Assets on the Balance Sheets.

Carthage Compressor Station Incident

In February 2011, a fire occurred at one of Gulf South’s compressor stations near Carthage, Texas, which caused significant damage to the compressor building, the compressor units and related equipment housed in the building. The cost to repair the building facilities and replace equipment damaged by the fire was approximately $18.1 million. Gulf South has insurance which will cover the costs incurred to restore the damaged equipment and facilities, subject to a $5.0 million deductible. In 2011, Gulf South recognized expenses of $5.0 million for the amount of costs incurred which were subject to the deductible. Gulf South received a partial payment from insurance carriers of $4.6 million during 2011. At December 31, 2011, Gulf South recorded a receivable of $4.3 million for insurance recoveries it expects to receive in 2012.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Bistineau Storage Gas Loss

In 2011, Gulf South completed a series of tests to verify the quantity of gas stored at its Bistineau storage facility. These tests indicated that a gas loss of approximately 6.7 Bcf occurred at the facility. As a result, Gulf South recorded a charge to Fuel and gas transportation expense of $3.7 million to recognize the loss in base gas which had a carrying value of $0.53 per MMBtu. Gulf South has not yet determined the root cause of the gas loss or whether the gas will need to be replaced.

Overton Lateral

In 2010, Gulf South completed the sale of certain of its gathering assets in the Overton Field area in northeastern Texas for a nominal amount. Prior to the sale, Gulf South recognized an impairment loss of approximately $2.2 million, representing the net book value of the assets.

Note 5: Asset Retirement Obligations (ARO)

Pursuant to federal regulations, Gulf South has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms after the related gas flows have ceased. Gulf South has identified and recorded legal obligations associated with the abandonment of offshore pipeline assets and certain onshore facilities as well as abatement of asbestos consisting of removal, transportation and disposal when removed from certain compressor stations and meter station buildings. Legal obligations exist for the main pipeline and certain other Gulf South assets; however, the fair value of the obligations cannot be determined because the lives of the assets are indefinite and therefore cash flows associated with retirement of the assets cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

The following table summarizes the aggregate carrying amount of Gulf South’s AROs (in millions):

	2011	2010
Balance at beginning of year	$16.6	$15.9
Liabilities recorded	1.4	—
Liabilities settled	(3.5)	(0.3)
Accretion expense	0.6	1.0
Other	(0.2)	—

Balance at end of year	14.9	16.6
Less: Current portion of asset retirement obligations	(0.8)	(1.5)

Long-term asset retirement obligations	$14.1	$15.1

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6: Financing

Long-Term Debt

The following table presents all long-term debt issues outstanding as of December 31, 2011 and 2010 (in millions):

	2011	2010
Notes:
5.75% Notes due 2012	$225.0	$225.0
5.05% Notes due 2015	275.0	275.0
6.30% Notes due 2017	275.0	275.0

Total notes	775.0	775.0

Revolving credit facility	228.5	228.5

	1,003.5	1,003.5
Unamortized debt discount	(2.4)	(3.2)

Total Long-Term Debt	$1,001.1	$1,000.3

Maturities of Gulf South’s long-term debt for the next five years and in total thereafter are as follows (in millions):

2012	$—
2013	453.5
2014	—
2015	275.0
2016	—
Thereafter	275.0

Total long-term debt	$1,003.5

Gulf South has $228.5 million of loans outstanding under its revolving credit facility, having a maturity date of June 29, 2012. Amounts outstanding under the revolving credit facility are extendable by Gulf South for an additional year. As a result, this debt is classified as long-term on the Balance Sheets and included in the 2013 maturities. Gulf South also has $225.0 million of notes maturing in August 2012. These notes are included in the 2013 maturities and classified as long-term debt on the Balance Sheets since Gulf South expects to refinance these notes on a long-term basis and there is adequate available capacity under the revolving credit facility to extend the amount that would otherwise come due in less than a year.

Notes

Gulf South’s notes are redeemable, in whole or in part, at Gulf South’s option at any time, at redemption prices equal to the greater of 100% of the principal amount of the notes to be redeemed or a “make whole” redemption price based on the remaining scheduled payments of principal and interest discounted to the date of redemption at a rate equal to the Treasury rate plus 20 to 50 basis points depending upon the particular issue of notes, plus accrued and unpaid interest, if any. Other customary covenants apply, including those concerning events of default. As of December 31, 2011 and 2010, the weighted-average interest rate of Gulf South’s notes was 5.86%.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

The indentures governing the notes have restrictive covenants which provide that, with certain exceptions, Gulf South may not create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. All debt obligations are unsecured. At December 31, 2011, Gulf South was in compliance with its debt covenants.

Revolving Credit Facility

Boardwalk Pipelines has a revolving credit facility which has aggregate lending commitments of $950.0. Gulf South’s outstanding borrowings under the credit facility as of December 31, 2011 and 2010, was $228.5 million with a weighted-average borrowing rate of 0.50%. At December 31, 2011, Gulf South did not have any additional borrowing capacity under its revolving credit facility.

The credit facility contains various restrictive covenants and other usual and customary terms and conditions, including the incurrence of additional debt, the sale of assets, and sale-leaseback transactions. The financial covenants under the credit facility require Gulf South to maintain, among other things, a ratio of total debt to EBITDA (as defined in the credit agreement) measured for the previous twelve months, of not more than 5.0 to 1.0. Gulf South was in compliance with all covenant requirements under the credit facility as of December 31, 2011. The revolving credit facility has a maturity date of June 29, 2012, however, all outstanding revolving loans on such date may be converted to term loans having a maturity date of June 29, 2013.

Note 7: Derivatives

Gulf South uses futures, swaps, and option contracts (collectively, derivatives) to hedge exposure to natural gas commodity price risk related to the future operational sales of natural gas and cash for fuel reimbursement where customers pay cash for the cost of fuel used in providing transportation services as opposed to having fuel retained in kind. This price risk exposure includes approximately $0.3 million and $3.6 million of gas stored underground at December 31, 2011 and 2010, which Gulf South owns and carries on its Balance Sheet as current Gas stored underground. At December 31, 2011, Gulf South had no outstanding derivatives. Subsequent to December 31, 2011, Gulf South hedged approximately 1.9 Bcf of natural gas.

All of Gulf South’s derivatives are reported at fair value based on New York Mercantile Exchange (NYMEX) quotes for natural gas futures and options. The NYMEX quotes are deemed to be observable inputs in an active market for similar assets and liabilities and are considered Level 2 inputs for purposes of fair value disclosures. Gulf South has not changed its valuation techniques or inputs during the reporting period.

The fair values of derivatives existing as of December 31, 2011 and 2010, were included in the following captions in the Balance Sheets (in millions):

	Asset Derivatives				Liability Derivatives
	December 31				December 31
	2011		2010		2011		2010
	Balance sheet location	Fair Value	Balance sheet location	Fair Value	Balance sheet location	Fair Value	Balance sheet location	Fair Value
Derivatives designated as hedging instruments
Commodity contracts	Other current assets	$—	Other current assets	$—	Other current liabilities	$—	Other current liabilities	$0.4

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

The amount of gains and losses from derivatives recognized in the Statements of Income for the year ended December 31, 2011, were (in millions):

	Amount of gain/(loss) recognized in AOCI on derivatives (effective portion)	Location of gain/(loss) reclassified from AOCI into income (effective portion)	Amount of gain/(loss) reclassified from AOCI into income (effective portion)	Location of gain/ (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
Derivatives in Cash Flow Hedging Relationship
Commodity contracts	$1.9	Operating revenues (1)	$1.5	Other Revenues	$—

(1)	$1.1 million was recorded in Gas Transportation revenues and $0.4 million was recorded in Other revenues.

The amount of gains and losses from derivatives recognized in the Statements of Income for the year ended December 31, 2010, were (in millions):

	Amount of gain/(loss) recognized in AOCI on derivatives (effective portion)	Location of gain/(loss) reclassified from AOCI into income (effective portion)	Amount of gain/(loss) reclassified from AOCI into income (effective portion)	Location of gain/ (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
Derivatives in Cash Flow Hedging Relationship
Commodity contracts	$3.1	Operating revenues (1)	$9.9	Other Revenues	$(0.1)

(1)	$4.9 million was recorded in Gas Transportation revenues and $5.0 million was recorded in Other revenues.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

The amount of gains and losses from derivatives recognized in the Statements of Income for the year ended December 31, 2009, were (in millions):

	Amount of gain/(loss) recognized in AOCI on derivatives (effective portion)	Location of gain/(loss) reclassified from AOCI into income (effective portion)	Amount of gain/(loss) reclassified from AOCI into income (effective portion)	Location of gain/ (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
Derivatives in Cash Flow Hedging Relationship
Commodity contracts	$10.3	Operating revenues (1)	$18.6	Net gain/(loss) on disposal of operating assets and related contracts	$—

(1)	$6.3 million was recorded in Gas Transportation revenues and $12.3 million was recorded in Other revenues.

Note 8: Employee Benefits

Defined Contribution Plans

Gulf South employees are provided retirement benefits under a defined contribution money purchase plan. Gulf South also provides 401(k) plan benefits to its employees. Costs related to Gulf South’s defined contribution plans were $4.5 million, $4.2 million and $3.8 million for the years ended December 31, 2011, 2010 and 2009.

Long-term Incentive Compensation Plans

Boardwalk Pipeline Partners and its subsidiaries grant to selected employees long-term compensation awards under the Long-Term Incentive Plan (LTIP) and the Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan (UAR and Cash Bonus Plan), and previously made grants under the Strategic Long-Term Incentive Plan (SLTIP). The following disclosures provide information regarding these plans, under which Gulf South received an allocation of expenses of $1.8 million, $2.8 million and $2.5 million for the years ended December 31, 2011, 2010 and 2009 related to these plans.

LTIP

Boardwalk Pipeline Partners reserved 3,525,000 units for grants of units, restricted units, unit options and unit appreciation rights to officers and directors of its general partner and for selected employees under the LTIP. Boardwalk Pipeline Partners has outstanding phantom common units (Phantom Common Units) which were granted under the plan. Each such grant: includes a tandem grant of Distribution Equivalent Rights (DERs); vests on the third anniversary of the grant date; and will be payable to the grantee in cash but may be settled in common units at the discretion of Boardwalk Pipeline Partners’ Board of Directors, upon vesting in an amount equal to the sum of the fair market value of the units (as defined in the plan) that vest on the vesting date less

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

applicable taxes. The vested amount then credited to the grantee’s DER account is payable only in cash, less applicable taxes. The economic value of the Phantom Common Units is directly tied to the value of Boardwalk Pipeline Partners’ common units, but these awards do not confer any rights of ownership to the grantee. The fair value of the awards will be recognized ratably over the vesting period and remeasured each quarter until settlement based on the market price of Boardwalk Pipeline Partners’ common units and amounts credited under the DERs. Boardwalk Pipeline Partners and its subsidiaries have not made any grants of units, restricted units, unit options or unit appreciation rights under the plan.

A summary of the Phantom Common Units granted under the LTIP as of December 31, 2011 and 2010, and changes during the years ended December 31, 2011 and 2010, is presented below:

	Phantom Common Units	Total Fair Value (in millions)	Weighted Average Vesting Period (in years)
Outstanding at January 1, 2010(1)	107,071	$3.5	1.4
Paid	(35,835)	(1.2)	—
Forfeited	(1,653)	—	—

Outstanding at December 31, 2010(1)	69,583	2.4	1.0
Granted	193,819	5.3	3.0
Paid	(44,069)	(1.5)	—
Forfeited	(1,244)	—	—

Outstanding at December 31, 2011(1)	218,089 (2)	5.3 (3)	2.9	(3)

(1)	Represents fair value and remaining weighted-average vesting period of outstanding awards at the end of the period.
(2)	Includes 24,270 of Phantom Common Units with a total value of $0.8 million which vested on December 16, 2011 and were paid in cash on January 20, 2012.
(3)	Excludes the Phantom Common Units that vested on December 16, 2011.

The fair value of the awards at the date of grant was based on the formula contained in the LTIP, including the closing market price of Boardwalk Pipeline Partners’ common units on or directly preceding the date of grant. The fair value of the awards at December 31, 2011 and 2010 was based on the closing market price of the common unit on those dates of $27.67 and $31.13 plus the accumulated value of the DERs. The fair value of the awards will be recognized ratably over the vesting period and remeasured each quarter until settlement in accordance with the treatment of awards classified as liabilities. The total estimated remaining unrecognized compensation expense related to the Phantom Common Units outstanding for Boardwalk Pipeline Partners and its subsidiaries at December 31, 2011, was $5.3 million.

UAR and Cash Bonus Plan

The UAR and Cash Bonus Plan provides for grants of unit appreciation rights (UARs) and cash bonuses (Long-Term Cash Bonuses) to selected employees of Boardwalk Pipeline Partners.

UARs. The economic value of the UARs is tied to the value of Boardwalk Pipeline Partner’s common units, but these awards do not confer any rights of ownership to the grantee. Under the terms of the UAR and Cash Bonus Plan, after the expiration of a restricted period (vesting period) each awarded UAR would become vested and payable to the extent the fair market value (as defined in the plan) of a common unit on such date exceeds the exercise price; which resulting amount may be limited to the applicable dollar cap amount per UAR (UAR Cap) depending on the terms of the award agreement. Each UAR may include a feature whereby the exercise price is

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

reduced by the amount of any cash distributions made by Boardwalk Pipeline Partners with respect to a common unit during the restricted period (DER Adjustment). Except in limited circumstances, upon termination of employment during the restricted period, any outstanding and unvested awards of UARs would be cancelled unpaid. The fair value of the UARs will be recognized ratably over the vesting period, and will be remeasured each quarter until settlement in accordance with the treatment of awards classified as liabilities.

A summary of the outstanding UARs granted under the UAR and Cash Bonus Plan as of December 31, 2011 and 2010, and changes during 2011 and 2010 is presented below:

	UARs	Weighted Average Exercise Price	Total Fair Value (in millions)	Weighted Average Vesting Period (in years)
Outstanding at January 1, 2010	—	—		—
Granted(1)	368,956	$30.36	$1.5	3.0

Outstanding at December 31, 2010(2)	368,956	30.36		3.0

Forfeited	(29,609)
Granted(3)	27,551	32.58	0.1	2.8
Granted(4)	71,277	28.93	0.2	2.5
Granted(5)	218,342	27.30	1.5	3.0
Outstanding at December 31, 2011(2)	656,517	29.28	3.0	2.3

(1)	Represents the weighted-average exercise price and weighted-average vesting period of awards at grant date. The exercise price for each UAR granted was set at $30.36, the closing price of the Partnership’s common units on the New York Stock Exchange on the day immediately preceding the grant date, and a UAR Cap of $15.76 was established for each UAR granted on December 16, 2010.
(2)	Represents weighted-average exercise price, remaining weighted-average vesting period and total fair value of outstanding awards at the end of the period.
(3)	Represents the weighted-average exercise price and weighted-average vesting period of awards at grant date. The exercise price for each UAR granted was set at $32.58, the closing price of the Partnership’s common units on the New York Stock Exchange on the day immediately preceding the grant date, and a UAR Cap of $14.29 was established for each UAR granted on March 31, 2011.
(4)	Represents the weighted-average exercise price and weighted-average vesting period of awards at grant date. The exercise price for each UAR granted was set at $28.93, the closing price of the Partnership’s common units on the New York Stock Exchange on the day immediately preceding the grant date, and a UAR Cap of $12.67 was established for each UAR granted on June 30, 2011.
(5)	Represents the weighted-average exercise price and weighted-average vesting period of awards at grant date. The exercise price for each UAR granted was set at $27.30, the closing price of Boardwalk Pipeline Partner’s common units on the New York Stock Exchange on the grant date on December 14, 2011. No UAR Cap is applicable to these awards.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

The fair value of the UARs granted in December 2011 was based on the computed value of a call on Boardwalk Pipeline Partners’ common units at the exercise price. The fair value of the UARs granted prior to December 2011 was determined by calculating the difference between the computed value of a call on Boardwalk Pipeline Partner’s common units at the exercise price and a similar call at an exercise price that has been increased to accommodate the UAR Cap. The following assumptions were used as inputs to the Black¬Scholes valuation model for grants made during 2011 and 2010:

	December 31, 2011	December 31, 2010
Expected life (years)	2.0 - 3.0	3.0
Risk free interest rate(1)	0.25% - 1.17%	1.0% - 1.1%
Expected volatility(2)	34% - 38%	38%

(1)	Based on the U.S. Treasury yield curve corresponding to the remaining life of the UAR.
(2)	Based on the historical volatility of Boardwalk Pipeline Partners’ common units.

As of December 31, 2011 and 2010, there was $2.5 million and $1.4 million of total unrecognized compensation cost related to the non-vested portion of the UARs for Boardwalk Pipeline Partners and its subsidiaries.

Long-Term Cash Bonuses. In 2011 and 2010, Boardwalk Pipeline Partners granted to certain employees $0.4 million and $1.7 million of Long-Term Cash Bonuses under the UAR and Cash Bonus Plan. Each Long-Term Cash Bonus granted prior to 2011 will become vested and payable to the holder in cash equal to the amount of the grant after the expiration of a three-year restricted period. These grants made in 2011 will vest on the same date as the 2010 grants. Except in limited circumstances, upon termination of employment during the restricted period, any outstanding and unvested awards of Long-Term Cash Bonuses would be cancelled unpaid. As of December 31, 2011 and 2010, there was $1.3 million and $1.5 million of total unrecognized compensation cost related to the non-vested portion of the Long-Term Cash Bonuses for Boardwalk Pipeline Partners and its subsidiaries.

SLTIP

The SLTIP provided for the issuance of up to 500 phantom general partner units (Phantom GP Units) to selected employees of Boardwalk Pipeline Partners and its subsidiaries. Each Phantom GP Unit entitles the holder thereof, upon vesting, to a lump sum cash payment in an amount determined by a formula based on cash distributions made by Boardwalk Pipeline Partners to its general partner during the four quarters preceding the vesting date and the implied yield on Boardwalk Pipeline Partners’ common units, up to a maximum of $50,000 per unit.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

A summary of the status of the SLTIP as of December 31, 2011 and 2010, and changes during the years ended December 31, 2011 and 2010, is presented below:

	Phantom GP Units	Total Fair Value (in millions)	Weighted Average Vesting Period (in years)
Outstanding at January 1, 2010(1)	456.0	$20.6	2.0
Paid	(88.0)	(2.9)	—
Forfeited	(1.0)	—	—

Outstanding at December 31, 2010(1)	367.0	17.6	1.5
Paid	(83.0)	(3.6)	—
Forfeited	(21.5)	—	—

Outstanding at December 31, 2011(1)	262.5	12.4	0.8

(1)	Represents fair value and remaining weighted-average vesting period of outstanding awards at the end of the period.

The fair value of the awards at the date of grant was based on the formula contained in the SLTIP and assumptions made regarding potential future cash distributions made to the general partner during the four quarters preceding the vesting date and the future implied yield on Boardwalk Pipeline Partners’ common units. The fair value of the awards will be recognized ratably over the vesting period and remeasured each quarter until settlement in accordance with the treatment of awards classified as liabilities. The total estimated remaining unrecognized compensation expense related to the GP Phantom Units outstanding at December 31, 2011, was $2.8 million for Boardwalk Pipeline Partners and its subsidiaries. No additional grants of Phantom GP Units are expected to be made under the SLTIP.

Note 9: Financial Instruments

The following methods and assumptions were used in estimating Gulf South’s fair-value disclosures for financial instruments:

Cash and cash equivalents: For cash and short-term financial assets, the carrying amount is an reasonable estimate of fair value due to the short maturity of those instruments.

Advances to/from Affiliates: Advances to/from affiliates, which are represented by demand notes, earn a variable rate of interest, which is adjusted regularly to reflect current market conditions. Therefore, the carrying amount is a reasonable estimate of fair value. The interest rate on intercompany demand notes is LIBOR plus one percent and is adjusted every three months.

Long-Term Debt: Gulf South’s debt is not publicly traded; therefore, estimated fair value is based on market prices of similar debt at December 31, 2011 and 2010.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

The carrying amount and estimated fair values of Gulf South’s financial instruments as of December 31, 2011 and 2010 are as follows (in millions):

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$—	$—	$2.0	$2.0

Financial Liabilities
Long-term debt	$1,001.1	$1,073.9	$1,000.3	$1,054.5
Advances from affiliates—current	—	—	37.2	37.2
Advances to affiliates—non-current	71.2	71.2	—	—

Note 10: Accumulated Other Comprehensive Income

The following table shows the components of Accumulated other comprehensive loss which is included in Partner’s Capital on the Balance Sheets at December 31, 2011 and 2010 (in millions):

	For the Year Ended December 31,
	2011	2010
Loss on cash flow hedges	$—	$(0.4)

Note 11: Credit Risk

Major Customers

Operating revenues received from Gulf South’s major non-affiliated customer (in millions) and the percentage of total operating revenues earned from that customer was:

	For the Year Ended December 31,
	2011		2010		2009
	Revenue	%	Revenue	%	Revenue	%
EOG Resources, Inc	$52.3	10%	$50.1	9%	$43.4	9%

Gas Loaned to Customers

Natural gas price volatility can cause changes in credit risk related to gas loaned to customers. As of December 31, 2011, the amount of gas owed to Gulf South from its customers due to gas imbalances and gas loaned under PAL agreements was approximately 1.4 TBtu. Assuming an average market price during December 2011 of $3.14 per MMBtu, the market value of that gas was approximately $4.4 million. As of December 31, 2010 the amount of gas owed to Gulf South due to gas imbalances and gas loaned under PAL agreements was approximately 1.9 TBtu. Assuming an average market price during December 2010 of $4.21 per MMBtu, the market value of this gas at December 31, 2010, would have been approximately $8.0 million. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas owed to Gulf South, it could have a material adverse effect on Gulf South’s financial condition, results of operations or cash flows.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12: Related Party Transactions

Gulf South makes advances to or receives advances from Boardwalk Pipelines under the cash management program described in Note 2. At December 31, 2011, advances due to Gulf South from Boardwalk Pipelines totaled $71.2 million. At December 31, 2010, advances from Boardwalk Pipelines to Gulf South totaled $37.2 million. The advances are represented by demand notes. The interest rate on intercompany demand notes is compounded monthly based on LIBOR plus one percent and is adjusted quarterly.

In addition to these advances to affiliates, Boardwalk Pipelines provides certain management and other services to Gulf South, which includes charges related to corporate services from Loews. For the years ended December 31, 2011, 2010 and 2009, Boardwalk Pipelines charged Gulf South $12.6 million, $11.7 million and $12.0 million for these services. These costs were based on actual costs incurred and allocated to Gulf South based on the Modified Massachusetts Formula, which utilizes three components as the basis for allocation: 1) the gross book value of property, plant and equipment; 2) operating revenues; and 3) payroll dollars. This allocation method has been consistently applied for all periods presented. Management believes the assumptions and allocations were made on a reasonable basis. Due to the nature of these shared costs, it is not practicable to estimate what the costs would have been had we operated on a stand-alone basis.

In 2011, Gulf South transferred PPE with a net book value of $14.7 million to Field Services. This transfer occurred by a non-cash distribution to Boardwalk Pipelines.

Amounts applicable to transportation, PAL and storage services with affiliates, including fuel costs, shown on the Statements of Income are as follows (in millions):

	For the Year Ended December, 31
	2011	2010	2009
Affiliate:
Texas Gas Transmission, LLC:
Gas transportation revenue—affiliates	$2.9	$2.9	$2.9
PAL revenue—affiliates	0.8	3.4	6.1
Fuel and gas transportation expense—affiliates	17.4	29.0	16.7
Gulf Crossing Pipeline Company, LP:
Gas transportation revenue—affiliates	73.2	74.2	33.5
Gas storage revenue—affiliates	—	—	0.3
Boardwalk Field Services, LLC:
Gas transportation revenue—affiliates	5.1	—	—

Note 13: Supplemental Disclosure of Cash Flow Information (in millions)

	For the Year Ended December 31,
	2011	2010	2009
Cash paid during the period for:
Interest (net of amount capitalized)	$43.3	$42.7	$45.3
Income taxes, net	0.1	—	0.1
Non-cash adjustments:
Accounts payable and PPE	13.6	15.1	11.4
Distribution of assets	14.7	—	—

Annex A

LETTER OF TRANSMITTAL

TO TENDER

OLD 4.000% SENIOR NOTES DUE 2022

OF

GULF SOUTH PIPELINE COMPANY, LP

PURSUANT TO THE EXCHANGE OFFER AND PROSPECTUS

DATED DECEMBER 17, 2012

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 22, 2013 (THE “EXPIRATION DATE”), UNLESS EXTENDED BY THE ISSUER.

The Exchange Agent for the Exchange Offer is The Bank of New York Mellon Trust Company, N.A., and its contact information is as follows:

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:	In Person by Hand Only:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations—Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Christopher Landers

By Facsimile (for Eligible Institutions only):

732-667-9408

For Information or Confirmation by Telephone:

315-414-3362

If you wish to exchange your issued and outstanding 4.000% Senior Notes due 2022 (the “old notes”) for an equal aggregate principal amount of 4.000% Senior Notes due 2022 (the “new notes”) with substantially identical terms that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Exchange Offer, you must validly tender (and not withdraw) old notes to the Exchange Agent prior to the Expiration Date.

We refer you to the prospectus, dated December 17, 2012 (the “Prospectus”), of Gulf South Pipeline Company, LP (the “Issuer”) and this Letter of Transmittal (this “Letter of Transmittal”), which together describe the Issuer’s offer (the “Exchange Offer”) to exchange the old notes for a like aggregate principal amount of new notes. Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Issuer reserves the right, at any time or from time to time, to extend the Exchange Offer at their discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Issuer shall notify the Exchange Agent and each registered holder of the old notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the old notes. Tender of the old notes in book-entry form is to be made according to the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “The Exchange

Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your old notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your old notes; and

•	you agree to be bound by the terms of this Letter of Transmittal.

BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1.	By tendering old notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2.	By tendering old notes in the Exchange Offer, you represent and warrant that you have (1) full authority to tender the old notes described above and will, upon request, execute and deliver any additional documents deemed by the Issuer to be necessary or desirable to complete the tender of old notes, (2) the Issuer will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the old notes tendered hereby are not subject to any adverse claims or proxies.

3.	You understand that the tender of the old notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Issuer as to the terms and conditions set forth in the Prospectus.

4.	By tendering old notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the new notes issued in exchange for the old notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the “Securities Act”) (other than a broker-dealer who purchased old notes exchanged for such new notes directly from the Issuer to resell pursuant to Rule 144A or any other available exemption under the Securities Act and any such holder that is an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act), provided that such new notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any other person to participate in, the distribution of such new notes.

5.	By tendering old notes in the Exchange Offer, you hereby represent and warrant that:

(a) the new notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of you, whether or not you are the holder;

(b) you have not engaged in and do not intend to engage in the distribution of the new notes;

(c) you have no arrangement or understanding with any person to participate in the distribution of old notes or new notes within the meaning of the Securities Act;

(d) you are not an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Issuer; and

(e) if you are a broker-dealer, that you will receive the new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that you acknowledge that you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus) in connection with any resale of such new notes.

You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your old notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as June 12, 2012 (the “Registration Rights Agreement”), by and among the Issuer and the Initial Purchasers (as defined therein), on behalf of the purchasers of the old notes. Such election may be made by notifying the Issuer in writing at 9 Greenway Plaza, Houston, Texas 77046, Attention: General Counsel. By making such election, you agree, as a holder of old notes participating in a shelf registration, to indemnify and hold harmless the Issuer, each of the directors of the Issuer, each of the officers of the Issuer who signs such shelf registration statement, each person who controls the Issuer within the meaning of either the Securities Act or the Exchange Act, and each other holder of old notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to you furnished in writing by or on behalf of you expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

6.	If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you acknowledge by tendering old notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such new notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.

7.	If you are a broker-dealer and old notes held for your own account were not acquired as a result of market-making or other trading activities, such old notes cannot be exchanged pursuant to the Exchange Offer.

8.	Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of old notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as Agent’s Message and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at one of its addresses set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

2.	Partial Tenders.

Tenders of old notes will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The entire principal amount of old notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all old notes is not tendered, then old notes for the principal amount of old notes not tendered and new notes issued in exchange for any old notes accepted will be delivered to the holder via the facilities of DTC promptly after the old notes are accepted for exchange.

3.	Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered old notes will be determined by the Issuer, in their sole discretion, which determination will be final and binding. The Issuer reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Issuer, be unlawful. The Issuer also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any old notes. The Issuer’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as the Issuer shall determine. Although the Issuer intends to notify holders of defects or irregularities with respect to tenders of old notes, neither the Issuer, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

4.	Waiver of Conditions.

The Issuer reserves the absolute right to waive, in whole or part, up to the expiration of the Exchange Offer, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5.	No Conditional Tender.

No alternative, conditional, irregular or contingent tender of old notes will be accepted.

6.	Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent using the contact information set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7.	Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “The Exchange Offer—Withdrawal of Tenders.”

8.	No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

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